Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-194684

Prospectus Supplement to the Prospectus dated April 3, 2014

Class A Common Stock

Convertible Preferred Stock

This prospectus supplement relates to shares of Class A common stock that Artisan Partners Asset Management Inc. may issue from time to time to the holders of limited partnership units, or LP units, of Artisan Partners Holdings LP, our direct subsidiary, including to certain of our directors and executive officers or their affiliates, upon exchange of LP units of Artisan Partners Holdings LP. Such exchanges are described in the accompanying prospectus, dated April 3, 2014, as supplemented by this prospectus.

Pursuant to the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, we also registered the issuance of shares of our convertible preferred stock to the holders of preferred units of Artisan Partners Holdings LP, upon exchange of such preferred units, and the issuance of shares of Class A common stock issuable upon conversion of such shares of convertible preferred stock. All such preferred units of Artisan Partners Holdings LP have been either redeemed, repurchased or exchanged for shares of our Class A common stock. There are no longer any outstanding preferred units or shares of convertible preferred stock.

Our Class A common stock is listed on the New York Stock Exchange under the ticker symbol “APAM”. On January 23, 2015, the last reported sale price of our Class A common stock was $48.85 per share.

You should carefully read this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference, before you invest in our Class A common stock.

Investing in our securities involves risks. See “Risk Factors” beginning on page 13 of our Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated January 26, 2015

Prospectus Supplement

Prospectus

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We are responsible for the information contained in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus as described under “Where You Can Find More Information”, and in any free writing prospectus we may authorize to be delivered to you. We have not authorized anyone to give you any other information, and take no responsibility for any other information or representations that others may give you. This prospectus supplement, the accompanying prospectus and any such free writing prospectus may be used only for the purposes for which they have been published, and no person has been authorized to give any information not contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or any such free writing prospectus. If you receive any other information, you should not rely on it. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus supplement is accurate as of any date other than the date on the cover page of this prospectus supplement. Our business, financial conditions, results of operations and prospects may have changed since that date. You should read carefully the entire prospectus supplement, the accompanying prospectus and any free writing prospectus, as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Except where the context requires otherwise, in this prospectus supplement:

•	“Artisan Partners Asset Management Inc.”, “Artisan”, “Artisan Partners Asset Management”, the “company”, “we”, “us” and “our” refer to Artisan Partners Asset Management Inc., a Delaware corporation, and, unless the context otherwise requires, its direct and indirect subsidiaries, and, for periods prior to our initial public offering, “Artisan”, the “company”, “we”, “us” and “our” refer to Artisan Partners Holdings LP and, unless the context otherwise requires, its direct and indirect subsidiaries; and

•	“Artisan Partners Holdings” and “Holdings” refer to Artisan Partners Holdings LP, a limited partnership organized under the laws of the State of Delaware, and, unless the context otherwise requires, its direct and indirect subsidiaries.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplements the accompanying prospectus, dated April 3, 2014. You should read both this prospectus supplement and the accompanying prospectus together with the additional information described under “Where You Can Find More Information”.

This prospectus supplements the accompanying prospectus to reflect the redemption, repurchase or exchange (for shares of our Class A common stock) of all preferred units of Artisan Partners Holdings LP. There are currently no preferred units of Artisan Partners Holdings outstanding and no shares of our convertible preferred stock outstanding. Where information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

EXCHANGE OF LIMITED PARTNERSHIP UNITS OF ARTISAN PARTNERS HOLDINGS AND CONVERSION OF OUR CONVERTIBLE PREFERRED STOCK

In March 2013, we completed our IPO and a series of reorganization transactions, which we refer to as the IPO Reorganization. The IPO Reorganization was designed to create a capital structure that preserves our ability to conduct our business through Artisan Partners Holdings, while permitting us to raise additional capital and provide access to liquidity through a public company. Multiple classes of securities at the public company level were necessary to achieve those objectives and maintain a corporate governance structure consistent with that of Artisan Partners Holdings prior to the reorganization. Among other changes, the IPO Reorganization modified our capital structure into three classes of common stock and a class of convertible preferred stock. Each outstanding share of capital stock at the public company level corresponds to a partnership unit at the Artisan Partners Holdings level.

Exchange of LP Units

In connection with our IPO Reorganization, we entered into an exchange agreement with the holders of LP units of Artisan Partners Holdings. The exchange agreement generally provides that the holders of common and preferred units of Artisan Partners Holdings are permitted to exchange such units (together with a share of our Class B or Class C common stock, as applicable) in a number of specified circumstances. These rights permit the holders of LP units to exchange their securities for which there is no public trading market for shares of publicly-traded Class A common stock.

Subject to certain restrictions set forth in the exchange agreement, each common unit held by a limited partner of Artisan Partners Holdings is exchangeable for one share of our Class A common stock. Each time the holder of a common unit exchanges a unit for a share of our Class A common stock, we will automatically cancel a share of our Class B common stock or Class C common stock held by the exchanging holder. Limited partners who are employee-partners of Artisan Partners Holdings and who exchange Class B common units that are unvested will receive restricted shares of our Class A common stock that are subject to the same vesting requirements that applied to the common units exchanged.

The accompanying prospectus provides information regarding the exchange of common units of Artisan Partners Holdings for shares of our Class A common stock, including the following:

•	For further information on the exchange of common units, including the circumstances under which an exchange is permitted and additional restrictions on exchange, see “Exchange of Limited Partnership Units of Artisan Partners Holdings and Conversion of Our Convertible Preferred Stock” in the accompanying prospectus. That information is a summary and is qualified in its entirety by reference to the exchange agreement, which has been filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus forms a part. See “Incorporation by Reference” and “Where You Can Find More Information”.

•	For a summary of the material United States federal income tax consequences to United States holders (as defined therein) of common units as a result of exchanges, see “Material United States Federal Tax Considerations for United States Holders” in the accompanying prospectus.

•	For a description of a number of the significant differences between the rights and privileges associated with ownership of common units and our Class A common stock, see “Comparison of Ownership of Limited Partnership Units of Artisan Partners Holdings, Our Class A Common Stock and Our Convertible Preferred Stock” in the accompanying prospectus.

No Preferred Units or Convertible Preferred Stock Outstanding

Between the date of our IPO Reorganization and June 18, 2014, Artisan Partners Holdings had outstanding preferred units and Artisan Partners Asset Management had outstanding shares of convertible preferred stock.

Each preferred unit was exchangeable for one share of our convertible preferred stock or our Class A common stock at a specified conversion rate. Shares of such convertible preferred stock received upon exchange of preferred units were convertible into shares of our Class A common stock at the same conversion rate.

On June 18, 2014, in connection with the sale by affiliates of Hellman & Friedman LLC of their remaining interest in us, all of the then-remaining preferred units of Artisan Partners Holdings were exchanged for shares of our Class A common stock. There are no longer any preferred units or shares of our convertible preferred stock outstanding. In addition, as a result of such sale, there ceased to be any preference rights of the convertible preferred stock and preferential distributions are no longer required to be made to holders of preferred units in the case of a “partial capital event” or dissolution of Artisan Partners Holdings, which we collectively refer to as the H&F preference in the accompanying prospectus, and as further described under “Description of Capital Stock—Preferred Stock—Convertible Preferred Stock”.

As of December 31, 2014, there were 78 holders of common units of Artisan Partners Holdings. As of such date, if all common units of Artisan Partners Holdings were exchanged for shares of our Class A common stock, 72,927,543 shares of Class A common stock would be outstanding and we would hold 100% of the outstanding partnership units of Artisan Partners Holdings.

Net profits and net losses and distributions of profits of Artisan Partners Holdings are allocated and made to partners pro rata in accordance with the number of partnership units of Artisan Partners Holdings they hold (whether or not vested). As of December 31, 2014, we held 34,238,131 general partnership units of Artisan Partners Holdings, or 47% of the total outstanding partnership units of Artisan Partners Holdings.

VALIDITY OF CLASS A COMMON STOCK

The validity of the issuance of shares of Class A common stock offered hereby has been passed upon for Artisan Partners Asset Management by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The financial statements incorporated in the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 (File No. 333-194684) with the Securities and Exchange Commission (the “SEC”) relating to the shares of Class A common stock covered by this prospectus supplement. This prospectus supplement, the accompanying prospectus and any document incorporated by reference into the accompanying prospectus, filed as part of the registration statement, do not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our Class A common stock, we refer you to the registration statement and to its exhibits. Statements in this prospectus supplement about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC.

You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also are able to obtain copies of these materials or inspect them without charge at the SEC’s website. We make available free of charge on the Investor Relations section (www.apam.com) of our website (information contained on our website is not part of this prospectus supplement or part of the accompanying prospectus unless otherwise incorporated by reference) our Proxy Statement on Schedule 14A, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed or furnished with the SEC. We make available to our stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC on or after the date of this prospectus supplement and prior to the termination of the offering of securities by means of this prospectus supplement will automatically update and, where applicable, supersede any information contained in this prospectus supplement or the accompanying prospectus or incorporated by reference in this prospectus supplement or the accompanying prospectus.

We incorporate by reference into this prospectus supplement or the accompanying prospectus the following documents or information filed by us with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 26, 2014;

•	Current Report on Form 8-K, dated and filed on March 12, 2014;

•	Definitive Proxy Statement on Schedule 14A, filed on April 17, 2014 (those portions incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2013 only);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 7, 2014;

•	Current Reports on Form 8-K, dated and filed on May 9, 2014, dated on May 28, 2014 and filed on May 30, 2014, dated and filed on June 9, 2014, June 18, 2014, July 10, 2014, and July 14, 2014;

•	Item 5.02 of the Current Report on Form 8-K, dated on July 18, 2014 and filed on July 21, 2014;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, filed on August 4, 2014;

•	Current Reports on Form 8-K, dated and filed on August 11, 2014, September 10, 2014, October 8, 2014, and October 9, 2014;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed on November 3, 2014;

•	Current Reports on Form 8-K, dated and filed on November 12, 2014, December 9, 2014, and January 12, 2015; and

•	All documents under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of the offering of securities under this prospectus.

Notwithstanding the foregoing, we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, including the related exhibits, nor any documents or other information that is deemed to have been “furnished” and not “filed” with the SEC.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus supplement or the accompanying prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from Artisan Partners Asset Management Inc., at 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202. You may also contact us by telephone at (414) 390-6100 or visit www.apam.com for copies of those documents. Information contained on our websites is not part of this prospectus supplement or part of the accompanying prospectus unless otherwise incorporated by reference.

Class A Common Stock

Convertible Preferred Stock

Artisan Partners Asset Management Inc. may issue from time to time up to 41,937,223 shares of Class A common stock to the holders of limited partnership units, or LP units, of Artisan Partners Holdings LP, our direct subsidiary, including to certain of our directors and executive officers or their affiliates, upon exchange of common units and preferred units of Artisan Partners Holdings LP. Artisan Partners Asset Management Inc. also may issue from time to time up to 1,381,887 shares of convertible preferred stock to the holders of preferred units of Artisan Partners Holdings LP, which are affiliates of one of our directors, upon exchange of such preferred units and up to 1,381,887 shares of Class A common stock issuable upon conversion of such shares of convertible preferred stock. Such exchanges and conversions are described herein. Artisan Partners Asset Management Inc. is organized under the laws of Delaware and is the general partner of Artisan Partners Holdings LP, a Delaware limited partnership.

Under the exchange agreement we entered into with the holders of LP units, the holders of LP units (other than us) may, subject to certain restrictions set forth in the exchange agreement, exchange their common units (together with an equal number of shares of our Class B or Class C common stock, as applicable) for shares of our Class A common stock on a one-for-one basis and exchange their preferred units (together with an equal number of shares of Class C common stock) either for shares of our convertible preferred stock on a one-for-one basis or for shares of our Class A common stock at the conversion rate, which is currently one-for-one but subject to adjustment to reflect the payment of any preferential distributions made to the holders of our convertible preferred stock. Under our restated certificate of incorporation, shares of our convertible preferred stock are convertible at the election of the holder into shares of our Class A common stock at the same conversion rate. See “Description of Capital Stock—Preferred Stock—Convertible Preferred Stock—Convertible Preferred Stock Conversion Rate”.

We are registering the issuance of our Class A common stock to permit the holders of LP units who exchange their LP units and certain holders of our convertible preferred stock who convert their shares of convertible preferred stock to sell without restriction in the open market or otherwise the shares of Class A common stock that they receive upon exchange or conversion, respectively. The shares of Class A common stock registered hereunder will only be issued to the extent that the holders of LP units exchange their units for shares of Class A common stock and/or the holders of shares of our convertible preferred stock convert their shares into shares of Class A common stock. The shares of convertible preferred stock registered hereunder will only be issued to the extent that the holders of preferred units exchange such units for shares of convertible preferred stock. We will not receive any cash proceeds from the issuance of any of the shares registered hereunder.

The Class A common stock is listed on the New York Stock Exchange under the symbol “APAM”. The last reported sale price of the Class A common stock on March 31, 2014 was $64.25 per share.

We are an “emerging growth company” under the federal securities laws and, as such, are eligible for reduced public company reporting and other requirements. See “Risk Factors” on page 2 to read about factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 3, 2014

We are responsible for the information contained in this prospectus, in the documents incorporated by reference in this prospectus and in any free writing prospectus we may authorize to be delivered to you. We have not authorized anyone to give you any other information, and take no responsibility for any other information or representations that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or incorporated by reference is current only as of its date, regardless of the time and delivery of this prospectus or of any sale of the shares. You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

Except where the context requires otherwise, in this prospectus:

•

“AIC” refers to Artisan Investment Corporation, an entity controlled by Andrew A. Ziegler and Carlene M. Ziegler, who are married to each other, and through which Mr. Ziegler and Mrs. Ziegler maintain their ownership interests in Artisan Partners Holdings;

•	“Artisan Funds” refers to Artisan Partners Funds, Inc., a family of Securities and Exchange Commission registered mutual funds;

•

“Artisan Global Funds” refers to Artisan Partners Global Funds PLC, a family of Ireland-domiciled funds organized pursuant to the European Union’s Undertaking for Collective Investment in Transferable Securities;

•

“Artisan Partners Asset Management Inc.”, “Artisan”, “Artisan Partners Asset Management”, the “company”, “we”, “us” and “our” refer to Artisan Partners Asset Management Inc., a Delaware corporation, and, unless the context otherwise requires, its direct and indirect subsidiaries, and, for periods prior to our initial public offering, “Artisan,” the “company,” “we,” “us” and “our” refer to Artisan Partners Holdings LP and, unless the context otherwise requires, its direct and indirect subsidiaries;

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•

“Artisan Partners Holdings” and “Holdings” refer to Artisan Partners Holdings LP, a limited partnership organized under the laws of the State of Delaware, and, unless the context otherwise requires, its direct and indirect subsidiaries;

•

“client” and “clients” refer to investors who access our investment management services by investing in mutual funds, including the funds of Artisan Funds or Artisan Global Funds, or by engaging us to manage a separate account in one or more of our investment strategies (such accounts include collective investment trusts, which are pools of retirement plan assets maintained by a bank or trust company, and other pooled investment vehicles for which we are investment adviser, each of which we manage on a separate account basis);

•	“employee” includes limited partners of Artisan Partners Holdings whose full-time professional efforts are devoted to providing services to us;

•	“IPO” means the initial public offering of 12,712,279 shares of Class A common stock of Artisan Partners Asset Management Inc. completed on March 12, 2013;

•

“IPO Reorganization” means the series of transactions Artisan Partners Asset Management Inc. and Artisan Partners Holdings completed on March 12, 2013, immediately prior to the IPO, in order to reorganize their capital structures in preparation for the IPO;

•	“November 2013 Offering” means the public offering of 5,520,000 shares of Class A common stock of Artisan Partners Asset Management Inc. completed on November 6, 2013; and

•	“2014 Follow-On Offering” means the public offering of 9,284,337 shares of Class A common stock of Artisan Partners Asset Management Inc. completed on March 12, 2014.

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ARTISAN PARTNERS ASSET MANAGEMENT

Founded in 1994, we are an investment management firm that provides a broad range of U.S., non-U.S. and global investment strategies. Since our founding, we have pursued a business model that is designed to maximize our ability to produce attractive investment results for our clients, and we believe this model has contributed to our success in doing so. We focus on attracting, retaining and developing talented investment professionals by creating an environment in which each investment team is provided ample resources and support, transparent and direct financial incentives, and a high degree of investment autonomy. We offer to clients 14 actively-managed investment strategies, managed by six distinct investment teams. Each team is led by one or more experienced portfolio managers with a track record of strong investment performance and is devoted to identifying long-term investment opportunities. We believe this autonomous structure promotes independent analysis and accountability among our investment professionals, which we believe promotes superior investment results.

Each of our strategies is designed to have a clearly articulated, consistent and replicable investment process that is well-understood by clients and managed to achieve long-term performance. Throughout our history, we have expanded our investment management capabilities in a disciplined manner that we believe is consistent with our overall philosophy of offering high value-added investment strategies in growing asset classes.

In addition to our investment teams, we have a management team that is focused on our business objectives of achieving profitable growth, expanding our investment capabilities, diversifying the source of our assets under management and delivering superior client service. Our management team supports our investment management capabilities and manages a centralized infrastructure, which allows our investment professionals to focus primarily on making investment decisions and generating returns for our clients.

We offer our investment management capabilities primarily to institutions and through intermediaries that operate with institutional-like decision-making processes and have longer-term investment horizons, by means of separate accounts and mutual funds. Our clients include pension and profit sharing plans, trusts, endowments, foundations, charitable organizations, government entities, private funds and non-U.S. pooled investment vehicles that are generally comparable to U.S. mutual funds, as well as mutual funds, non-U.S. funds and collective trusts we sub-advise. We serve as the investment adviser to Artisan Funds, a family of mutual funds registered with the Securities and Exchange Commission, or the SEC, that offers shares in multiple classes designed to meet the needs of a range of institutional and other investors, and as investment manager and promoter of Artisan Global Funds, a family of Ireland-based UCITS funds that offers shares to non-U.S. investors.

We access traditional institutional clients primarily through relationships with investment consultants and access institutional-like investors primarily through consultants, alliances with major defined contribution/401(k) platforms and relationships with fee-based financial advisors and broker-dealers. We derive essentially all of our revenues from investment management fees, which primarily are based on a specified percentage of clients’ average assets under management. These fees are derived from investment advisory and sub-advisory agreements that are terminable by clients upon short notice or no notice.

Artisan Partners Asset Management is a holding company that was incorporated in Wisconsin on March 21, 2011 and converted to a Delaware corporation on October 29, 2012. Our assets principally consist of our ownership of partnership units of Artisan Partners Holdings, deferred tax assets and cash. We conduct all of our business activities through operating subsidiaries of Artisan Partners Holdings. Our principal executive offices are located at 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202. Our telephone number at this address is (414) 390-6100 and our website address is www.artisanpartners.com. We post updated information about our assets under management under the Financial Information section of our Investor Relations website (www.apam.com) after the conclusion of the seventh trading day of the New York Stock Exchange, or NYSE, of each month. Information contained on our websites is not part of this prospectus.

RISK FACTORS

Holders exchanging LP units for shares of our Class A common stock or exchanging their preferred units of Artisan Partners Holdings for shares of our convertible preferred stock and subsequently converting such shares into shares of our Class A common stock should carefully consider each of the risks described in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 26, 2014, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov, and all of the other information included or incorporated by reference in this prospectus.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference, and from time to time our management may make, forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue”, the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions, may include projections of our future financial performance, future expenses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in our business or financial results. These statements are only predictions based on our current expectations and projections about future events. Among the important factors that could cause actual results, level of activity, performance or achievements to differ materially from those indicated by such forward-looking statements are: fluctuations in quarterly and annual results, adverse economic or market conditions, incurrence of net losses, adverse effects of management focusing on implementation of a growth strategy, failure to develop and maintain the Artisan Partners brand and other factors disclosed under “Risk Factors” in Item 1A of our most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 26, 2014, as such factors may be updated from time to time in our periodic filings with the SEC, as well as the other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Forward-looking statements include, but are not limited to, statements about:

•	our anticipated future results of operations;

•	our potential operating performance and efficiency;

•	our expectations with respect to future levels of assets under management, including the capacity of our strategies and client cash inflows and outflows;

•	our financing plans, cash needs and liquidity position;

•	our intention to pay dividends and our expectations about the amount of those dividends;

•	our expected levels of compensation of our employees;

•	our expectations with respect to future expenses and the level of future expenses;

•	our expected tax rate, and our expectations with respect to deferred tax assets; and

•	our estimates of future amounts payable pursuant to our tax receivable agreements.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of any of the shares registered hereunder, but we will receive a number of general partnership units, or GP units, of Artisan Partners Holdings LP, equal to the number of shares of Class A common stock issued upon exchange of LP units or conversion of shares of convertible preferred stock. Upon the exchange of preferred units of Artisan Partners Holdings LP for shares of convertible preferred stock, we will retain any preferred units so exchanged until the subsequent conversion of such shares of convertible preferred stock into shares of our Class A common stock. At the time of the subsequent conversion, we will exchange a number of preferred units we hold for GP units equal to the number of shares of our Class A common stock issued upon conversion.

EXCHANGE OF LIMITED PARTNERSHIP UNITS OF ARTISAN PARTNERS HOLDINGS AND CONVERSION OF OUR CONVERTIBLE PREFERRED STOCK

In March 2013, we completed our IPO and a series of reorganization transactions, which we refer to as the IPO Reorganization, in order to reorganize our capital structures in preparation for our IPO. The IPO Reorganization was designed to create a capital structure that preserves our ability to conduct our business through Artisan Partners Holdings, while permitting us to raise additional capital and provide access to liquidity through a public company. Multiple classes of securities at the public company level were necessary to achieve those objectives and maintain a corporate governance structure consistent with that of Artisan Partners Holdings prior to the reorganization. Among other changes, the IPO Reorganization modified our capital structure into three classes of common stock and a class of convertible preferred stock. For a description of these shares, see “Description of Capital Stock”. Each outstanding share of common stock and convertible preferred stock at the public company level corresponds to a partnership unit at the Artisan Partners Holdings level.

In connection with our IPO Reorganization, we entered into an exchange agreement with the holders of LP units. The exchange agreement generally provides that the holders of LP units are permitted to exchange such units (together with a share of our Class B or Class C common stock, as applicable) in a number of circumstances that are generally based on, but in several respects are not identical to, the “safe harbors” contained in the U.S. Treasury Regulations dealing with “publicly traded partnerships” for U.S. federal income tax purposes. Pursuant to our restated certificate of incorporation, shares of our convertible preferred stock are convertible at the election of the holder into shares of our Class A common stock. These rights permit the holders of LP units and the holders of convertible preferred stock to exchange or convert their securities for which there is no public trading market for shares of publicly-traded Class A common stock.

The following description of the exchange of LP units and the conversion of shares of our convertible preferred stock is a summary and is qualified in its entirety by reference to the exchange agreement and our restated certificate of incorporation, which have been filed as exhibits to the registration statement of which this prospectus forms a part. See “Incorporation by Reference” and “Where You Can Find More Information.”

In accordance with the terms of the exchange agreement, LP units may be exchanged (i) in connection with the first underwritten offering in any calendar year, if any, pursuant to a resale and registration rights agreement, as amended, we entered into with the holders of LP units and the holders of our convertible preferred stock, (ii) on a specified date each fiscal quarter, (iii) in connection with such holder’s death, disability or mental incompetence, (iv) as part of one or more exchanges by such holder and any related persons (within the meaning of Section 267(b) or 707(b)(1) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, and treating H&F Brewer AIV, L.P. and H&F Capital Associates V, L.P., or H&F Capital Associates, as related persons for this purpose) during any 30 calendar day period representing in the aggregate more than 2% of all outstanding partnership units of Artisan Partners Holdings (disregarding partnership units held by us so long as we are the general partner of Artisan Partners Holdings and owned at least 10% of all outstanding partnership units at any point during the taxable year during which such exchanges occur), (v) if the exchange is of all of the LP units held by H&F Brewer AIV, L.P. and H&F Capital Associates or AIC in a single transaction, (vi) in connection with a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock that is effected with the consent of our board of directors or in connection with certain mergers, consolidations or other business combinations (such exchanges to be contingent upon the consummation of the transaction) or (vii) if we permit the exchanges after determining (after consultation with our outside legal counsel and tax advisor) that Artisan Partners Holdings would not be treated as a “publicly traded partnership” under Section 7704 of the Internal Revenue Code as a result of such exchanges.

A holder may not exchange LP units if we determine, after consultation with legal counsel, that such exchange would be prohibited by law or regulation or such exchange would not be permitted under any of the agreements with us to which the holder is then subject. In addition, we may impose additional restrictions on exchange in certain circumstances that we reasonably determine to be necessary or advisable so that Artisan Partners Holdings is not treated as a “publicly traded partnership” under Section 7704 of the Internal Revenue Code (other than the circumstances described in clauses (ii), (iv) or (v) of the paragraph above in the absence of a change of law). We also may waive restrictions on exchange in the exchange agreement.

Common Units

Subject to certain restrictions set forth in the exchange agreement (including those described above intended to ensure that Artisan Partners Holdings is not treated as a publicly traded partnership), each common unit held by a limited partner of Artisan Partners Holdings is exchangeable for one share of our Class A common stock. Each time the holder of a common unit exchanges a unit for a share of our Class A common stock, we will automatically cancel a share of our Class B common stock or Class C common stock held by the exchanging holder. Employee-partners who exchange Class B common units that are unvested will receive restricted shares of our Class A common stock that are subject to the same vesting requirements that applied to the common units exchanged.

Preferred Units and Convertible Preferred Stock

Subject to certain restrictions set forth in the exchange agreement (including those described above intended to ensure that Artisan Partners Holdings is not treated as a publicly traded partnership), each preferred unit held by a limited partner of Artisan Partners Holdings is exchangeable for one share of our convertible preferred stock or our Class A common stock at the conversion rate, which is currently one-for-one but subject to adjustment to reflect the payment of any preferential distributions made to the holders of our convertible preferred stock, plus cash in lieu of fractional shares (after aggregating all shares of our Class A common stock that would otherwise be received by each holder). See “Description of Capital Stock—Preferred Stock—Convertible Preferred Stock—Convertible Preferred Stock Conversion Rate”. Each time the holder of a preferred unit exchanges a unit for a share of our Class A common stock or convertible preferred stock, we will automatically cancel a share of our Class C common stock held by the exchanging holder. Shares of our convertible preferred stock are convertible at the election of the holder into shares of our Class A common stock at the same conversion rate.

When the holders of our convertible preferred stock are no longer entitled to preferential distributions, as described in “Description of Capital Stock—Preferred Stock—Convertible Preferred Stock—Preferential Distributions to Holders of Preferred Units and Convertible Preferred Stock”, and any preferred distributions have been paid in full to such holders, all shares of convertible preferred stock will automatically convert into shares of our Class A common stock at the conversion rate plus cash in lieu of fractional shares (after aggregating all shares of our Class A common stock that would otherwise be received by such holder). Following the automatic conversion of our convertible preferred stock into Class A common stock, preferred units will be exchangeable only for Class A common stock at the conversion rate plus cash in lieu of fractional shares (after aggregating all shares of our Class A common stock that would otherwise be received by each holder).

Issuance of GP Units

In order to make a share of Class A common stock represent the same percentage economic interest in Artisan Partners Holdings as a common unit of Artisan Partners Holdings, disregarding corporate-level taxes and payments with respect to the tax receivable agreements we entered into in connection with our IPO, we will always hold a number of GP units equal to the number of shares of Class A common stock issued and outstanding. As the holders of common units and preferred units exchange their units for Class A common stock, we will receive a number of GP units of Artisan Partners Holding equal to the number of shares of our Class A common stock that they receive, and a number of common units or preferred units, and shares of our Class B or Class C common stock, as applicable, equal to the number of units so exchanged will be cancelled. We will retain any preferred units exchanged for shares of convertible preferred stock until the subsequent conversion of such shares into shares of our Class A common stock, although a number of shares of our Class C common stock equal to the number of units so exchanged will be cancelled. Upon conversion of shares of convertible preferred stock, we will exchange a number of preferred units we hold for GP units equal to the number of shares of our Class A common stock issued upon conversion.

As of March 31, 2014, there were 87 holders of LP units (including us) and one holder of shares of our convertible preferred stock. As of such date, we held 29,133,585 GP units and 455,011 preferred units of Artisan Partners Holdings, or 41% of the total outstanding partnership units of Artisan Partners Holdings. If all partnership units of Artisan Partners Holdings (other than those held by us) were exchanged for shares of our Class A common stock or convertible preferred stock, as applicable, and all shares of our convertible preferred stock were converted at a one-to-one conversion rate for shares of our Class A common stock, 71,525,819 shares of Class A common stock would be outstanding and we would hold 100% of the outstanding partnership units of Artisan Partners Holdings.

The holders of LP units who exchange their LP units and the holders of shares of convertible preferred stock who convert such shares, generally may not sell the shares of Class A common stock received upon exchange or conversion, as applicable, until after June 1, 2014, unless our board of directors and/or the underwriters of the 2014 Follow-On Offering grant a waiver. See “Relationships and Related Party Transactions—Transactions in connection with the IPO Reorganization—Resale and Registration Rights Agreement”.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
UNITED STATES HOLDERS

This section summarizes the material United States federal income tax consequences to United States holders (as defined below) of LP units that exchange units for shares of Class A common stock or convertible preferred stock, as applicable, and to United States holders of shares of convertible preferred stock that convert shares of convertible preferred stock into shares of Class A common stock. This section does not otherwise discuss any United States federal income tax consequences to United States holders of convertible preferred stock of receiving distributions on convertible preferred stock or of disposing of convertible preferred stock. It applies to you only if you hold your LP units or convertible preferred stock as capital assets for tax purposes and only if you acquired and hold shares of Class A common stock as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•

a person that owns LP units, convertible preferred stock or shares of Class A common stock as part of a hedging transaction, straddle, conversion transaction or other risk reduction transaction for tax purposes,

•	a person that purchased convertible preferred stock or sells shares of Class A common stock as part of a wash sale for tax purposes,

•	a person subject to the alternative minimum tax, or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the Internal Revenue Code, its legislative history, existing and proposed regulations under the Internal Revenue Code, or the Treasury Regulations, published rulings and court decisions, all as currently in effect. These laws, rules and interpretations are subject to change, possibly on a retroactive basis.

If a partnership holds LP units, convertible preferred stock or Class A common stock, the United States federal income tax treatment of a partner therein will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the LP units, convertible preferred stock or Class A common stock should consult its tax advisor with regard to the United States federal income tax treatment of the exchange of the LP units or conversion of convertible preferred stock and of holding and disposing of shares of Class A common stock received in the exchange or conversion.

You should consult a tax adviser regarding the United States federal tax consequences of exchanging your LP units or converting your shares of convertible preferred stock and of holding and disposing of shares of Class A common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

This section describes the tax consequences to a United States holder. You are a “United States holder” if you are a beneficial owner of LP units, convertible preferred stock or Class A common stock and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, we encourage you to consult your own tax advisor regarding the United States federal tax consequences of exchanging LP units or converting convertible preferred stock and of holding and disposing of Class A common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences of Exchanging LP Units for Shares of Class A Common Stock or Convertible Preferred Stock

For United States federal income tax purposes, the exchange of LP units for shares of Class A common stock or convertible preferred stock will be a taxable event. Under the tax receivable agreement, or the TRA, among Artisan Partners Asset Management and each holder of LP units, an exchanging partner will likely be entitled, in taxable years subsequent to the year of the exchange, to contingent payments, or TRA Payments, resulting from the exchange. Therefore, any gain an exchanging partner is treated as realizing upon its exchange will, subject to the discussion of Section 751 of the Internal Revenue Code and imputed interest below, likely be treated as realized in an installment sale and thus subject to the installment sale rules of Section 453 of the Internal Revenue Code, unless the exchanging partner elects out of installment sale treatment.

The tax consequences to an exchanging partner are complex. If you are an exchanging partner, we strongly encourage you to consult your tax advisor regarding the tax consequences to you of an exchange and, in particular, whether or not to elect out of installment sale treatment.

Exchanging Partners that Elect Out of Installment Sale Treatment

This discussion applies to an exchanging partner that elects out of installment sale treatment. Generally, in order to make such election, you should report your exchange on your timely filed United States federal income tax return for the taxable year in which you made the exchange and you should not include IRS Form 6252 on which installment sales are otherwise reported. The election will apply only to the exchange to which it relates.

In general, the treatment of an exchanging partner’s exchange and receipt of TRA Payments on account of the exchange will depend on whether, at the time of the exchange, the fair market value of the partner’s entitlement to receive TRA Payments is reasonably ascertainable. If it is, then the exchange and the receipt of TRA Payments will be accounted for under the “closed transaction method.” Otherwise, the exchange and receipt of TRA Payments will be accounted for under the “open transaction method.” Applicable Treasury Regulations provide that the fair market value of an entitlement to receive contingent payments, such as the TRA Payments, will only be treated as not reasonably ascertainable in “rare and extraordinary cases.” We strongly encourage you to consult your tax advisor regarding whether the value of your entitlement to receive TRA Payments on account of your exchange will be reasonably ascertainable at the time of your exchange and the resulting tax consequences to you.

Closed Transaction Method. Under the closed transaction method, an exchanging partner will generally recognize gain or loss equal to the difference between the amount realized and the partner’s basis in the LP units exchanged. The partner’s amount realized will equal the sum of (i) the fair market value of the shares of Class A common stock or convertible preferred stock received, (ii) the reduction, if any, on account of the exchange of the liabilities of Artisan Partners Holdings that are allocated to such exchanging partner and (iii) the fair market value of the TRA Payments to which the partner will be entitled on account of the exchange. Determining an exchanging partner’s basis in its LP units is discussed below under “—Exchanging Partner’s Basis in LP Units”. The characterization of any gain or loss taken into account by an exchanging partner under the rules described in this paragraph is discussed below under “—Characterization of an Exchanging Partner’s Gain or Loss upon the Exchange”.

Under the closed transaction method, an exchanging partner’s basis in its entitlement to receive TRA Payments should equal the fair market value of the entitlement at the time of the exchange. That basis is referred to herein as the TRA Payment Entitlement Basis. The portion of each TRA Payment received by the partner that is not characterized as interest (under the rules discussed below under “—Imputed Interest on Certain TRA Payments”) should be treated as a non-taxable return of such exchanging partner’s TRA Payment Entitlement Basis. To the extent the partner receives TRA Payments (other than amounts characterized as interest) in excess of the TRA Payment Entitlement Basis, the partner will likely recognize capital gain. The manner in which Section 751 of the Internal Revenue Code should be applied to the TRA Payments is not clear. We strongly encourage you to consult your tax advisor regarding the possible application of Section 751 to your receipt of TRA Payments under the closed transaction method. If the total amount of TRA Payments (other than amounts characterized as interest) received is less than the TRA Payment Entitlement Basis, the partner will likely recognize a loss equal to the difference. The loss would likely be characterized as a capital loss. The deductibility of capital losses is subject to limitations.

Open Transaction Method. Under the open transaction method, an exchanging partner will generally recognize gain or loss equal to the difference between the partner’s amount realized and the partner’s basis in the LP units exchanged. In this case, the amount realized is the same as the amount realized under the closed transaction method, except that the amount realized does not include the value of the partner’s entitlement to receive TRA Payments. Determining an exchanging partner’s basis in its LP units is discussed below under “—Exchanging Partner’s Basis in LP Units”. The characterization of any gain or loss taken into account by an exchanging partner under the rules described in this paragraph is discussed below under “—Characterization of an Exchanging Partner’s Gain or Loss upon the Exchange”.

Under the open transaction method, an exchanging partner should not have any basis in the entitlement to receive TRA Payments. As a result, the portion of each TRA Payment received by the partner that is not characterized as interest (under the rules discussed below under “—Imputed Interest on Certain TRA Payments”) should be treated as an additional amount realized upon the exchange and generally accounted for in the same manner as discussed in the previous paragraph. The manner in which Section 751 of the Internal Revenue Code should be applied to TRA Payments accounted for under the open transaction method is not clear. We strongly encourage you to consult your tax advisor regarding the possible application of Section 751 to your receipt of TRA Payments under the open transaction method.

Exchanging Partners that Do Not Elect Out of Installment Sale Treatment

This discussion applies to an exchanging partner that does not elect out of installment sale treatment.

The TRA provides that the total TRA Payments (other than amounts accounted for as interest under the Internal Revenue Code) with respect to an exchange cannot exceed 50% of the sum of the cash (excluding TRA Payments) and the fair market value (as of the date of the exchange) of the shares of Class A common stock or convertible preferred stock received upon the exchange. Therefore, in general, an exchanging partner that is treated as realizing gain should be treated as having sold its LP units in a contingent payment sale with a stated maximum selling price. An exchanging partner will be treated as realizing gain if the stated maximum selling price exceeds the partner’s basis in its LP units exchanged (in each case, without taking into account any liabilities allocable to the partner on account of its ownership of the LP units) (such maximum selling price, the “contract price,” and such excess, the “gross profit”), with such amounts subject to possible adjustment if Section 751 of the Internal Revenue Code were to apply to the exchange, as discussed below. An exchanging partner’s basis in its LP units is determined as discussed under “—Exchanging Partner’s Basis in LP Units” below. Because the liabilities of Artisan Partners Holdings allocable to the exchanging partner on account of the partner’s ownership of the LP units exchanged should generally constitute “qualifying indebtedness” for purposes of the installment sale rules, and assuming such liabilities do not exceed the partner’s basis in the LP units exchanged, the partner will compute its “gross profit ratio” by dividing its gross profit by its contract price. For these purposes, “qualifying indebtedness” generally includes indebtedness that is incurred or assumed by us incident to our acquisition, holding, or operation in the ordinary course of our business or investment, of the LP units exchanged. Except with respect to portions of amounts realized that are treated as interest (under the rules discussed below under “—Imputed Interest on Certain TRA Payments”), an exchanging partner that is treated as realizing gain upon exchange will be required to recognize as gain the product of the fair market value of each payment it receives as a result of the exchange (whether in the form of shares of Class A common stock or convertible preferred stock or TRA Payments) and its gross profit ratio. The characterization of any gain or loss taken into account by an exchanging partner upon receipt of Class A common stock or convertible preferred stock under the rules described in this paragraph is discussed below under “—Characterization of an Exchanging Partner’s Gain or Loss upon the Exchange”. If, as discussed therein, an exchanging partner were to have Section 751 Income (as defined below) upon the exchange, the partner would not be entitled to report that income using the installment sale method; in that case, the exchanging partner would, for purposes of applying the installment sale method, have to reduce its gross profit and contract price by its Section 751 Income. The characterization of any gain taken into account by an exchanging partner upon receipt of TRA Payments under the rules described in this paragraph is discussed below under “—Characterization of an Exchanging Partner’s Gain or Loss upon the Exchange”, except that Section 751 of the Internal Revenue Code should not apply.

If the total amount of TRA Payments (other than amounts characterized as interest) that an exchanging partner receives is less than the partner’s stated maximum selling price (other than as a result of a discharge of our obligations under the TRA in bankruptcy), the exchanging partner will likely recognize a loss equal the unrecovered portion of its basis in the LP units exchanged. The loss would likely be characterized as a capital loss. The deductibility of capital losses is subject to limitations.

Special rules under the Internal Revenue Code apply to an installment obligation that arises from the disposition of property under the installment method, if the sales price of the property exceeds $150,000, but only if the obligation is outstanding as of the close of the relevant taxable year and the face amount of all such obligations held by the taxpayer which arose during, and are outstanding as of the close of, the relevant taxable year exceeds $5,000,000. If these rules apply to a taxpayer, its tax liability for such taxable year is increased by an interest charge calculated by reference to its deferred tax liability resulting from its use of the installment method with respect to such obligations. It is not clear how these special rules are to be applied to installment obligations arising in a contingent payment sale with a stated maximum selling price. We strongly encourage you to consult your tax adviser regarding the tax consequences, if any, to you of the application of these special rules to you.

You are required to file IRS Form 6252 to report your income using the installment method.

Exchanging Partner’s Basis in LP Units

Your basis in the LP units received in exchange for a contribution of property, if any, to Artisan Partners Holdings was initially equal to the basis in any property you contributed in exchange for such LP units and your initial share in Artisan Partners Holdings’ liabilities. Generally, your basis was increased by (i) your share of the taxable and tax-exempt income of Artisan Partners Holdings and (ii) increases in your share of the liabilities of Artisan Partners Holdings. Generally, your basis was decreased by (i) your share of distributions from Artisan Partners Holdings, (ii) decreases in your share of liabilities of Artisan Partners Holdings, (iii) your share of losses of Artisan Partners Holdings and (iv) your share of nondeductible expenditures of the operating partnership that are not chargeable to capital. However, your basis could not decrease below zero.

If you exchange less than your entire interest in Artisan Partners Holdings, you will be required to allocate a portion of your basis to the LP units you exchange. Such allocation should generally be made based on the relative fair market value of the LP units exchanged and your remaining interest in Artisan Partners Holdings at the time of your exchange. We encourage you to consult your tax adviser regarding how to allocate your basis in your interest in Artisan Partners Holdings to the LP units you exchange.

Characterization of an Exchanging Partner’s Gain or Loss upon the Exchange

Subject to the discussion of Section 751 of the Internal Revenue Code below, any gain recognized by an exchanging partner upon exchange will be treated as capital gain. Any loss recognized will be treated as a capital loss. Capital gain of non-corporate taxpayers derived with respect to capital assets held for more than one year is generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

To the extent that the amount realized upon the exchange attributable to an exchanging partner’s share of “unrealized receivables” of Artisan Partners Holdings, as defined in Section 751 of the Internal Revenue Code, exceeds Artisan Partners Holdings’ basis in such receivables, such excess (the “Section 751 Income”) will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Artisan Partners Holdings’ income, any rights to payment for services rendered or to be rendered. Because Artisan Partners Holdings derives substantially all of its revenues from investment advisory and sub-advisory agreements, all of which are terminable by clients upon short notice or no notice, Artisan Partners Holdings does not believe that a significant amount of its value is attributable to this type of unrealized receivables as of the date hereof. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if Artisan Partners Holdings were to have sold its assets at their fair market value at the time of the exchange, including gain in respect of intangible assets that had previously been amortized. We encourage you to consult your tax advisor regarding the characterization of any gain you recognize upon your exchange of LP units for shares of Class A common stock or convertible preferred stock.

Imputed Interest on Certain TRA Payments

With respect to any TRA Payment received by an exchanging partner more than six months after the date of the applicable exchange, the partner will be required to treat a portion of the payment as interest. The portion treatable as interest will equal the excess of the payment over the present value of the payment as of the date of the exchange, determined by discounting the payment at the applicable federal rate, which the IRS publishes in the Internal Revenue Bulletin for each month. An exchanging partner will be required to use its regular methods of tax account to account for any portion of any TRA Payment that is treated as interest.

Tax Consequences of Converting Convertible Preferred Stock into Shares of Class A Common Stock

For United States federal income tax purposes, the conversion of convertible preferred stock into shares of Class A common stock and cash in lieu of a fractional share, if any, should be treated as a recapitalization. As a result, you should be treated as receiving shares of Class A common stock, including a fractional share, if any, for your convertible preferred stock and then surrendering your fractional share of Class A common stock, if any, for cash. With respect to whole shares of Class A common stock which you receive upon conversion of your convertible preferred stock, you should not recognize any gain or loss upon such conversion, you should have a basis in the shares of Class A common stock equal to your basis in the convertible preferred stock surrendered, and your holding period in the shares of Class A common stock should include your holding period in the convertible preferred stock surrendered. Your basis in the convertible preferred stock surrendered should generally be equal to the fair market value of the convertible preferred stock at the time you received it.

With respect to the cash you are treated as receiving for a fractional share, if any, which you are treated as having received for convertible preferred stock, you should generally recognize gain or loss equal to the difference between the tax basis which you are treated as having in such fractional share and the amount of cash received. The tax basis which you should be treated as having in such fractional share should be equal to your basis in the convertible preferred stock which you are treated as having surrendered therefor.

The gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if your holding period for the shares exceeds one year. Long-term capital gain recognized by a non-corporate United States holder is generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. However, if the deemed redemption of your fractional share is neither (i) “not essentially equivalent to a dividend,” (ii) “substantially disproportionate” with respect to you, (iii) “in complete redemption” of your interest in the our stock, nor, (iv) in the case of non-corporate United States holders, “in partial liquidation” of Artisan Partners Asset Management, each of the foregoing within the meaning of Section 302(b) of the Internal Revenue Code, the cash you receive in the deemed redemption of your fractional share will be treated as a dividend to the extent of our current or accumulated earnings and profits. You should consult your own tax advisor regarding the characterization of the deemed redemption of your fractional share for cash for tax purposes.

If you are a “significant holder” of Artisan Partners Asset Management, as defined in Section 1.368-3(c)(1) of the Treasury Regulations, you may be required to file the statement described in Section 1.368-3(b) of the Treasury Regulations with the IRS.

Tax Consequences of Owning and Disposing of Shares of Class A Common Stock

Distributions

In general, if distributions are made with respect to shares of Class A common stock, the distributions will be treated as dividends to the extent of our current and accumulated earnings and profits, as determined for United States federal income tax purposes. Any portion of a distribution in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital reducing your tax basis in the shares of Class A common stock, and thereafter as capital gain, the tax treatment of which is discussed below under “—Sale or Redemptions”. For purposes of the remainder of the discussion in this subsection, it is assumed that dividends paid on shares of Class A common stock will constitute dividends for United States federal income tax purposes.

If you are a corporation, dividends that you receive on shares of Class A common stock will generally entitle you to a 70% dividends-received deduction provided certain holding period and other requirements are met. If you are an individual, dividends that you receive on shares of Class A common stock will generally be subject to tax at the preferential rates applicable to long-term capital gains provided certain holding period and other requirements are met. You should consult your own tax advisor regarding whether these rules apply to you.

Sale or Redemptions

A sale, exchange or other disposition of shares of Class A common stock will generally result in gain or loss equal to the difference between the amount realized upon the disposition and your adjusted tax basis in the shares. If you acquired the shares of Class A common stock by exchanging your LP units therefor, your adjusted tax basis in the shares should equal the fair market value of the shares at the time you acquired them and your holding period for the shares should begin on the day after you acquired them. If you acquired the shares of Class A common stock upon conversion of your convertible preferred stock therefor, the determination of your adjusted tax basis in the shares and your holding period with respect to the shares is described above under “—Tax Consequences of Converting Convertible Preferred Stock into Shares of Class A Common Stock”. In each case, your tax basis in your shares of Class A common stock may be subject to reduction as described above under “—Distributions”. Gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for the shares exceeds one year. Long-term capital gain recognized by a non-corporate United States holder is generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

A redemption of your shares of Class A common stock for cash will be treated as a sale or exchange, taxable as described in the preceding paragraph, if, as is most likely, the redemption is (i) “not essentially equivalent to a dividend,” (ii) “substantially disproportionate” with respect to you, (iii) “in complete redemption” of your interest in our stock, or, (iv) in the case of non-corporate United States holders, “in partial liquidation” of Artisan

Partners Asset Management, each of the foregoing within the meaning of Section 302(b) of the Internal Revenue Code. If none of the above standards is satisfied, then a payment in redemption of your shares of Class A common stock will be treated as a distribution subject to the tax treatment described above under “—Distributions”.

We strongly encourage you to consult your own tax advisor regarding the characterization of a redemption payment under the rules described in this subsection and the consequences of such characterization to you.

Medicare Tax

If you are an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, you are subject to a 3.8% tax, or the Medicare Tax, on the lesser of (1) your “net investment income” for the relevant taxable year and (2) the excess of your modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). Your net investment income generally includes your net gains in respect of your exchange of LP units for shares of Class A common stock or convertible preferred stock, your dividend income with respect to your shares of Class A common stock, and your net gains in respect of your sale, exchange, or redemption of your shares of Class A common stock, unless such income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, we encourage you to consult your tax advisors regarding the applicability of the Medicare Tax to your net gains in respect of your exchange of LP units for shares of Class A common stock or convertible preferred stock, your dividend income with respect to your shares of Class A common stock, and your net gains in respect of your sale, exchange, or redemption your shares of Class A common stock.

Information Reporting and Backup Withholding

In general, if you are a noncorporate United States holder, we and other payors are required to report to the IRS the proceeds from your exchange of LP units for shares of Class A common stock or convertible preferred stock, the dividends you receive with respect to your shares of Class A common stock, and any payment of proceeds of the sale, exchange, or redemption of your shares of Class A common stock before maturity. Additionally, backup withholding would apply to any such payments, if you fail to provide an accurate taxpayer identification number, or you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary and is qualified in its entirety by reference to our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. See “Incorporation by Reference” and “Where You Can Find More Information.”

Our authorized capital stock consists of 500,000,000 shares of Class A common stock, par value $0.01 per share, 200,000,000 shares of Class B common stock, par value $0.01 per share, 400,000,000 shares of Class C common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock (including 15,000,000 shares designated as convertible preferred stock, par value $0.01 per share).

Common Stock

Class A Common Stock

The holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

The holders of our Class A common stock are entitled to receive dividends (including dividends payable in shares of our Class A common stock or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock paid proportionally with respect to each outstanding share of our Class A common stock), if declared by our board of directors, out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. In the event that we receive any distributions on preferred units of Artisan Partners Holdings held by us, the terms of our convertible preferred stock prevent us from declaring or paying any dividend on our Class A common stock until we have paid to the convertible preferred stockholders an amount per share equal to the proceeds per preferred unit of any distributions we receive on the preferred units held by us plus the cumulative amount of any prior distributions made on the preferred units held by us which have not been paid to the convertible preferred stockholders, net of taxes, if any, payable by us on (without duplication) (i) allocations of taxable income related to such distributions and (ii) the distributions themselves, in each case in respect of the preferred units held by us. The rights of the holders of Class A common stock to distributions, including upon liquidation, are subject to the H&F preference, as described under “—Preferred Stock—Convertible Preferred Stock—Preferential Distributions to Holders of Preferred Units and Convertible Preferred Stock”. If the H&F preference is terminated, upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock will be entitled to receive, on a pro rata basis, our remaining assets available for distribution.

The holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Class B Common Stock

Initially, the holders of our Class B common stock are entitled to five votes for each share held of record on all matters submitted to a vote of stockholders. If and when the holders of our Class B common stock collectively hold less than 20% of the aggregate number of outstanding shares of our common stock and our convertible preferred stock, each share of Class B common stock will entitle its holder to only one vote per share held of record on all matters submitted to a vote of stockholders.

Our employee-partners as the holders of the Class B common units of Artisan Partners Holdings are currently the holders of all of the issued and outstanding shares of Class B common stock. Upon the termination of the employment of an employee-partner, the employee-partner’s vested Class B common units and the associated Class B common stock are automatically exchanged for Class E common units and Class C common stock, respectively, and we cancel each unvested share of the employee-partner’s Class B common stock. Unvested Class B common units are forfeited by the terminated employee-partner.

The holders of our Class B common stock do not have any right to receive dividends (other than dividends payable in shares of our Class B common stock or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock) or to receive a distribution upon the dissolution, liquidation or sale of all or substantially all of our assets.

The holders of our Class B common stock do not have preemptive, subscription, redemption or conversion rights.

Class C Common Stock

The holders of our Class C common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

The holders of the Class A common units and preferred units of Artisan Partners Holdings, our former employee-partners and AIC as the holder of the Class D common units are currently the holders of all of the issued and outstanding shares of Class C common stock.

The holders of our Class C common stock do not have any right to receive dividends (other than dividends consisting of shares of our Class C common stock or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of our Class C common stock paid proportionally with respect to each outstanding share of our Class C common stock) or to receive a distribution upon the dissolution, liquidation or sale of all or substantially all of our assets.

The holders of our Class C common stock do not have preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the stockholders. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to fix and determine the designation, terms, preferences, limitations and relative rights thereof, including the dividend rights, conversion or exchange rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series.

Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased (but not above the total number of shares of preferred stock authorized under our restated certificate of incorporation) or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares. We could, without stockholder approval, issue preferred stock that could impede or discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders may believe is in their best interests or in which they may receive a premium for their Class A common stock over the market price of the Class A common stock.

Convertible Preferred Stock

The holders of our convertible preferred stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

The holder of our convertible preferred stock is currently a private equity fund controlled by Hellman & Friedman LLC. Shares of convertible preferred stock will also be issued upon exchange of preferred units of Artisan Partners Holdings on a one-for-one basis.

The holders of our convertible preferred stock are entitled to receive dividends, if declared by our board of directors, out of funds legally available therefor, subject to a maximum amount, per share, equal to the proceeds per preferred unit received by Artisan Partners Asset Management, net of taxes, if any, payable by Artisan Partners Asset Management on (without duplication) (i) allocations of taxable income related to such distributions and (ii) the distributions themselves, in each case in respect of the preferred units held by us (using an assumed tax rate based on the maximum combined corporate federal, state and local income tax rate applicable to us, taking into account the deductibility of state and local income taxes). For purposes of determining the taxable income or gain attributable to proceeds in respect of the preferred units held by us, any deduction or loss that is taken into account under the tax receivable agreements is excluded.

The holders of our convertible preferred stock do not have preemptive, subscription or redemption rights.

Preferential Distributions to Holders of Preferred Units and Convertible Preferred Stock

Taxable income and loss and distributions of profits of Artisan Partners Holdings are generally allocated and made to its partners pro rata in accordance with the number of partnership units of Artisan Partners Holdings they hold, except in the case of (i) a partial capital event or (ii) dissolution of Artisan Partners Holdings (as described below). We refer in this prospectus to the preferential distributions in the case of partial capital events or dissolution of Artisan Partners Holdings, together with the preference rights of the convertible preferred stock, as the H&F preference. The H&F preference will terminate if the average daily volume weighted average price, or VWAP, of our Class A common stock for any period of 60 consecutive trading days, beginning June 12, 2014, is at least $43.11 divided by the then-applicable conversion rate.

We will always hold a number of preferred units of Artisan Partners Holdings equal to the number of shares of convertible preferred stock outstanding. We are entitled to any distributions (including preferential distributions) paid on the preferred units we hold. Each share of convertible preferred stock entitles its holder to dividends equal to the proceeds per preferred unit of such distributions plus the cumulative amount of any prior distributions made on the preferred units held by us which have not been paid to the convertible preferred stockholders, net of taxes, if any, payable by us on (without duplication) (i) allocations of taxable income related to such distributions and (ii) the distributions themselves, in each case in respect of the preferred units held by us (using an assumed tax rate based on the maximum combined corporate federal, state and local income tax rate applicable to us, taking into account the deductibility of state and local income taxes). For purposes of determining the taxable income or gain attributable to proceeds in respect of the preferred units held by us, any deduction or loss that is taken into account under the tax receivable agreements is excluded. Until we have declared and paid a dividend, or, in the case of a liquidation, distributed an amount equal to such proceeds to the holders of our convertible preferred stock, we may not declare or pay a dividend on, or redeem or repurchase shares of, any other class of our capital stock, including our Class A common stock.

Partial Capital Events. A “partial capital event” means any sale, transfer, conveyance or disposition of consolidated assets of Artisan Partners Holdings for cash or other liquid consideration (other than in a transaction (i) in the ordinary course of business, (ii) that involves assets with a fair market value of less than or equal to 1% of the consolidated assets of Artisan Partners Holdings or (iii) that is part of or would result in a dissolution of Artisan Partners Holdings), or the incurrence of indebtedness by Artisan Partners Holdings or its subsidiaries, the principal purpose of which is to distribute the proceeds to the partners or equity holders thereof. A “partial capital event” does not include the incurrence of any indebtedness that is refinancing indebtedness of Artisan Partners Holdings outstanding on or prior to March 12, 2013.

The net proceeds of any partial capital event will be distributed:

•

first, 60% to the holders of the preferred units and 40% to the holders of all of the classes of common units and GP units, in each case in proportion to their respective capital account balances, until the amount distributed on each preferred unit in respect of all partial capital events equals $34.49 per unit, which we refer to as the per unit preference amount;

•

second, in the event that any amounts were ever distributed in accordance with the preceding bullet point, 100% to the holders of all of the classes of common units and GP units, in each case in proportion to their respective capital account balances, until the cumulative amount distributed on each such unit in respect of all partial capital events equals the cumulative amount the holders of all of the classes of common units and GP units would have received from all partial capital event distributions had all such distributions been made in proportion to the respective number of partnership units held by all partners; and

•	third, to the holders of all classes of partnership units (including GP units) in proportion to their respective capital account balances.

Notwithstanding the foregoing, the holders of the preferred units may decline all or any portion of a preferential distribution of the net proceeds of a partial capital event.

Dissolution. The assets of Artisan Partners Holdings will be distributed upon its dissolution, after satisfaction of its debts and liabilities:

•

first, in the event Artisan Partners Holdings has undistributed profits earned or accrued after our IPO, to the holders of all classes of partnership units (including GP units), in each case in proportion to each partner’s respective number of units at the time such profits were earned or accrued, until Artisan Partners Holdings has distributed all such profits;

•

second, to the holders of all classes of partnership units (including GP units), in each case in proportion to their interests in undistributed profits earned or accrued prior to the consummation of our IPO until Artisan Partners Holdings has distributed all such profits, provided that Artisan Partners Asset Management shall have an initial interest in such profits equal to the percentage interest of all partnership units represented by its GP units;

•

third, to the holders of the preferred units in proportion to their respective capital account balances, until the amount distributed on each preferred unit (including any preferential distributions previously made in connection with any partial capital event) equals the per unit preference amount;

•

fourth, in the event that any amounts have been distributed to the holders of preferred units upon a partial capital event or pursuant to the preceding bullet point, to the holders of all of the classes of common units and GP units, in each case in proportion to their respective capital account balances, until the cumulative amount distributed on each such unit (including distributions in respect of partial capital events since the completion of our IPO) equals the cumulative amount the holders of all of the classes of common units and GP units would have received from all partial capital event and dissolution distributions had all such distributions been made in proportion to the respective number of partnership units held by all partners; and

•	fifth, to the holders of all of the classes of partnership units (including the GP units) in proportion to their respective capital account balances.

Upon termination of the H&F preference, if any preferential distributions were previously made with respect to the preferred units, distributions in the case of a partial capital event or dissolution of Artisan Partners Holdings will be made solely to the holders of partnership units (including GP units) other than the preferred units, in each case in proportion to their respective capital account balances, until the cumulative amount distributed per unit equals the amount the holders of partnership units (including GP units) would have received from all partial capital event and dissolution distributions had all such distributions been made in proportion to the respective number of partnership units held by all partners. After that, all holders of the partnership units, including the holders of the preferred units, will be entitled to distributions in proportion to their respective capital account balances, and Artisan Partners Holdings will no longer be required to make any distributions in connection with a partial capital event. The balance of each partner’s capital account as a percentage of the aggregate capital account balances of all partners corresponds to that partner’s respective percentage interest in the profits of Artisan Partners Holdings.

Convertible Preferred Stock Conversion Rate

Each share of our convertible preferred stock is convertible into a number of shares of our Class A common stock equal to the conversion rate (as described below). When the holders of convertible preferred stock are no longer entitled to preferential distributions, as described above in “—Preferential Distributions to Holders of Preferred Units and Convertible Preferred Stock” and any preferred distributions have been paid in full to such holders, all shares of convertible preferred stock will automatically convert into shares of our Class A common stock at the then-applicable conversion rate plus cash in lieu of fractional shares (after aggregating all shares of our Class A common stock that would otherwise be received by such holder).

The conversion rate will equal the excess, if any, of (a) one over (b) a fraction equal to (x) the cumulative excess distributions per preferred unit (as described below) divided by (y) the average daily VWAP per share of our Class A common stock for the 60 consecutive trading days immediately preceding the conversion date. The cumulative excess distributions per preferred unit will equal the excess, if any, of (a) the cumulative amount of distributions upon partial capital events made per preferred unit over (b) the cumulative amount of distributions upon partial capital events made, on a per unit basis, to the holders of the classes of units other than the preferred units. The conversion rate will equal one when either (i) no partial capital events have occurred or (ii) when the amount distributed in respect of all partial capital events on a per unit basis equals the amount distributed per preferred unit in respect of all partial capital events.

Voting

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of the election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A common stock, Class B common stock, Class C common stock and convertible preferred stock present in person or represented by proxy, voting together as a single class. However, as set forth below under “—Anti-Takeover Effects of Provisions of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated Bylaws—Amendments to Our Governing Documents”, certain material amendments to our restated certificate of incorporation must be approved by at least 66 2/3% of the combined voting power of all of our outstanding capital stock entitled to vote in the election of our board, voting together as a single class. In addition, amendments to our restated certificate of incorporation, including in connection with a merger, that would alter or change the powers, preferences or rights of the Class A common stock, Class B common stock, Class C common stock or convertible preferred stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable. With certain exceptions, any amendment to our restated certificate of incorporation to increase or decrease the authorized shares of any class of common stock or the convertible preferred stock must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable.

Authorized but Unissued Capital Stock

The Delaware General Corporation Law, or DGCL, does not generally require stockholder approval for the issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. However, the listing requirements of the NYSE, which would apply so long as the Class A common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities they may believe are in their best interests or in which they may receive a premium for their Class A common stock over the market price of the Class A common stock.

Anti-Takeover Effects of Provisions of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated Bylaws

Business Combination Statute

We are a Delaware corporation subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in any “business combination” with any “interested stockholder” for a three-year period following the time such stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares as specified in Section 203; or

•

at or subsequent to such time the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement described above would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunities

Our restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, Hellman & Friedman LLC, Sutter Hill Ventures and their respective affiliates have no obligation to offer us an opportunity to participate in business opportunities presented to Hellman & Friedman LLC, Sutter Hill Ventures or their respective affiliates even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar business), and we renounce and waive and agree not to assert any claim for breach of any fiduciary or other duty relating to any such opportunity against Hellman & Friedman LLC or Sutter Hill Ventures or their respective affiliates by reason of any such activities unless, in the case of any person who is a director or officer of our company, such opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders are deemed to have notice of and consented to this provision of our restated certificate of incorporation.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors. These procedures provide that notice of such stockholder approval must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information required to be provided by the amended and restated bylaws.

Limits on Written Consents

Our restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders or may be effected by a unanimous consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of our Class B and Class C common stock or our preferred stock to act by written consent in connection with actions that require their vote as a separate class.

Annual Meetings; Limits on Special Meetings

We expect to have annual meetings of stockholders beginning in 2014. Subject to the rights of the holders of any series of preferred stock, special meetings of the stockholders may be called only by (i) our board of directors, (ii) the Chairman of our board or (iii) our Chief Executive Officer.

Amendments to Our Governing Documents

Generally, the amendment of our restated certificate of incorporation requires approval by our board of directors and a majority vote of stockholders; however, certain material amendments (including amendments with respect to provisions governing board composition, actions by written consent and special meetings) require the approval of at least 66 2/3% of the votes entitled to be cast by the outstanding capital stock in the elections of our board. Any amendment to our amended and restated bylaws requires the approval of either a majority of our board of directors or the holders of at least 66 2/3% of the votes entitled to be cast by the outstanding capital stock in the election of our board. Such a super majority vote of the board shall be required for the board to amend the bylaws to increase the number of directors and, prior to December 31, 2016, no such amendment shall increase the number of directors to more than nine or decrease the number of directors to fewer than four. In addition, amendments to our restated certificate of incorporation (whether by merger, consolidation or otherwise) that would alter or change the powers, preferences or rights of the Class A common stock, Class B common stock, Class C common stock or convertible preferred stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable. Any amendment to our restated certificate of incorporation (whether by merger, consolidation or otherwise) to increase or decrease the authorized shares of any class of common stock or the convertible preferred stock must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable.

Sole and Exclusive Forum

Our restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our restated certificate of incorporation. This choice of forum provision may have the effect of discouraging lawsuits against us and our directors, officers, employees and agents. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the provision of our restated certificate of incorporation to be inapplicable or unenforceable.

Amended and Restated Limited Partnership Agreement of Artisan Partners Holdings LP

We depend upon distributions from Artisan Partners Holdings to fund our dividends and any other distributions. For a description of the material terms of the amended and restated limited partnership agreement of Artisan Partners Holdings, see “Artisan Partners Holdings Fifth Amended and Restated Limited Partnership Agreement”.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our Class A common stock is listed on the New York Stock Exchange under the symbol “APAM”.

ARTISAN PARTNERS HOLDINGS FIFTH AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT

As a holding company, Artisan Partners Asset Management conducts all of its business activities through its direct subsidiary, Artisan Partners Holdings, an intermediate holding company, which wholly owns Artisan Partners Limited Partnership, its principal operating subsidiary. The rights and obligations of Artisan Partners Holdings’ partners are currently set forth in the fifth amended and restated limited partnership agreement of Artisan Partners Holdings, which is filed as an exhibit to the registration statement of which this prospectus forms a part. See “Incorporation by Reference” and “Where You Can Find More Information.” The following is a description of the material terms of this agreement and is qualified in its entirety by reference to the fifth amended and restated limited partnership agreement of Artisan Partners Holdings.

Governance

We are the general partner of Artisan Partners Holdings. As such, we control its business and affairs and are responsible for the management of its business, subject to the voting rights of the limited partners as described under “—Voting and Class Approval Rights”. We have the power to delegate certain of our management responsibilities in respect of Artisan Partners Holdings to officers, as determined by our board of directors. No limited partners of Artisan Partners Holdings, in their capacity as such, have any authority or right to control the management of Artisan Partners Holdings or to bind it in connection with any matter.

Economic Rights of Partners

Artisan Partners Holdings has GP units, common units and preferred units. Net profits and net losses and distributions of profits of Artisan Partners Holdings are allocated and made to partners pro rata in accordance with the number of partnership units of Artisan Partners Holdings they hold (whether or not vested), except in the case of a partial capital event or dissolution of Artisan Partners Holdings as described under “Description of Capital Stock—Preferred Stock—Convertible Preferred Stock—Preferential Distributions to Holders of Preferred Units and Convertible Preferred Stock”. As of March 31, 2014, net profits and net losses of Artisan Partners Holdings are allocated, and distributions of profits are made (subject to the H&F preference, as described under “Description of Capital Stock—Preferred Stock—Convertible Preferred Stock—Preferential Distributions to Holders of Preferred Units and Convertible Preferred Stock”), approximately 41% to us and 59% in the aggregate to Artisan Partners Holdings’ limited partners.

Artisan Partners Holdings is obligated to distribute to us and its other partners (or former partners) cash payments for the purposes of funding tax obligations in respect of the taxable income and net capital gain that is allocated to us and them, respectively, as partners of Artisan Partners Holdings. In addition, Artisan Partners Holdings may make distributions to us without making pro rata distributions to other partners in order to fund our operating expenses, overhead and other fees and expenses.

Coordination of Artisan Partners Asset Management and Artisan Partners Holdings

In order to make a share of Class A common stock represent the same percentage economic interest, disregarding corporate-level taxes and payments with respect to the tax receivable agreements, in Artisan Partners Holdings as a common unit of Artisan Partners Holdings, we always hold a number of GP units equal to the number of shares of Class A common stock issued and outstanding. Accordingly, upon the exchange of LP units of Artisan Partners Holdings or conversion of shares of our convertible preferred stock for Class A common stock as contemplated by this prospectus, we will receive a number of GP units equal to the number of shares of Class A common stock issued upon such exchange or conversion. Any time we issue a share of our Class A common stock and use the proceeds therefrom to purchase or redeem LP units or shares of our convertible preferred stock, following such purchase or redemption we will hold an additional number of GP units equal to the shares of Class A common stock so issued and an equal number of LP units will no longer be outstanding.

Any time we issue a share of our Class A common stock pursuant to our 2013 Omnibus Incentive Compensation Plan or 2013 Non-Employee Director Plan, Artisan Partners Holdings issues to us a GP unit. If Artisan Partners Holdings issues a common unit pursuant to our 2013 Omnibus Incentive Compensation Plan, we will issue a share of Class B common stock to the recipient of the common unit. Upon the forfeiture of any common unit held by an employee-partner as a result of applicable vesting provisions, the breach of any restrictive covenants in grant agreements, or otherwise, a corresponding share of our Class B common stock is automatically redeemed and cancelled by us. In the event that we issue other classes or series of our equity securities, Artisan Partners Holdings will issue an equal amount of equity securities of Artisan Partners Holdings with designations, preferences and other rights and terms that are substantially the same as our newly issued equity securities. Conversely, if we redeem, repurchase or otherwise acquire any shares of our Class A common stock for cash, Artisan Partners Holdings will, at substantially the same time as our transaction, redeem an equal number of GP units held by us, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

We may, upon the consummation of a merger, consolidation or other business combination involving us (unless such a transaction would result in our voting stock continuing to represent at least a majority of the total voting power of the voting stock of the surviving entity or its parent), require each holder of LP units to exchange all such units (together with an equal number of shares of Class B common stock or Class C common stock, as applicable) for shares of our Class A common stock, in the case of common units, or shares of our convertible preferred stock, in the case of the preferred units, and to convert such shares of convertible preferred stock into shares of our Class A common stock. In the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock is proposed by us or by a third party and approved by our board of directors or is otherwise effected with the consent of our board of directors, each holder of LP units (other than us) will be permitted to participate in such transaction by exchanging their units for shares of our Class A common stock or converting their shares of convertible preferred stock contingent upon the consummation of the transaction.

We have agreed, as general partner, that we will not conduct any business other than the management and ownership of Artisan Partners Holdings and its subsidiaries, or own any other assets (other than assets on a temporary basis), although we may incur indebtedness, own other assets and take other actions if we determine in good faith that such indebtedness, ownership or other actions are in the best interest of Artisan Partners Holdings. In addition, the LP units, as well as our common stock, are subject to equivalent stock splits, dividends and reclassifications and other similar transactions.

Issuances and Transfers of Partnership Units

GP units of Artisan Partners Holdings may only be issued to us, its general partner, and are non-transferable. We do not intend to cause Artisan Partners Holdings to issue additional partnership or other units other than GP units, units under our 2013 Omnibus Incentive Compensation Plan or Class E common units upon the termination of the employment of an employee-partner. The holders of the LP units may not transfer any such LP units to any person unless he or she transfers an equal number of shares of our Class B common stock or Class C common stock to the same transferee. The common units of Artisan Partners Holdings are transferable only to family members or certain estate planning vehicles of the transferor or in distributions by certain of our initial outside investors to any one or more of their partners or members. Preferred units of Artisan Partners Holdings and shares of our convertible preferred stock cannot be transferred except in transfers by private equity funds controlled by Hellman & Friedman LLC, or the H&F holders, the original holders of such preferred units and shares of convertible preferred stock, to certain partners, stockholders or affiliates.

Voting and Class Approval Rights

As the general partner of Artisan Partners Holdings, we hold all GP units and control the business of Artisan Partners Holdings. Our approval, acting in our capacity as the general partner, along with the approval of the holders of a majority of each class of LP units (except the Class E common units and the preferred units), voting as a separate class, is required to:

•	engage in a material corporate transaction, including a merger, consolidation, dissolution or sale of greater than 25% of the fair market value of the partnership’s assets;

•

with certain exceptions, redeem or reclassify partnership units or interests in any subsidiary, issue additional partnership units or interests in any subsidiary, or create additional classes of partnership units or interests in any subsidiary, provided that, without the consent of the limited partners or any class thereof, (i) the partnership may issue additional partnership units the issuance of which has been approved by the stockholders of Artisan Partners Asset Management and preferred units that are expressly junior in rights to the outstanding preferred units, (ii) the partnership may redeem partnership units from Artisan Partners Asset Management if it uses the proceeds of such redemption to repurchase shares of its Class A common stock or convertible preferred stock, (iii) from and after the date on which any person ceases to provide any services to the partnership or any subsidiary, redeem or reclassify partnership units that are held by such person, (iv) issue, redeem or reclassify interests in any subsidiary that will be or are held by persons providing (or who formerly provided) services to the applicable subsidiary, provided that the amount and terms of each such issuance, redemption or reclassification with respect to any such person have been approved by our board of directors or a committee thereof, and (v) after July 1, 2016, issue, redeem or reclassify partnership units or interests in any subsidiary that will be or are held by persons providing (or who formerly provided) services to the partnership or any subsidiary, provided that such issuance, redemption or reclassification has been approved by our board of directors or a committee thereof; or

•	make any in-kind distributions.

If any of the foregoing affects only certain classes of LP units, only the approval of the general partner and the affected classes would be required to approve such a transaction or issuance in accordance with the terms of the amended and restated limited partnership agreement. The right of each class of LP units to approve or disapprove such a transaction or issuance will terminate when the holders of the respective class of LP units directly or indirectly cease to own LP units constituting at least 5% of the outstanding partnership units of Artisan Partners Holdings. In addition, the consent of the holders of a majority of the Class A common units, Class B common units, Class D common units and preferred units, each voting as a separate class, is required for any action on tax matters that materially adversely affects the allocation of the step-up in basis of assets under certain tax laws with respect to the limited partners.

Artisan Partners Asset Management has agreed that it will vote the preferred units that it holds pursuant to the instructions of the holders of the convertible preferred stock in connection with any voting rights of the holders of the preferred units.

Amendments

The amended and restated limited partnership agreement may be amended with the consent of the general partner and the holders of a majority of the Class A common units, Class B common units, Class D common units and preferred units, each voting as a separate class, provided that the general partner may, without the consent of any limited partner, make amendments that do not materially and adversely affect any limited partners. To the extent any amendment materially and adversely affects only certain classes of limited partners, only the holders of a majority of the units of the affected classes have the right to approve such amendment.

Notwithstanding the foregoing, no amendment increasing the personal liability of a limited partner, requiring any additional capital contribution by a limited partner or converting a limited partner’s interest into a general partner’s interest may be made without the consent of the affected limited partner.

In addition, if our board of directors determines that the result obtained by applying the terms of the amended and restated limited partnership agreement is inconsistent with the intended substantive result, then, by a three-quarters vote of the members of the board then in office, an alternative result and related allocations, determinations and distributions shall govern in lieu of the provisions in the agreement notwithstanding anything in the agreement to the contrary, provided that, if our board of directors does not then include a director designated by AIC, or who is a holder of Class A common units or Class B common units, in each case pursuant to the stockholders agreement, then the holders of a majority of the Class D common units, Class A common units or Class B common units, as the case may be, voting as a separate class, must approve any alternative result and related allocations, determinations and distributions.

Tax Consequences

As the general partner of Artisan Partners Holdings, we incur U.S. federal, state and local income taxes on our allocable share of any of its net taxable income. Artisan Partners Holdings is obligated to distribute to us and its other partners cash payments for the purpose of funding tax obligations in respect of the taxable income and net capital gain that is allocated to us and them, respectively, as partners of Artisan Partners Holdings.

COMPARISON OF OWNERSHIP OF LIMITED PARTNERSHIP UNITS OF ARTISAN PARTNERS HOLDINGS, OUR CLASS A COMMON STOCK AND OUR CONVERTIBLE PREFERRED STOCK

The information below highlights a number of the significant differences between the rights and privileges associated with ownership of LP units, our convertible preferred stock and our Class A common stock. This discussion is intended to assist the holders of LP units in understanding how their investment will change if their LP units are exchanged for shares of Class A common stock or convertible preferred stock and to assist the holders of shares of our convertible preferred stock in understanding how their investment will change if their shares of our convertible preferred stock are converted for shares of our Class A common stock. The following information is summary in nature, is not intended to describe all the differences between the LP units, shares of our convertible preferred stock and shares of our Class A common stock and is qualified by reference to the amended and restated limited partnership agreement of Artisan Partners Holdings, our restated certificate of incorporation and our amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. See “Incorporation by Reference” and “Where You Can Find More Information.”

Artisan Partners Asset Management	Artisan Partners Holdings
Form of Organization and Assets

Artisan Partners Asset Management is a Delaware corporation governed by the DGCL. The company’s principal assets consist of its ownership of partnership units of Artisan Partners Holdings, deferred tax assets and cash. As the sole general partner of Artisan Partners Holdings, the company operates and controls all of the business and affairs of Artisan Partners Holdings.	Artisan Partners Holdings is a Delaware limited partnership governed by the Delaware Revised Uniform Limited Partnership Act, or the DRULPA. The company conducts all of its business activities through operating subsidiaries of Artisan Partners Holdings.

Authorized Share Capital

The total number of shares of all classes of stock the company is authorized to issue is 1,200,000,000 consisting of (i) 500,000,000 shares of Class A common stock, par value $0.01 per share, (iii) 200,000,000 shares of Class B common stock, par value $0.01 per share, (iii) 400,000,000 shares of Class C common stock, par value $0.01 per share, and (iv) 100,000,000 shares of preferred stock (including 15,000,000 shares designated as convertible preferred stock, par value $0.01 per share). The authorized shares of any class of common stock or the convertible preferred stock may be increased or decreased or eliminated by an affirmative vote of the holders of a majority of the shares of the class or series of shares voting as a separate class or series, subject to the reservation of shares for the purpose of effecting the exchange of LP units (other than the LP units held by the company) for, and the conversion of the convertible preferred stock into, Class A common stock.	Artisan Partners Asset Management, as Artisan Partners Holdings’ general partner, has the right to authorize and cause Artisan Partners Holdings to issue additional partnership units, including common units, preferred units or other classes or series units having such rights, preferences and privileges as determined by Artisan Partners Asset Management (subject to the provisions in the limited partnership agreement of Artisan Partners Holding governing exchanges, issuances of additional partnership units and reclassifications, subdivisions and additional issuances) and obligations, evidences of indebtedness or other securities or interests convertible into or exercisable or exchangeable for partnership units. We do not intend to cause Artisan Partners Holdings to issue additional partnership or other units other than GP units, units under our 2013 Omnibus Incentive Compensation Plan or Class E common units upon the termination of the employment of an employee-partner.

Voting Rights

The holders of our Class A common stock, Class C common stock and convertible preferred stock are	Artisan Partners Asset Management, as Artisan Partners Holdings’ general partner, has the exclusive

Artisan Partners Asset Management	Artisan Partners Holdings

entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Initially, the holders of our Class B common stock are entitled to five votes for each share held of record on all matters submitted to a vote of stockholders. Our employees to whom we have granted equity have entered into a stockholders agreement pursuant to which such employees granted an irrevocable voting proxy with respect to all shares of Class B common stock and Class A common stock they have acquired from us and may acquire from us in the future to a stockholders committee. See “Relationships and Related Party Transactions—Transactions in connection with the IPO Reorganization—Stockholders Agreement”.

If and when the holders of our Class B common stock collectively hold less than 20% of the aggregate number of outstanding shares of our common stock and our convertible preferred stock, each share of Class B common stock will entitle its holder to only one vote per share held of record on all matters submitted to a vote of stockholders and the stockholders agreement may be terminated. See also “Description of Capital Stock—Voting”. As of March 31, 2014, the holders of our Class B common stock collectively held approximately 32% of the aggregate number of outstanding shares of our common stock and our convertible preferred stock.

authority to manage and conduct the business of Artisan Partners Holdings. The limited partners of Artisan Partners Holdings have no right to take part in the control of the business of the partnership or otherwise take any action that would make the limited partner liable for the obligations of the partnership under the DRULPA, except for certain voting and class approval rights. See also “Artisan Partners Holdings Fifth Amended and Restated Limited Partnership Agreement—Voting and Class Approval Rights”.

Dividend Rights/Distributions

For a description of the rights of Class A common stockholders to receive dividends or a distribution upon the dissolution, liquidation or sale of all or substantially all of the company’s assets, see “Description of Capital Stock—Class A Common Stock”.

For a description of the rights of convertible preferred stockholders to receive dividends or a distribution upon the dissolution, liquidation or sale of all or substantially all of the company’s assets, see “Description of Capital Stock—Preferred Stock—Convertible Preferred Stock”.

The holders of shares of our Class B common stock and Class C common stock do not have any right to receive dividends (other than dividends payable in shares of the Class B common stock or Class C common stock, as applicable, or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock or Class C common stock, as applicable, paid proportionally with respect to each outstanding share of the Class B common stock or Class C common stock, as

Pursuant to the limited partnership agreement of Artisan Partners Holdings, as amended, Artisan Partners Asset Management has the right to determine when distributions will be made to the holders of partnership units of Artisan Partners Holdings and the amount of any such distributions, other than certain distributions to fund partners’ tax obligations, as discussed below. If a distribution is authorized, such distribution will be made to the holders of partnership units of Artisan Partners Holdings on a pro rata basis in accordance with the number of partnership units of Artisan Partners Holdings they hold (whether or not vested), except in the case of a partial capital event or dissolution of Artisan Partners Holdings. Artisan Partners Holdings is obligated to distribute to us and its other partners (or former partners) cash payments for the purposes of funding tax obligations in respect of the taxable income and net capital gain that is allocated to us and them, respectively, as partners of Artisan Partners Holdings. See also “Artisan Partners Holdings Fifth

Artisan Partners Asset Management	Artisan Partners Holdings

applicable) or to receive a distribution upon the dissolution, liquidation or sale of all or substantially all of our assets.	Amended and Restated Limited Partnership Agreement—Economic Rights of Partners”.

Liquidity

Class A Common Stock. The Class A common stock is listed on the New York Stock Exchange. With the exception of Class A common stock held by our affiliates and unvested shares of Class A common stock held by our employees, the Class A common stock is freely transferable.

Class B Common Stock. The Class B common stock (together with an equal number of Class B common units of Artisan Partners Holdings) is transferrable only to family members or certain estate planning vehicles of the transferor. For a description of the treatment of Class B common units held by our employee-partners upon the termination of the employment of an employee-partner, see “Description of Capital Stock—Common Stock—Class B Common Stock”.

Class C Common Stock. The Class C common stock (together with an equal number of Class C common units of Artisan Partners Holdings) is transferrable only to family members or certain estate planning vehicles of the transferor or in distributions by certain of our initial outside investors to any one or more of their partners or members.

Convertible Preferred Stock. Preferred units of Artisan Partners Holdings and shares of our convertible preferred stock cannot be transferred except in transfers by the original holders to certain partners, stockholders or affiliates.

The common units of Artisan Partners Holdings are transferable only to family members or certain estate planning vehicles of the transferor or in distributions by certain of our initial outside investors to any one or more of their partners or members. The holders of common units of Artisan Partners Holdings have exchange rights. See “Exchange of Limited Partnership Units of Artisan Partners Holdings and Conversion of Our Convertible Preferred Stock—Common Units”.

The preferred units of Artisan Partners Holdings cannot be transferred except in transfers by the original holders to certain partners, stockholders or affiliates. The holders of preferred units of Artisan Partners Holdings have exchange and conversion rights. See “Exchange of Limited Partnership Units of Artisan Partners Holdings and Conversion of Our Convertible Preferred Stock—Preferred Units and Convertible Preferred Stock”.

Management

The board of directors of Artisan Partners Asset Management manages the company’s business and affairs. Accordingly, except for their vote in the election of directors and their vote in specified major transactions, the Class A, Class B and Class C common stockholders and the convertible preferred stockholders, as such, do not directly have any control over the company’s business and affairs.

Artisan Partners Asset Management, as Artisan Partners Holdings’ general partner, has the exclusive authority to manage and conduct the business of Artisan Partners Holdings and, as determined by the board of directors of Artisan Partners Asset Management, may delegate to its officers or to the officers of Artisan Partners Holdings any of its authority, rights and powers.

The limited partners of Artisan Partners Holdings have no right to take part in the control of the business of the partnership or otherwise take any action that would make the limited partner liable for the obligations of the partnership under the DRULPA.

Artisan Partners Asset Management	Artisan Partners Holdings

Fiduciary Duties of Directors/General Partner

Under Delaware law, the directors of the company owe the company and its stockholders fiduciary duties, including the duties of care and loyalty, and are required to act in good faith in discharging their duties.

Under the restated certificate of incorporation of Artisan Partners Asset Management, to the extent permissible under Delaware law, no director of the company is personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director.

Artisan Partners Asset Management, as Artisan Partners Holdings’ general partner, and its directors and officers will not be liable to Artisan Partners Holdings or its limited partners for damages incurred by (i) any mistake in judgment or (ii) any action or inaction taken or omitted in the course of performing its or their duties under the limited partnership agreement of Artisan Partners Holdings, as amended, or in connection with the business of Artisan Partners Holdings. In addition, Artisan Partners Asset Management, as Artisan Partners Holdings’ general partner, and its officers and directors, will not be liable to Artisan Partners Holdings or its limited partners for any loss due to the mistake, negligence, dishonesty, fraud or bad faith of any employee, broker or other agent of Artisan Partners Holdings selected by Artisan Partners Asset Management without willful misconduct or gross negligence on its part or on the part of its officers or directors.

Indemnification

To the fullest extent permitted by law, Artisan Partners Asset Management will indemnify any current or former director or officer in any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative against all liability and expenses (including attorney’s fees) reasonably incurred in connection therewith.

Artisan Partners Asset Management will also indemnify its employees and agents and members of the stockholders committee against all liability and reasonable fees, costs and expenses to the fullest extent permitted by Delaware law, provided that the company will not indemnify such persons or advance or reimburse such persons’ expenses to the extent the action, suit or proceeding alleges claims under Section 16(b) of the Exchange Act, unless such person has been successful on the merits or received consent to incur the expense or settle the case. In addition, the company will not indemnify such persons unless the company has determined that he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the company and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

Artisan Partners Holdings will indemnify AIC, as its former general partner, Artisan Partners Asset Management, as its current general partner, the former members of its pre-IPO Advisory Committee, the members of Artisan Partners Asset Management’s stockholders committee and Artisan Partners Asset Management’s directors and officers against any losses, damages, costs or expenses (including reasonable attorney’s fees, judgments, fines and amounts paid in settlement) actually incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative (including any action by or on behalf of Artisan Partners Holdings) arising as a result of the capacities in which they serve or served Artisan Partners Holdings to the maximum extent that any of them could be indemnified if Artisan Partners Holdings were a Delaware corporation and they were directors of such corporation.

Artisan Partners Holdings will also indemnify its officers and employees and officers and employees of its subsidiaries against any losses, damages, costs or expenses (including reasonable attorney’s fees, judgments, fines and amounts paid in settlement) actually incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative arising as a

Artisan Partners Asset Management	Artisan Partners Holdings

result of their being an employee of Artisan Partners Holdings (or their serving as an officer or fiduciary of any of Artisan Partners Holdings’ subsidiaries or benefit plans or any entity of which Artisan is sponsor or adviser), provided that no employee will be indemnified or reimbursed for any claim, obligation or liability adjudicated to have arisen out of or been based upon such employee’s intentional misconduct, gross negligence, fraud or knowing violation of law.

In addition, Artisan Partners Holdings will pay the costs or expenses (including reasonable attorneys’ fees) incurred by the indemnified parties in advance of a final disposition of such matters so long as the indemnified party undertakes to repay the expenses if the party is adjudicated not to be entitled to indemnification.

Number of Directors; Election of Directors; Filling of Vacancies; Removal of Directors/ General Partner

The board of directors of Artisan Partners Asset Management currently consists of seven members. The number of directors shall be designated from time to time by the board of directors of the company.

The directors are elected by a vote of a plurality of the votes cast by the holders of the shares present in person or represented by proxy at a stockholder meeting for the election of directors and entitled to vote on the election of directors. Any vacancy on the board of directors shall be filled only by a vote of the majority of the board of directors then in office, even if less than a quorum, or by a sole remaining director.

Any director, or the entire board, may be removed, with or without cause, by the holders of a majority of the votes of the shares then entitled to vote at an election of directors. Whenever the holders of any class or series of stock are entitled to elect one or more directors by our restated certificate of incorporation, the provisions of the preceding sentence shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.

The limited partners of Artisan Partners Holdings have no right to remove the general partner of Artisan Partners Holdings.

Director/General Partner Nominations by Stockholders/Limited Partners

Our amended and restated bylaws establish advance notice procedures with respect to nomination of candidates for election as directors. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of Delaware Law and Our Restated Certificate of

As noted above, the limited partners of Artisan Partners Holdings have no right to remove the general partner of Artisan Partners Holdings.

The stockholders agreement provides that members of the stockholders committee will vote the shares

Artisan Partners Asset Management	Artisan Partners Holdings

Incorporation and Amended and Restated Bylaws—Requirements for Advance Notification of Stockholder Nominations and Proposals”.

The stockholders agreement provides that members of the stockholders committee will vote the shares subject to the stockholders agreement in support of certain director nominees. See “Relationships and Related Party Transactions—Transactions in connection with the IPO Reorganization—Stockholders Agreement”.

subject to the stockholders agreement in support of certain director nominees. See “Relationships and Related Party Transactions—Transactions in connection with the IPO Reorganization—Stockholders Agreement”.

Stockholder/Limited Partner Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated Bylaws—Requirements for Advance Notification of Stockholder Nominations and Proposals”.	The limited partners of Artisan Partners Holdings have no right to take part in the control of the business of the partnership or otherwise take any action that would make the limited partner liable for the obligations of the partnership under the DRULPA.

Special Meetings Called by Stockholders/Limited Partners

Subject to the rights of the holders of any series of preferred stock, our amended and restated bylaws provide that special meetings of the stockholders may be called only by (i) our board of directors, (ii) the Chairman of our board or (iii) our Chief Executive Officer.	The limited partners of Artisan Partners Holdings have no right to call special meetings of the limited partners. See “Artisan Partners Holdings Fifth Amended and Restated Limited Partnership Agreement—Voting and Class Approval Rights”.

Action Through Writing

Our restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders or may be effected by a unanimous consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of our Class B and Class C common stock or our preferred stock to act by written consent in connection with actions that require their vote as a separate class.	All notices, demands, consents, offers and other communications required or permitted to be given pursuant to the limited partnership agreement of Artisan Partners Holdings must be in writing. For a description of the voting and class approval rights of the limited partners of Artisan Partners Holdings, see “Artisan Partners Holdings Fifth Amended and Restated Limited Partnership Agreement—Voting and Class Approval Right”.

Amendments to Governing Instruments

See “Description of Capital Stock—Anti-Takeover Effects of Provisions of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated Bylaws—Amendments to Our Governing Documents”.	See “Artisan Partners Holdings Fifth Amended and Restated Limited Partnership Agreement—Amendments”.

Asset Sales, Mergers and Consolidations

Pursuant to the DGCL, the board of directors may sell, lease or exchange all or substantially all of our assets when authorized by a majority of the stockholders entitled to vote on a resolution granting such authorization.

The consent of Artisan Partners Asset Management, as Artisan Partners Holdings’ general partner, and the consent of the holders of a majority of the Class A common units, the Class B common units and the Class D common units, each voting as a separate class, are required to engage in a material corporate

Artisan Partners Asset Management	Artisan Partners Holdings

We may merge or consolidate with another entity upon the board of directors recommending such action and subsequent approval of a majority of the stockholders entitled to vote on mergers and consolidations.	transaction, including a merger, consolidation, dissolution or sale of greater than 25% of the fair market value of the partnership’s assets.

Rights on Dissolution

Class A Common Stock. The rights of the holders of Class A common stock to distributions, including upon liquidation, are subject to the H&F preference, as described under “Description of Capital Stock—Preferred Stock—Convertible Preferred Stock—Preferential Distributions to Holders of Preferred Units and Convertible Preferred Stock”. If the H&F preference is terminated, upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock will be entitled to receive, on a pro rata basis, our remaining assets available for distribution.

Class B Common Stock. The Class B common stock does not entitle its holders to any rights to receive distributions upon dissolution, liquidation or sale of all or substantially all of our assets.

Class C Common Stock. The Class C common stock does not entitle its holders to any rights to receive distributions upon dissolution, liquidation or sale of all or substantially all of our assets.

Convertible Preferred Stock. See “Description of Capital Stock—Preferred Stock—Convertible Preferred Stock—Preferential Distributions to Holders of Preferred Units and Convertible Preferred Stock”.

See “Description of Capital Stock—Preferred Stock—Convertible Preferred Stock—Preferential Distributions to Holders of Preferred Units and Convertible Preferred Stock—Dissolution”.

Access to Books and Records

Members of the general public have a right to inspect our public documents, available at the SEC’s offices and through its electronic filing system (EDGAR).

Under the DGCL, stockholders have the right to access a list of stockholders and others entitled to vote at a meeting. This list must be produced by us at least 10 days in advance of any meeting in which voting is to take place. The list must contain the names and addresses of all stockholders as well as the number of shares each holds. Stockholders may only access the list for purposes of conducting stockholder business.

At the cost of Artisan Partners Holdings, Artisan Partners Asset Management, as the general partner, must maintain or cause to be maintained accurate books and records of the partnership and each subsidiary and such books and records must be open to the inspection of each holder of partnership units in person or by its duly authorized representatives at such place during regular business hours within a reasonable time after receipt of a written request for such inspection.

Dissolution
Artisan Partners Asset Management has a perpetual term.	Artisan Partners Holdings will continue in existence until it is dissolved in accordance with DRULPA or its limited partnership agreement.

PLAN OF DISTRIBUTION

This prospectus relates to the issuance from time to time of up to 41,937,223 shares of Class A common stock to the holders of LP units, including to certain of our directors and executive officers or their affiliates, upon exchange of common units and preferred units of Artisan Partners Holdings. This prospectus also relates to the issuance from time to time of up to 1,381,887 shares of our convertible preferred stock to the holders of preferred units of Artisan Partners Holdings LP, which are affiliates of one of our directors, upon exchange of such preferred units and up to 1,381,887 shares of Class A common stock issuable upon conversion of such shares of convertible preferred stock.

The shares of Class A common stock registered hereunder will only be issued to the extent that the holders of LP units exchange their units for shares of Class A common stock and/or the holders of shares of our convertible preferred stock convert their shares into shares of Class A common stock. The shares of convertible preferred stock registered hereunder will only be issued to the extent that the holders of preferred units exchange such units for shares of convertible preferred stock. We will not receive any cash proceeds from the issuance of any of the shares registered hereunder, but we will receive a number of GP units equal to the number of shares of Class A common stock issued upon such exchange of LP units or conversion of convertible preferred stock. Upon the exchange of preferred units of Artisan Partners Holdings LP for shares of convertible preferred stock, we will retain any preferred units so exchanged until the subsequent conversion of such shares of convertible preferred stock into shares of our Class A common stock. At the time of the subsequent conversion, we will exchange a number of preferred units we hold for general partnership units equal to the number of shares of our Class A common stock issued upon conversion.

The expenses associated with the distribution of the Class A common stock registered hereunder will be borne by Artisan Partners Asset Management.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial statements present our consolidated statement of operations, assuming that all of the transactions described below had been completed as of January 1, 2013, and present our consolidated statement of financial position, assuming the 2014 Follow-On Offering had been completed on December 31, 2013. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions.

The pro forma adjustments principally give effect to the following transactions:

•	the IPO Reorganization and the completion of our IPO on March 12, 2013;

•	the November 2013 Offering completed on November 6, 2013; and

•	the 2014 Follow-On Offering completed on March 12, 2014.

Future exchanges of common and preferred units of Artisan Partners Holdings for shares of our Class A common stock or convertible preferred stock pursuant to the exchange agreement will be recorded at existing carrying value. Those exchanges will generate deferred tax assets and liabilities relating to our tax receivable agreements as discussed in footnote (c) to the Notes to Unaudited Pro Forma Consolidated Statements of Financial Condition as of December 31, 2013.

We have not made any pro forma adjustments to our general and administrative expense, or any of our other expense items, relating to reporting, compliance or investor relations costs, or other incremental costs that we may have incurred if we had been a public company prior to our IPO, including costs relating to compliance with Section 404 of Sarbanes-Oxley.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our statement of operations or financial position that would have occurred had we operated as a public company throughout the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our statement of operations or financial position had the transactions contemplated in connection with the IPO Reorganization, our IPO, the November 2013 Offering and the 2014 Follow-On Offering been completed on the dates assumed. The unaudited pro forma consolidated financial information also does not project the statement of operations or financial position for any future period or date.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

	APAM Historical	IPO Reorganization and IPO Adjustments		November 2013 Offering Adjustments		As Adjusted Before 2014 Follow-On Offering	2014 Follow- On Offering Adjustments		APAM Pro Forma
	(dollars in millions, except per share amounts)
Revenues
Management fees
Artisan Funds & Artisan Global Funds	$464.3	$—		$—		$464.3	$—		$464.3
Separate accounts	219.0	—		—		219.0	—		219.0
Performance fees	2.5	—		—		2.5	—		2.5

Total revenues	685.8	—		—		685.8	—		685.8

Operating expenses
Compensation and benefits
Salaries, incentive compensation and benefits	309.2	—		—		309.2	—		309.2
Pre-offering related compensation—share-based awards	404.2	(306.4	)(a)	—		97.8	—		97.8
Pre-offering related compensation—other	143.0	(143.0	)(b)	—		—	—		—

Total compensation and benefits	856.4	(449.4)		—		407.0	—		407.0
Distribution and marketing	38.4	—		—		38.4	—		38.4
Occupancy	10.5	—		—		10.5	—		10.5
Communication and technology	14.4	—		—		14.4	—		14.4
General and administrative	27.3	—		—		27.3	—		27.3

Total operating expenses	947.0	(449.4)		—		497.6	—		497.6

Operating income	(261.2)	449.4		—		188.2	—		188.2
Non-operating income (loss)
Interest expense	(11.9)	0.3	(d)	—		(11.6)	—		(11.6)
Net gain (loss) of Launch Equity	10.7	—		—		10.7	—		10.7
Net gain on the valuation of contingent value rights	49.6	—		(49.6	)(g)	—	—		—
Net investment income	5.1	—		—		5.1	—		5.1

Total non-operating income (loss)	53.5	0.3		(49.6)		4.2	—		4.2

Income before income taxes	(207.7)	449.7		(49.6)		192.4	—		192.4
Provision for income taxes	26.4	1.9	(d)	2.0	(d)	30.3	12.1	(d)	42.4

Income from continuing operations before nonrecurring charges directly attributable to the transactions	(234.1)	447.8		(51.6)		162.1	(12.1)		150.0
Less: Net income attributable to noncontrolling interests—Artisan Partners Holdings	(269.6)	449.2	(e)	(49.1	)(e)	130.5	(22.0	)(e)	108.5
Less: Net income attributable to noncontrolling interests—Launch Equity	10.7	—		—		10.7	—		10.7

Net income (loss) attributable to Artisan Partners Asset Management before nonrecurring charges directly attributable to the transactions	$24.8	$(1.4)		$(2.5)		$20.9	$9.9		$30.8

Basic net income (loss) per share attributable to Artisan Partners Asset Management Class A common stockholders before nonrecurring charges directly attributable to the transactions(f)	$(2.04)								$1.04	(h)
Diluted net income (loss) per share attributable to Artisan Partners Asset Management Class A common stockholders before nonrecurring charges directly attributable to the transactions(f)	$(2.04)								$1.04	(h)
Shares used in basic net income per share	13,780,378								27,533,286
Shares used in diluted net income per share	13,780,378								27,988,297

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2013

(a)

Under the Class B grant agreements in effect prior to the IPO Reorganization and our IPO, Artisan Partners Holdings was required to redeem Class B common units upon the termination of employment of any holder of Class B common units. Historically, Artisan Partners Holdings recorded the Class B common units as a liability and recognized compensation expense for the distributions on those units and for changes in the value of the liability. As part of the IPO Reorganization, the Class B grant agreements were amended to eliminate the cash redemption feature. As a result, we no longer account for the Class B common units as liability awards and distributions on the awards are no longer recorded as compensation expense. We record compensation expense for the fair value of the unvested awards of Class B common units as of the close of the IPO Reorganization over the remaining vesting period. These pro forma adjustments represent the compensation expense that would be recorded had the IPO Reorganization occurred on January 1, 2013.

We have eliminated the historical compensation expense recognized for the change in the value of the liability award of $41.9 million for the year ended December 31, 2013. In addition, for the year ended December 31, 2013, we eliminated the one-time expense of $287.3 million incurred as a result of the amendment of the awards (based on the difference between the carrying value of the liability associated with the vested Class B common units immediately prior to our IPO and the value based on the $30.00 offering price per share of Class A common stock in our IPO).

As of January 1, 2013, the total value of unvested Class B common units would have been $251.5 million, based on the IPO price of $30.00 per share of Class A common stock and assuming 8,382,691 unvested Class B common units. We have included $97.8 million of expense that would have been recognized in 2013 based upon the unvested balance of Class B awards as of January 1, 2013 of $251.5 million, which is amortized over the remaining vesting period for each award. We have included $22.8 million of expense that would have been recognized for the year ended December 31, 2013 in addition to $75.0 million already recorded.

Based on the IPO price of $30.00 per share of Class A common stock and 7,623,997 unvested Class B common units as of March 12, 2013, the closing date of our IPO, the total value of unvested Class B common units as of such date was $228.7 million. As a result of the vesting requirements associated with the awards, we will recognize the following non-cash compensation charges from the closing date of our IPO through 2017 (does not include forfeitures that occurred subsequent to the date of our IPO):

(in millions)
2013	$76.0
2014	$65.2
2015	$43.1
2016	$29.8
2017	$14.6

Total	$228.7

(b)

As discussed in footnote (a) above, as part of the IPO Reorganization, we amended the Class B grant agreements to eliminate the cash redemption feature. Accordingly, we no longer record as compensation expense distributions on the Class B common units. This pro forma adjustment eliminates historical compensation expense associated with distributions of $65.7 million for the year ended December 31, 2013. In addition, for the year ended December 31, 2013, we have eliminated (i) $56.8 million of expense associated with cash incentive compensation payments made to certain portfolio managers in connection with our IPO and (ii) $20.5 million of expense relating to profits after our IPO otherwise allocable and distributable, in the aggregate, to our pre-IPO non-employee partners that instead were allocated and distributed to certain of our employee-partners as the expenses were nonrecurring charges directly attributable to our IPO.

(c)

This pro forma adjustment represents the elimination of interest expense associated with the $90.0 million of principal amount drawn under the revolving credit facility, which was repaid in full at the time of our IPO.

(d)

Represents the impact of foreign, U.S. federal and U.S. state income taxes that Artisan Partners Asset Management incurs as a corporation on its allocable portion of the income of Artisan Partners Holdings. Prior to the completion of our IPO on March 12, 2013, our business was historically organized as a partnership and was not subject to U.S. federal and certain U.S. state income taxes.

The provision for income taxes from operations differs from the amount of income tax computed by applying the applicable U.S. statutory federal income tax rate to income before provision for income taxes as follows:

	For the Year Ended December 31, 2013
	IPO Reorganization and IPO		November 2013 Offering		2014 Follow-On Offering
Federal Statutory Rate	$84.7	35.0%	$67.3	35.0%	$67.3	35.0%
Non-deductible share-based compensation	7.5	3.1%	9.4	4.9%	13.7	7.1%
Rate benefit from the flow through entity	(67.3)	(27.8)%	(50.0)	(26.0)%	(42.3)	(22.0)%
Other	3.4	1.4%	3.6	1.8%	3.7	1.9%

Provision for income taxes/Effective Tax Rate	$28.3	11.7%	$30.3	15.7%	$42.4	22.0%

Our effective tax rate includes a rate benefit attributable to the fact that, following our IPO, the November 2013 Offering and the 2014 Follow-On Offering, approximately 77%, 71% and 59%, respectively, of Artisan Partners Holdings’ earnings were or are attributable to other partners and not taxable to us. This favorable impact is partially offset by the impact of certain permanent items, primarily attributable to certain compensation-related expenses that are not deductible for tax purposes. Absent these items, our pro forma effective tax rate, on the portion of Artisan Partners Holdings’ income attributable to us, would be approximately 36%.

The rate benefit from the flow through entity primarily represents the portion of the tax effected (at statutory rates) consolidated pro forma income before tax attributable to the common and preferred units of Artisan Partners Holdings. The federal and state income taxes on the earnings attributable to the common and preferred units of Artisan Partners Holdings would be payable directly by the partners of Artisan Partners Holdings.

(e)

The common and preferred units owned by the limited partners of Artisan Partners Holdings are noncontrolling interests for financial accounting purposes. The amount attributable to noncontrolling interests represents the pro forma income of Artisan Partners Holdings attributable to those partners (77% on a pro forma basis after the IPO Reorganization and our IPO, 71% after the November 2013 Offering, and 59% after the 2014 Follow-On Offering).

The pro forma net income attributable to noncontrolling interest is computed as follows:

	For the Year Ended December 31, 2013
	IPO Reorganization and IPO	November 2013 Offering	2014 Follow-On Offering
	(dollars in millions)
Income before income taxes	$242.0	$192.4	$192.4
Less: Noncontrolling interest attributable to Launch Equity	10.7	10.7	10.7
Less: Artisan Partners Holdings’ unincorporated business and foreign taxes	2.6	2.6	2.6
Plus: Direct expenses of Artisan Partners Asset Management	3.6	3.6	3.6

Net income of Artisan Partners Holdings	232.3	182.7	182.7
Average noncontrolling interest % held by partners of Artisan Partners Holdings	77.3%	71.4%	59.4%

Average noncontrolling interest attributable to Artisan Partners Holdings partners	$179.6	$130.5	$108.5

(f)

In connection with the IPO Reorganization and our IPO, we incurred nonrecurring charges of $287.3 million as of the closing date of the IPO as a result of the modification of our Class B grant agreements, as discussed in footnote (a) above. In addition, as discussed in footnote (b) above, we (i) made bonus payments aggregating approximately $56.8 million to certain of our portfolio managers in connection with our IPO, (ii) incurred compensation expense aggregating $20.5 million representing reallocated distributions of profits and (iii) incurred approximately $65.7 million of expense associated with distributions on Class B common units as part of the IPO Reorganization. As part of the IPO Reorganization, we amended the Class B grant agreements to eliminate the cash redemption feature and distributions on our Class B common units are no longer recorded as compensation expense. We have removed these nonrecurring charges directly attributable to the transaction from the pro forma consolidated statement of operations for the year ended December 31, 2013.

(g)

Represents the elimination of the gain on the valuation of the contingent value rights, or CVRs, as result of the termination of the CVRs in connection with the November 2013 Offering. As part of the IPO Reorganization, Artisan Partners Holdings issued partnership CVRs and we issued public company CVRs in order to provide holders of preferred units of Artisan Partners Holdings and our convertible preferred stock with economic rights following the IPO Reorganization that, collectively, were similar (although not identical) to the economic rights they possessed with respect to Artisan Partners Holdings prior to the IPO Reorganization. In connection with the November 2013 Offering, all of the CVRs were terminated with no amounts paid or payable thereunder.

(h)

The pro forma basic and diluted net income per share calculation includes 5,520,000 and 9,284,337 shares of our Class A common stock sold in the November 2013 Offering and the 2014 Follow-On Offering, respectively, for which the proceeds received from the sale of such shares was used to purchase common and preferred units of Artisan Partners Holdings and shares of our convertible preferred stock, as applicable.

The purchase price of the convertible preferred stock and preferred units in connection with the November 2013 Offering exceeded the carrying value of the convertible preferred stock and preferred units by $51.7 million, and as a result is considered a deemed dividend. The purchase price of the convertible preferred stock and preferred units in connection with the 2014 Follow-On Offering exceeded the carrying value of the convertible preferred stock and preferred units by $49.0 million and is also considered a deemed dividend. However, as these deemed dividends result in a one-time impact to net income per share in the period of the respective offerings and not ongoing effects, the impact of the deemed dividends is excluded from the pro forma net income per share calculation. See footnote (b) to the Unaudited Pro Forma Consolidated Statement of Financial Condition for additional information.

The assumed exchange of units of Artisan Partners Holdings for Class A common stock in the future would have an antidilutive effect and, accordingly, the effect of such exchange has been excluded from pro forma basic and diluted net income per share attributable to Class A common stockholders. In addition, unvested restricted shares of Class A common stock were also determined to be antidilutive and these shares and allocated income have been excluded from pro forma diluted net income per share attributable to Class A common stockholders.

We have issued 16,670 restricted stock units to our non-employee directors, all of which vested upon grant and are included in the shares used to calculate pro forma basic and diluted net income per share.

Income available to Class A common stockholders for purposes of net income per share after giving effect to the IPO Reorganization, our IPO, the November 2013 Offering and the 2014 Follow-On Offering can be derived as follows:

Basic Earnings per Share	For the Year Ended December 31, 2013
	APAM Pro Forma	Class A Common Stockholders	Convertible Preferred Stockholders	Restricted Stockholders
	(dollars in millions, except per share amounts)
Net income attributable to Artisan Partners
Asset Management before nonrecurring charges directly attributable to the transactions	$30.8
Dividends paid	14.6	$13.3	$—	$1.3

Undistributed earnings	16.2
Economic ownership of Artisan Partners Asset Management		95.3%	1.6%	3.1%
Allocation of undistributed earnings		15.4	0.3	0.5
Distributed and undistributed earnings—basic		28.7	0.3	1.8
Shares used in basic net income per share		27,533,286	455,011	894,732
Basic net income per share attributable to Artisan Partners Asset Management Class A common stockholders before nonrecurring charges directly attributable to the transactions		$1.04
Additional earnings allocated from convertible preferred stockholders for diluted earnings per share		0.3
Distributed and undistributed earnings—diluted		29.0
Shares used in diluted net income per share		27,988,297
Diluted net income per share attributable to Artisan Partners Asset Management Class A common stockholders before nonrecurring charges directly attributable to the transactions		$1.04

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of December 31, 2013

	APAM Actual	2014 Follow-On Offering Adjustments		APAM Pro Forma
	(dollars in millions)
Assets
Cash and cash equivalents	$211.8	$552.8	(a)	$210.6
		(554.0	)(b)
Cash and cash equivalents of Launch Equity	19.1	—		19.1
Accounts receivable	64.1	—		64.1
Accounts receivable of Launch Equity	7.4	—		7.4
Investment securities	7.8	—		7.8
Investment securities of Launch Equity	63.4	—		63.4
Property and equipment, net	8.8	—		8.8
Deferred tax assets	187.9	279.2	(c)	467.0
		(0.1	)(d)
Prepaid expenses and other assets	11.1			11.1

Total assets	$581.4	$277.9		$859.3

Liabilities and stockholders’ equity (deficit)
Accounts payable, accrued expenses, and other liabilities	$45.3	$—		$45.3
Accrued incentive compensation	3.6	—		3.6
Amounts payable under tax receivable agreements	160.7	232.7	(c)	393.4
Borrowings	200.0	—		200.0
Payables of Launch Equity	7.5	—		7.5
Securities sold, not yet purchased of Launch Equity	32.0	—		32.0

Total liabilities	449.1	232.7		681.8
Stockholders’ permanent equity (deficit)
Common stock
Class A common stock	0.2	0.1	(a)	0.3
Class B common stock	0.3	(0.1	)(b)	0.2
Class C common stock	0.2	—	(b)	0.2
Convertible preferred stock	34.9	(21.6	)(b)	13.3
Additional paid-in capital	6.4	552.7	(a)	77.6
		(514.7	)(b)
		46.5	(c)
		(13.3	)(d)
Retained earnings	1.4	(1.4	)(b)	—
Accumulated other comprehensive income (loss)	0.4	0.1	(d)	0.5

Total stockholders’ permanent equity	43.8	48.3		92.1

Noncontrolling interest—Artisan Partners Holdings	38.0	(16.2	)(b)	34.9
		13.1	(d)
Noncontrolling interest—Launch Equity	50.5	—		50.5

Total equity (deficit)	132.3	45.2		177.5

Total liabilities and stockholders’ permanent equity (deficit)	$581.4	$277.9		$859.3

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Statement of Financial Condition

As of December 31, 2013

(a)

Represents the issuance of 9,284,337 shares of our Class A common stock, par value $0.01 per share, in the 2014 Follow-On Offering, including (i) the par value of the Class A common stock, (ii) the additional paid-in capital representing the gross proceeds less the amount attributable to the par value and (iii) the deduction from additional paid-in capital of $21.6 million related to the underwriting discount and $1.2 million of estimated expenses.

(b)

Represents our purchase of 6,284,337 common units and 2,256,883 preferred units of Artisan Partners Holdings and 743,117 shares of our convertible preferred stock with the net proceeds of the 2014 Follow-On offering (based on an aggregate underwriting discount of $21.6 million).

As a result of our purchase of common and preferred units of Artisan Partners Holdings, we hold additional GP units in Artisan Partners Holdings and have an increased ownership interest in Artisan Partners Holdings. Our non-controlling interest decreased $16.2 million and additional paid-in capital increased $16.2 million as a portion of the net equity carried by the selling preferred non-controlling interest holders was allocated to us. Because we maintain control of Artisan Partners Holdings, changes in our ownership interest in Artisan Partners Holdings are treated as equity transactions.

Due to our purchase of 6,284,337 common units and 2,256,883 preferred units, the aggregate par value of the Class B and C common stock was reduced by $0.1 million, which increased additional paid-in capital.

Our purchase of convertible preferred stock reduced the carrying value of the convertible preferred stock on our consolidated statement of financial condition by $21.6 million. The excess of consideration paid over the carrying value of the purchased convertible preferred stock was recorded as a reduction to retained earnings of $1.4 million and additional paid-in capital of $21.3 million.

The purchase of preferred units and shares of convertible preferred stock resulted in a deemed dividend and a reduction to income available to common stockholders in our earnings per share calculation calculated as follows:

	Preferred Units	Convertible Preferred Stock
Offering proceeds, net of underwriting discount	$134.7	$44.3
Carrying value of preferred units / convertible preferred stock	70.8	21.6

Total deemed dividend	63.9	22.7

APAM share	41.1%	100.0%

Deemed dividend allocated to Class A common stockholders	$26.3	$22.7

(c)

Reflects the recognition of deferred tax assets as a result of our purchase of common and preferred units from the selling holders in connection with the 2014 Follow-On Offering and the recognition of tax liabilities related to our tax receivable agreements.

Under one of the tax receivable agreements, we are required to pay to each holder of limited partnership units of Artisan Partners Holdings 85% of the applicable cash savings, if any, in U.S. federal and state income tax that we actually realize as a result of certain tax attributes of units exchanged by, or purchased from, such holder or that are created as a result of such exchanges or purchases.

The deferred tax asset relating to and the amount payable under that tax receivable agreement in connection with the 2014 Follow-On Offering are $273.8 million and $232.7 million, respectively. The computation of the deferred tax asset takes into account additional tax benefits and additional potential payments triggered by payments made under the tax receivable agreements.

The pro forma deferred tax asset adjustment is based on an incremental tax rate of 36.1%. The pro forma adjustment for the amounts payable under the tax receivable agreements represents 85% of the assets subject to the tax receivable agreements. The net deferred tax asset is shown as an increase to paid-in capital within the pro forma statement of financial condition. Any payments made under the tax receivable agreements may give rise to additional tax benefits and additional potential payments under the tax receivable agreements.

In determining the future realization of the potential tax benefits associated with the purchases and exchanges of partnership units of Artisan Partners Holdings, we have applied a 5% growth rate assumption to our actual results for the fiscal year ended December 31, 2013. We project that we will be able to fully realize the potential tax benefits of the purchases of partnership units in connection with the 2014 Follow-On Offering.

The computation of the deferred tax asset pro forma adjustment is as follows:

Amount (dollars in millions)
Total 743(b) gain associated with the purchase of 6,284,337 common units and 2,256,883 preferred units of Artisan Partners Holdings	$702.5
Plus: Imputed Interest	55.1

Total tax benefit	757.6
Assumed future effective tax rate	36.14%
Tax deduction associated with the purchase of common and preferred units of Artisan Partners Holdings	273.8
Increased deferred tax assets	5.4

Total deferred tax asset pro forma adjustment	$279.2

We compute the tax receivable agreement deferred tax asset by applying IRC Section 743(b) and the corresponding treasury regulations. The 743(b) rules determine the amount of our amortizable tax basis step-up generated by a partner’s exchange or sale of partnership units. The step-up is generally equal to exchange or sale proceeds less the partner’s basis in the underlying partnership units. Proceeds typically include any partnership debt associated with the partnership units exchanged or sold. A partner’s basis in the partnership units is typically equal to the original purchase price of the partnership units, if any, plus or minus other adjustments over time. A net increase to additional paid-in capital is recorded for 15% of the realizable tax benefits resulting from the tax receivable agreement relating to the exchange or sale of units in the amount of $41.1 million. In addition, a net increase to additional paid-in capital is recorded for the recognition of additional deferred tax assets of $5.4 million as a result of our increased ownership in Artisan Partners Holdings.

We anticipate that we will account for the income tax effects and corresponding tax receivable agreement effects resulting from future taxable exchanges or sales of partnership units by limited partners of Artisan Partners Holdings by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of the exchange or sale. Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance. We expect to record the estimated amount of the increase in deferred tax assets, net of any valuation allowance, directly in additional paid-in capital, offset by the liability for the expected amount we will pay the limited partners who have exchanged or sold partnership units under the tax receivable agreement (85% of the actual reduction in tax payments), estimated using assumptions consistent with those used in estimating the net deferred tax assets. Therefore, at the date of an exchange or sale of partnership units, the net effect of the accounting for income taxes and the tax receivable agreement on our financial statements will be a net increase to paid-in capital of 15% of the estimated realizable tax benefit. The effect of subsequent changes in any of our estimates after the date of the exchange or sale will be included in net income. Similarly, the effect of changes in enacted tax rates and in applicable tax laws will be included in net income. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable payments from these tax attributes. Future deferred tax assets or amounts payable by us resulting from our tax receivable agreements discussed above would be in addition to amounts related to the 2014 Follow-On Offering.

(d)

The common and preferred units owned by the limited partners of Artisan Partners Holdings are noncontrolling interests for financial accounting purposes. Changes in our interest in Artisan Partners Holdings are accounted for as equity transactions and the carrying amount of the noncontrolling interest is adjusted to reflect the change in our ownership interest in Artisan Partners Holdings.

As a result of our purchase of common and preferred units of Artisan Partners Holdings and shares of our convertible preferred stock from the selling holders in connection with the 2014 Follow-On Offering, our economic interest in the deficit of Artisan Partners Holdings increased from 30% to 42% (excluding preferred units and shares of our convertible preferred stock).

As a result of these reallocations of our historical equity, a deficit of $13.3 million was transferred to additional paid-in capital from noncontrolling interests in Artisan Partners Holdings. Additionally, accumulated other comprehensive income is adjusted to reflect the change in ownership interest through a $0.2 million reduction to noncontrolling interest and a $0.1 million increase to accumulated other comprehensive income, net of $0.1 million deferred taxes.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our directors and executive officers.

Name	Age	Position
Eric R. Colson	44	President and Chief Executive Officer and Director
Charles J. Daley, Jr.	51	Executive Vice President, Chief Financial Officer and Treasurer
Sarah A. Johnson	42	Executive Vice President, Chief Legal Officer and Secretary
Dean J. Patenaude	51	Executive Vice President—Global Distribution
Gregory K. Ramirez	43	Senior Vice President
Andrew A. Ziegler	56	Director
Matthew R. Barger	56	Director
Tench Coxe	56	Director
Stephanie G. DiMarco	56	Director
Jeffrey A. Joerres	54	Director
Allen R. Thorpe	43	Director

Eric R. Colson, CFA has been our President and Chief Executive Officer since our organization in 2011 and currently serves as a member of our board of directors. He has also been a director of Artisan Funds since November 2013. Mr. Colson has served as chief executive officer of Artisan Partners Holdings since January 2010. Before serving as Artisan Partners Holdings’ chief executive officer, Mr. Colson served as chief operating officer for investment operations from March 2007 through January 2010. Mr. Colson has been a Managing Director of Artisan Partners Holdings since he joined the company in January 2005. Before joining Artisan Partners Holdings, Mr. Colson was an Executive Vice President of Callan Associates, Inc. Mr. Colson holds a B.A. in economics from the University of California—Irvine.

Mr. Colson’s qualifications to serve on our board of directors include his operating, management and leadership experience as our President and Chief Executive Officer. Mr. Colson has extensive knowledge of and has made significant contributions to our company. Mr. Colson brings to our board of directors his expertise in finance, business development and the asset management industry.

Charles J. Daley, Jr. has been our Executive Vice President, Chief Financial Officer and Treasurer since our organization in 2011. He has served as chief financial officer of Artisan Partners Holdings since August 2010. He has been a Managing Director of Artisan Partners Holdings since July 2010. Prior to that, Mr. Daley was Chief Financial Officer, Executive Vice President and Treasurer of Legg Mason, Inc. Mr. Daley holds a B.S. in Accounting from the University of Maryland, is an inactive certified public accountant, and holds a Series 27 license.

Sarah A. Johnson has been our Executive Vice President, Chief Legal Officer and Secretary since October 2013 and, prior to then, served as Assistant Secretary since April 2013. She has been general counsel of Artisan Funds since February 2011. Ms. Johnson was named a Managing Director of Artisan Partners Holdings in March 2010. Prior to joining the firm in July 2002, Ms. Johnson practiced law with the law firm of Bell, Boyd & Lloyd LLC, Chicago, Illinois. Ms. Johnson holds a B.A. from Northwestern University and a J.D. from Northwestern University School of Law.

Dean J. Patenaude, CFA has been our Executive Vice President—Global Distribution since July 2012 and a Managing Director of Artisan Partners Holdings and Head of Global Distribution since joining Artisan in March 2009. Before joining Artisan, Mr. Patenaude was senior vice president and head of global distribution for Affiliated Managers Group, Inc., or AMG, where he liaised between AMG and the institutional investment consultant and global distribution channels, and assisted with product development and marketing and client service initiatives. Before joining AMG, Mr. Patenaude was vice president and director of global consultant marketing at Wellington Management Company. He began his career in investment management at Brinson Partners, Inc. as a partner in business development. Mr. Patenaude holds a B.S. in Business Administration from Georgetown University and an M.B.A. from the Kellogg School of Management at Northwestern University.

Gregory K. Ramirez has been our Senior Vice President since October 2013 and, prior to then, served as Assistant Treasurer since April 2013. He currently serves as chief financial officer for Artisan Funds and Head of Securities Operations and Vehicle Administration for Artisan Partners Holdings. His prior roles with Artisan Partners Holdings include controller, chief accounting officer and director of client accounting and administration. Mr. Ramirez was named a Managing Director of Artisan Partners Holdings in April 2003. Prior to joining the firm in July 1997, Mr. Ramirez was an audit manager with Price Waterhouse, focusing on investment company audits and reviewing transfer agency controls. Mr. Ramirez holds a Bachelor of Business Administration in Accounting from the University of Iowa and a Master of Business Administration from Marquette University. He is a Certified Public Accountant and holds a Series 27 license.

Andrew A. Ziegler was the Executive Chairman of Artisan Partners Holdings from January 2010 through March 2014, and is currently the Chairman of our board of directors. Mr. Ziegler has served as a Managing Director and chief executive officer of Artisan Partners Holdings from its founding in 1994 through January 2010. Immediately prior to founding Artisan Partners Holdings, Mr. Ziegler was President and Chief Operating Officer of Strong Capital Management, Inc. and President of the Strong Capital Management, Inc. group of mutual funds. Mr. Ziegler holds a B.S. from the University of Wisconsin—Madison and a J.D. from the University of Wisconsin Law School.

Mr. Ziegler’s qualifications to serve on our board of directors include his operating and leadership experience as our prior Executive Chairman. As a founder of Artisan, Mr. Ziegler has extensive knowledge of our company’s business and the investment management industry. He gained further experience in the industry from his previous position at Strong Capital Management and has dealt with a wide range of issues that face the industry and this company in particular.

Matthew R. Barger is currently the Managing Member of MRB Capital, LLC, and he has been a Senior Advisor at Hellman & Friedman LLC since 2007. Prior to 2007, he served in a number of roles at Hellman & Friedman, including Managing General Partner and Chairman of the Investment Committee. Mr. Barger was a member of Artisan Partners Holdings’ Advisory Committee from January 1995 to the completion of the IPO Reorganization. Prior to joining Hellman & Friedman LLC, Mr. Barger was an Associate in the Corporate Finance Department of Lehman Brothers Kuhn Loeb. Mr. Barger graduated from Yale University in 1979 and received an M.B.A. from the Stanford Graduate School of Business in 1983. He has been a Director of Hall Capital Partners LLC since August 2007.

Mr. Barger’s career at Hellman & Friedman LLC has provided him with expertise in the investment management industry. He brings to our board of directors experience in public and private directorships, finance, corporate strategy and business development.

Tench Coxe has been a managing director of Sutter Hill Ventures since 1989 and joined that firm in 1987 following his tenure with Digital Communications Associates in Atlanta. Prior to that, Mr. Coxe worked with Lehman Brothers in New York City, where he was a corporate finance analyst specializing in mergers and acquisitions as well as debt and equity financing. Mr. Coxe was a member of Artisan Partners Holdings’ Advisory Committee from January 1995 to the completion of the IPO Reorganization. Mr. Coxe holds a B.A. in economics from Dartmouth College and an M.B.A. from Harvard Business School. He currently serves on the boards of directors of Mattersight Corporation and Nvidia Corporation.

Mr. Coxe’s career at Sutter Hill Ventures provides him with wide-ranging leadership experience that benefits our board of directors and our company. He brings to our board of directors his experiences in various directorships and a technological background and provides a unique perspective to the company’s business and opportunities.

Stephanie G. DiMarco is currently Chairman of the board of Advent Software, Inc. Ms. DiMarco founded Advent in June 1983 and has served as its Chief Executive Officer, Chief Financial Officer and President. She currently serves on the Advisory Board of the College of Engineering at the University of California Berkeley and the board of directors of Summer Search, a non-profit organization. She is also a member of the Presidio Institute Advisory Committee. She is a former member of the Board of Trustees of the University of California Berkeley Foundation, a former Advisory Board Member of the Haas School of Business at the University of California Berkeley and a former trustee of the San Francisco Foundation where she chaired the investment committee. Ms. DiMarco holds a B.S. in Business Administration from the University of California at Berkeley.

Ms. DiMarco’s qualifications to serve on our board of directors include her extensive experience in technological developments for the asset management industry and her management experience as a founder, officer and director of Advent Software, Inc.

Jeffrey A. Joerres is currently Chairman and Chief Executive Officer of ManpowerGroup. Since joining ManpowerGroup in 1993, he has served as Vice President of Marketing, Senior Vice President of European Operations and Senior Vice President of Global Account Management. Prior to joining ManpowerGroup, Mr. Joerres held the position of Vice President of Sales and Marketing for ARI Network Services. He has also held several management positions within IBM. Mr. Joerres currently serves on the boards of Johnson Controls, Inc., the U.S. Council for International Business and the Committee for Economic Development. He is also the chair of the board of directors of the Federal Reserve Bank of Chicago. Mr. Joerres served on the board of Artisan Funds from 2001 to 2011. Mr. Joerres holds a bachelor’s degree from Marquette University’s College of Business Administration.

Mr. Joerres’ qualifications to serve on our board of directors include his operating and leadership experience as an officer and director of ManpowerGroup. He brings his innovative approach to optimizing human capital to our board and Compensation Committee.

Allen R. Thorpe has been a Managing Director of Hellman & Friedman LLC since 2004. Prior to joining that firm in 1999, he was a Vice President with Pacific Equity Partners and a Manager at Bain & Company. Mr. Thorpe was a member of Artisan Partners Holdings’ Advisory Committee from July 2006 to the completion of the IPO Reorganization. Mr. Thorpe holds a B.A. in Public Policy from Stanford University and an M.B.A. from Harvard Business School, where he was a Baker Scholar. Mr. Thorpe currently serves on the boards of directors of Emdeon, Inc., Pharmaceutical Product Development, Inc. and Sheridan Holdings, Inc.

Mr. Thorpe’s qualifications to serve on our board of directors include his operating and leadership experience as a managing director in a private equity firm. In addition, through his involvement with Hellman & Friedman LLC, he has provided leadership to both public and private companies. Mr. Thorpe brings to our board of directors extensive experience in the financial services industry, finance and business development.

Board Composition

Each of Matthew R. Barger, Tench Coxe, Stephanie G. DiMarco, Jeffrey A. Joerres and Allen R. Thorpe is an independent director within the meaning of the applicable rules of the SEC and the NYSE. Each of Mr. Barger, Ms. DiMarco and Mr. Joerres is an audit committee financial expert within the meaning of the applicable rules of the SEC and the NYSE.

Our board of directors consists of seven directors. Under our amended and restated bylaws, our board of directors consists of such number of directors as may be designated by our board of directors from time to time, provided that, as set forth in our restated certificate of incorporation, a vote of at least two-thirds of our board of directors is required to increase the number of directors and, prior to December 31, 2016, the board may not increase the number of directors to more than nine or decrease the number of directors to fewer than four. The directors are elected for one-year terms to serve until the next annual meeting of our stockholders, or until their successors are duly appointed.

As described under “Relationships and Related Party Transactions—Transactions in connection with the IPO Reorganization—Stockholders Agreement”, each of our employees to whom we have granted equity have entered into a stockholders agreement pursuant to which they granted an irrevocable voting proxy with respect to all of the shares of our common stock they have acquired from us or may acquire from us in the future to a stockholders committee currently consisting of Mr. Colson, Mr. Daley and Mr. Ramirez. All shares subject to the stockholders agreement are voted in accordance with the majority decision of those three members. As of March 31, 2014, our employees to whom we have granted equity (including our employee-partners) held approximately 69% of the combined voting power of our capital stock.

The stockholders agreement also provides that the stockholders committee will vote the shares subject to the stockholders agreement in support of:

•

a director nominee designated by the holders of a majority of the preferred units (other than us), and convertible preferred stock (which are the H&F holders) so long as the holders of the preferred units (other than us) and the holders of convertible preferred stock beneficially own at least 5% of the number of outstanding shares of our common stock and our convertible preferred stock;

•

Mr. Barger, or, unless Mr. Barger is removed from the board for cause, a successor selected by Mr. Barger who holds Class A common units, so long as the holders of the Class A common units beneficially own at least 5% of the number of outstanding shares of our common stock and convertible preferred stock;

•

a director nominee designated by AIC so long as AIC owns shares of our capital stock constituting at least 5% of the number of outstanding shares of our common stock and our convertible preferred stock; and

•	a director nominee, initially Mr. Colson, who is a holder of Class B common units selected by the stockholders committee.

The holders of the preferred units and convertible preferred stock designated Mr. Thorpe and AIC designated Mr. Ziegler for election to our board of directors.

As of and following the completion of the 2014 Follow-On Offering, the holders of the preferred units and convertible preferred stock no longer beneficially own at least 5% of the number of outstanding shares of our common stock and our convertible preferred stock.

Board Leadership Structure

Our board of directors currently includes our Chief Executive Officer, who does not serve as Chairman of the board. Our board understands that there is no single, generally accepted approach to providing board leadership and that given the dynamic and competitive environment in which we operate, the right board leadership structure may vary as circumstances warrant. To this end, our board has no policy mandating the combination or separation of the roles of Chairman of the board and Chief Executive Officer. The board will discuss and consider the matter from time to time as circumstances change and, subject to our amended and restated bylaws, has the flexibility to modify our board structure as it deems appropriate. Our leadership structure is appropriate for us at this time as it permits our Chief Executive Officer to focus on management of our day-to-day operations, while allowing the Chairman of our board to lead our board in its fundamental role of providing advice to and independent oversight of management.

Board Oversight of Risk Management

Our board is responsible for overseeing management in the execution of its responsibilities and for assessing our general approach to risk management. In addition, an overall review of risk is inherent in our board’s consideration of our business, long-term strategies and other matters presented to our board. Our board exercises its oversight responsibilities periodically as part of its meetings and also through our three committees, each of which examines various components of enterprise risk as part of their responsibilities. For example, the Audit Committee has primary responsibility for addressing risks relating to financial matters, particularly financial reporting and accounting practices and policies. The Audit Committee has primary responsibility for reviewing and discussing our practices and policies regarding financial risk assessment and management, including any guidelines or policies that govern the process by which we identify, monitor and manage our exposure to risk. The Nominating and Corporate Governance Committee oversees risks associated with the independence of our board and potential conflicts of interest. The Compensation Committee has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally, including whether it provides appropriate incentives that do not encourage excessive risk taking.

Senior management is responsible for assessing and managing risk, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis, including the creation of appropriate risk management programs, and reports on risks to the board and the Audit Committee. Our investment teams independently assess and monitor market risk, foreign currency exchange rate risk and interest rate risk affecting our assets under management in their respective investment strategies through their portfolio selection process and implementation of the team’s investment goals and objectives. The ongoing assessment of risk exposure is the responsibility of each investment team.

Our board’s role in risk oversight of the company is consistent with our leadership structure, with the Chief Executive Officer and other members of senior management having responsibility for assessing and managing our risk exposure, and our board and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities provides a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout the company.

Board Committees

We have established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, each consisting only of independent directors. Any committee is allowed to appoint one or more subcommittees of its members.

Audit Committee

Our Audit Committee assists our board of directors in its oversight of our internal audit function, the integrity and quality of our financial statements, our independent registered public accounting firm’s qualifications, independence and performance and our compliance with legal and regulatory requirements.

Our Audit Committee’s responsibilities include, among others:

•	reviewing audits and findings of our independent registered public accounting firm and our internal audit and risk review staff;

•	reviewing our financial statements, including any significant changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviewing our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters;

•

appointing annually our independent registered public accounting firm, evaluating its independence and performance, determining its compensation and setting clear hiring policies for employees or former employees of the independent registered public accounting firm; and

•	reviewing and approving any related party transaction in accordance with Artisan policies.

Mr. Barger, Ms. DiMarco and Mr. Joerres are members of the Audit Committee and Ms. DiMarco is its chair. Each of Mr. Barger, Ms. DiMarco and Mr. Joerres is independent under Rule 10A-3 under the Exchange Act and an audit committee financial expert within the meaning of the applicable rules of the SEC and the NYSE.

Our board of directors has adopted a written charter for our Audit Committee, which is available on our investor relations website, accessible through our principal corporate website at www.artisanpartners.com.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee assists our board of directors in overseeing the effective corporate governance of our company.

Our Nominating and Corporate Governance Committee’s responsibilities include, among others:

•	making recommendations to the board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees as directors;

•	developing and recommending to the board a set of corporate governance guidelines applicable to us; and

•	overseeing the evaluation of the board and management.

Mr. Barger, Mr. Coxe and Mr. Thorpe are members of the Nominating and Corporate Governance Committee and Mr. Barger serves as its chair.

Our board of directors has adopted a written charter for our Nominating and Corporate Governance Committee, which is available on our investor relations website, accessible through our principal corporate website at www.artisanpartners.com.

Compensation Committee

Our Compensation Committee assists our board of directors in discharging its responsibilities relating to the compensation of our executive officers.

Our Compensation Committee’s responsibilities include, among others:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our executive officers;

•	overseeing and monitoring, and making recommendations to our board of directors with respect to, our cash and equity incentive compensation plans;

•	making recommendations to the board of directors with respect to director compensation; and

•	evaluating post-service (including severance) arrangements and benefits of our executive officers.

Mr. Coxe, Mr. Joerres and Mr. Thorpe are members of the Compensation Committee and Mr. Joerres serves as its chair.

Our board of directors has adopted a written charter for our Compensation Committee, which is available on our investor relations website, accessible through our principal corporate website at www.artisanpartners.com.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee has responsibility for establishing and administering compensation programs and practices with respect to our executive officers, including the named executive officers. None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more of its executive officers serving as a member of our board of directors or our Compensation Committee.

Code of Business Conduct

We have adopted a code of business conduct applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code is available on our investor relations website, accessible through our principal corporate website at www.artisanpartners.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on the investors relations portion of our principal corporate website at www.artisanpartners.com as required by applicable law or NYSE listing requirements.

Compensation Discussion and Analysis

This compensation discussion and analysis describes the principles, policies and practices that relate to our 2013 named executive officer compensation program. This discussion should be read in conjunction with the tables and the text under “—Executive Compensation” that describe the compensation awarded to, earned by, and paid to the named executive officers. For 2013, our named executive officers were:

Eric R. Colson, President and Chief Executive Officer

Charles J. Daley, Jr., Executive Vice President, Chief Financial Officer and Treasurer

Sarah A. Johnson, Executive Vice President, Chief Legal Officer and Secretary

Dean J. Patenaude, Executive Vice President—Global Distribution

Gregory K. Ramirez, Senior Vice President

Janet D. Olsen, former Executive Vice President, Chief Legal Officer and Secretary.

Ms. Olsen ceased to be our Executive Vice President, Chief Legal Officer and Secretary in October 2013 in connection with her retirement from the company on December 31, 2013.

Executive Summary

2013 Financial and Business Highlights

2013 financial and business highlights included:

•	Reorganized our capital structure and completed our IPO along with the November 2013 Offering.

•	Launched our 13th investment strategy, the Global Small-Cap Growth strategy.

•	Recruited a new portfolio manager to start the firm’s first fixed-income strategy.

•	Promoted key decision-makers on our existing investment teams and within our senior management team.

•	Expanded our distribution efforts in Europe; we ended the year with over $1 billion in UCITS assets.

•	As of December 31, 2013, our assets under management was $105.5 billion.

•	As of December 31, 2013, 91% and 98% of our assets under management had outperformed their benchmarks over the trailing 3-year period and since inception, respectively.

•	As of December 31, 2013, 94% of our assets under management in eligible funds were rated 3-, 4- or 5-stars by Morningstar.

•	For the year ended December 31, 2013, we generated $685.8 million in revenues, representing a 36% increase compared to the year ended December 31, 2012.

2013 Compensation Program

During 2013, we transitioned from a private partnership to a public company and successfully implemented key public company governance functions and policies. Mr. Colson’s 2013 cash bonus reflects the completion of our IPO, the IPO Reorganization and the November 2013 Offering, in addition to the company’s other performance achievements.

The table below shows the elements of compensation that our named executive officers received in 2013 (which varies from the data and reporting conventions required in the Summary Compensation Table). These amounts reflect the completion of our IPO, the IPO Reorganization and the November 2013 Offering, our financial results and our continued focus on incentive compensation contingent on performance and equity awards designed to align the interests of our named executive officers with our stockholders.

2013 Compensation Levels

Name & Principal Position	Salary	Cash Bonus	Restricted Stock Grant	Total Direct Compensation	Incentive Pay as a % of Total Direct Compensation
Eric R. Colson, Chief Executive Officer	$250,000	$7,000,000	$1,178,100	$8,428,100	83%
Charles J. Daley, Jr., Chief Financial Officer	$250,000	$2,500,000	$549,780	$3,299,780	76%
Dean J. Patenaude, Global Distribution	$250,000	$2,100,000	$497,420	$2,847,420	74%
Sarah A. Johnson, Chief Legal Officer	$250,000	$950,000	$261,800	$1,461,800	65%
Gregory K. Ramirez, Senior Vice President	$250,000	$1,000,000	$261,800	$1,511,800	66%
Janet D. Olsen, Former Chief Legal Officer	$250,000	$2,250,000	$—	$2,500,000	90%

The table above does not include the incremental fair value of certain modifications, described in more detail below, of our named executive officers’ Class B equity awards. Although our transition to a public company was a significant achievement in 2013, it also resulted in our recognizing several non-recurring expenses, including a non-recurring compensation expense of $287.3 million related to the modification of the Class B awards. Under the applicable rules, we are required to reflect the impact of that modification in the Summary Compensation Table, which significantly increases the amount reported under the “Stock Awards” and “Total Compensation” columns. We believe that the table above better reflects the Compensation Committee’s compensation decisions, since we do not believe that the amounts related to the modification reflect compensation paid to our named executive officers.

The core elements of our named executive officers’ compensation program are: base salary, a discretionary cash bonus, and equity-based grants. Together, these elements of compensation create a pay package that is designed to: support our business strategy; provide competitive pay opportunities; attract, motivate and retain highly talented, results-oriented individuals; reward the achievement of superior and sustained short and long-term performance; be flexible and responsive to changing market conditions; and align the interests of our executives with our stockholders. Going forward, we will continue to evaluate our compensation program, policies and practices to determine whether they meet our objectives and reflect our transition from a private partnership to a public company.

Our executive compensation program includes the following features that we believe reflect best practices in corporate pay governance:

•	We do not have employment or other agreements that provide termination benefits outside the context of a change in control.

•	Starting with 2013 awards, our equity grants to executive officers include double-trigger change in control provisions.

•	We do not provide “golden parachute” tax gross ups.

•	We do not offer retirement or pension plans other than the same 401(k) plan that is available to all employees.

•	We do not offer excessive perquisites.

•	Our insider trading policy prohibits hedging or pledging by our employees.

•	Our Compensation Committee receives input from an independent compensation consultant.

Compensation and Equity Participation Programs Objectives

We believe that to create long-term value for our stockholders our management team needs to focus on the following business objectives:

•	Achieving profitable and sustainable financial results.

•	Delivering superior investment performance and client service.

•	Attracting and retaining top investment talent whose interests are aligned with our clients and stockholders.

•	Expanding our investment capabilities through thoughtful growth.

•	Continuing to diversify our sources of assets.

Our cash compensation and equity participation programs are designed to (i) support our business strategy, (ii) provide competitive pay opportunities, (iii) attract, motivate and retain highly talented, results-oriented individuals, (iv) reward the achievement of superior and sustained short- and long-term performance, (v) be flexible and responsive to changing market conditions and (vi) align the interests of our executives with our stockholders.

Determination of Compensation

Oversight of Compensation Programs. The aggregate level of our executive compensation, as well as each named executive officer’s equity participation, is reviewed on an annual basis. Prior to our IPO in March 2013, our former general partner (Artisan Investment Corporation) had primary responsibility for all compensation decisions relating to our named executive officers. After our IPO, these decisions were made by our Compensation Committee, which is comprised solely of independent directors and assists our board of directors in discharging its responsibilities relating to the compensation of our named executive officers. For a discussion of our Compensation Committee’s roles and responsibilities, see “—Board Committees—Compensation Committee” above.

Compensation Benchmarking and Peer Group. We do not set our aggregate compensation spending levels at an amount equal to a particular percentage of revenues or another measure. Similarly, we have not historically identified a specific peer group of companies to benchmark our pay levels and financial performance. Rather, we have considered the individual and aggregate pay levels and financial performance of other asset management companies as inputs to our broader decision-making processes. For example, in determining the size and structure of equity awards made to our named executive officers in 2013, our Compensation Committee considered the size and structure of equity awards granted by certain investment managers to their executives. More generally, in approving the elements and amounts of compensation paid to our named executive officers in 2013, our Compensation Committee considered compensation information with respect to other companies in the asset management industry. Going forward, our Compensation Committee will assess annually whether using competitive benchmarking or a specific peer group is appropriate for our company.

Role of President and Chief Executive Officer, Compensation Committee and Board. Our President and Chief Executive Officer evaluates the performance of, and makes recommendations to our Compensation Committee regarding compensation matters involving, the other named executive officers. Our Compensation Committee retains the ultimate authority to approve, reject or modify those recommendations. The Compensation Committee independently evaluates our President and Chief Executive Officer’s performance and determines our President and Chief Executive Officer’s compensation. Our board of directors then ratifies those determinations. Our Compensation Committee has the opportunity to meet in executive session at each meeting without management present.

Use of Compensation Consultants. In July 2013, our Compensation Committee retained the services of McLagan, a compensation consultant, to provide advice regarding our executive compensation program and compensation trends in the asset management industry. McLagan must receive preapproval from the chairperson of our Compensation Committee prior to accepting any non-survey-related work from management. Other than compensation surveys and multi-client studies where McLagan provided information, but not advice, McLagan did not provide any services to management in 2013. Our Compensation Committee has assessed the independence of McLagan pursuant to SEC rules and concluded that no conflict of interest exists that prevents McLagan from independently representing the Compensation Committee.

Elements of Our Named Executive Officers’ Compensation and Benefits

In 2013, the elements of our executive compensation program were:

•	base salary;

•	annual discretionary cash bonus;

•	equity-based compensation;

•	retirement benefits; and

•	other benefits and perquisites.

Base Salary

Base salaries are intended to provide our named executive officers with a degree of financial certainty and stability that does not depend on performance and that does not differentiate among the responsibilities, contributions or performance of our executives. Instead, we consider it a baseline compensation level that delivers some current cash income to our executives. As is typical in the asset management industry, our named executive officers’ base salaries represent a relatively small portion of their overall total direct compensation. We believe that the potential for substantial incentive compensation is seen by our named executive officers as the more important component. Further, we believe in a model of managed fixed costs and the potential for substantial upside to productive employees and view this compensation structure as promoting our business objectives. Each of our named executive officers received an annual base salary of $250,000 in 2013. The $250,000 annual base salary for executive officers has remained unchanged over the last decade. We will continue to annually review the base salaries of our named executive officers.

Annual Discretionary Cash Bonus

Cash incentive compensation is the most significant part of our named executive officers’ total direct compensation. Annual cash incentive compensation is determined towards the end of each year and is based on the Compensation Committee’s assessment of individual and company-wide performance measured over short- and long-term periods. We do not use predetermined incentive formulas to evaluate performance or determine pay.

In its July and October meetings, our Compensation Committee reviewed our compensation philosophy and historic compensation practices and discussed named executive officer performance goals and compensation criteria for 2013 in preparation for its December meeting. In December, our Compensation Committee reviewed the performance of our named executive officers and determined annual cash incentive compensation awards for 2013 based on the Compensation Committee’s assessment of our strong business and financial results and the execution of strategic priorities, without assigning a particular weight to any individual factor.

Although we did not use specific targets or formulaic methods, in shaping its decisions with respect to all of the named executive officers, the Compensation Committee considered the following key 2013 achievements:

•	the successful completion of our IPO and the IPO Reorganization and the execution and implementation of public company processes;

•	the successful completion of the November 2013 Offering;

•	our development of future assets under management capacity;

•	our strong investment performance and net organic growth;

•	our expanded revenue;

•	our increase in adjusted operating income;

•	our above average adjusted operating margin;

•	the expansion of our distribution outside of the United States; and

•	our success in retaining, motivating and attracting talented employees.

In addition, the Compensation Committee also recognized the achievement of the following: further developing the company’s executive management team; thoughtfully enhancing our assets under management capacity by launching a new strategy with a current investment team and recruiting new investment talent; and maintaining and enhancing relationships and communication with clients, employees, investors and potential new investment talent.

Based on the achievements described above, the Compensation Committee determined to pay 2013 cash incentive awards as follows: $7.0 million for Mr. Colson; $2.5 million for Mr. Daley; $0.95 million for Ms. Johnson; $2.1 million for Mr. Patenaude; and $1.0 million for Mr. Ramirez. As described in more detail below under “—Employment Agreements,” Ms. Olsen was paid a cash bonus of $2.25 million pursuant to an employment letter agreement with us that provided for a retention bonus of $500,000 upon the closing of our IPO in March 2013 and a minimum annual bonus payment for 2013 of $1.75 million, so long as she remained employed through December 31, 2013.

Equity-Based Compensation

As discussed above, we strongly believe that equity participation causes employees to think and act like owners. We also believe that broad equity ownership creates incentives that help our business grow and increase in value, creating value for all owners that outweighs the dilutive effect of the equity grants themselves.

In July 2013, pursuant to the Artisan Partners Asset Management Inc. 2013 Omnibus Incentive Compensation Plan, or the Omnibus Plan, we granted equity awards, consisting entirely of restricted shares of our Class A common stock, to certain employees to reward their value creation and to further align their interests with those of our stockholders. Our Compensation Committee recommended, and our board of directors subsequently approved, those equity grants, including to our named executive officers as follows: 22,500 shares for Mr. Colson; 10,500 shares for Mr. Daley; 5,000 shares for Ms. Johnson; 9,500 shares for Mr. Patenaude; and 5,000 shares for Mr. Ramirez. The awards are scheduled to vest 20% on August 1 of each of the following five years, beginning August 1, 2014, so long as the recipient continues to be employed by us through the vesting dates. These shares are subject to hedging and pledging restrictions under our insider trading policy.

We intend to continue to grant annual equity-based awards to our executive officers under the Omnibus Plan, which provides for a wide variety of equity awards, including stock options, shares of restricted stock, restricted stock units, stock appreciation rights, other stock-based awards based on our common stock, and common units of Artisan Partners Holdings. The size and structure of the equity awards granted for 2013 may not be indicative of future awards. We expect future equity awards to be granted in a mix of restricted shares and options and to be subject to both time- and performance-based vesting. In addition, because each of our named executive officers holds Class B common units of Artisan Partners Holdings, a substantial portion of their economic return continues to be obtained through equity ownership in Artisan Partners Holdings LP.

Retirement Benefits

We believe that providing a cost-effective retirement benefit for the company’s employees is an important recruitment and retention tool. Accordingly, the company maintains, and each of the named executive officers participates in, a contributory defined contribution retirement plan for all U.S.-based employees, and matches 100% of each employee’s contributions (other than catch-up contributions by employees age 50 and older) up to the 2013 limit of $17,500. We also maintain retirement plans or make retirement plan contributions for our employees based outside the U.S.

Other Benefits and Perquisites

Our named executive officers participate in the employee health and welfare benefit programs we maintain, including medical, group life and long-term disability insurance, and health-care flexible spending, on the same basis as all U.S. employees, subject to satisfying any eligibility requirements and applicable law. We also generally provide employer-paid parking or transit assistance and one daily meal or a meal stipend; our named executive officers enjoy those benefits on the same terms as all of our employees. The perquisites provided to our named executive officers in 2013 are described below under “—Executive Compensation—Summary Compensation Table.”

Equity Award Modifications

While our transition from a private partnership to a publicly-traded company represented the achievement of a key priority in 2013, it also resulted in our recognizing several non-recurring expenses, including a non-recurring compensation expense of $287.3 million related to the modification of the Class B equity awards we have made to our employee-partners, including each of our named executive officers. The impact of that modification is reflected below under “—Executive Compensation—Summary Compensation Table,” increasing considerably the “Stock Awards” and “Total Compensation” reflected for each of our named executive officers in 2013. For instance, the modification increased Mr. Colson’s 2013 total compensation as reflected in the table by $13.9 million.

Prior to the IPO Reorganization, the vested Class B limited partnership interests held by employee-partners, including our named executive officers, were redeemable by us for cash upon termination of employment. The redemption value was based on the fair market value of the company by reference to the value of asset management firms with publicly-traded equity securities and included a premium in the case of employment terminated by reason of death, disability or retirement. Unless we had accepted an employee-partner’s retirement notification, the premium was not included in calculating the redemption value of the individual Class B awards. As part of the IPO Reorganization, the Class B grant agreements were amended to eliminate the cash redemption feature. Now, upon termination of employment, the Class B common units held by employee-partners, including the named executive officers, are automatically exchanged for Class E common units, which will be exchangeable for shares of our Class A common stock. If an employee-partner’s employment terminates for any reason other than death, disability or retirement (which, for named executive officers, requires a minimum of 10 years of service and three years’ prior written notice of retirement), he or she may not sell any of the Class A common stock issuable upon exchange of Class E common units for three years from the date of termination, and then the former employee-partner may only sell one-quarter of the shares in each one-year period beginning on the third anniversary of termination. As described above, the elimination of the redemption feature required us to recognize a non-recurring compensation expense of $287.3 million. For the expense associated with each named executive officer, applicable rules require that we include the incremental fair value resulting from the modification to the Class B awards in the “Stock Awards” and “Total Compensation” columns, although we do not believe the amounts related to the modification represent compensation paid to our named executive officers. The modification applied consistently to all of our employees who were partners of our firm at the time of our IPO, and it applied to equity awards that were made over a number of years prior to 2013. For instance, for Mr. Colson, the awards that were modified were made in 2006, 2008, 2009, 2010, 2011 and 2012.

We previously modified the Class B awards in 2012. Prior to July 2012, each employee-partner had a separate percentage interest in the firm’s profits and in the firm’s capital. In July 2012, those separate interests were “unitized” into a single number of partnership units. In determining the number of units each partner would receive, relatively greater weight was assigned to partners’ percentage interests in profits. Each of the named executive officers (other than Ms. Olsen) had relatively greater profits interests than capital interests. Applicable rules require that we include the incremental fair value resulting from this “unitization” in the “Stock Awards” and “Total Compensation” columns in the Summary Compensation Table below. For instance, the unitization increased Mr. Colson’s 2012 total compensation reflected in the table by $2.8 million. As with the pre-IPO modification discussed above, we do not believe the unitization represented compensation paid to any of our named executive officers. The unitization applied consistently to all of our employees who were partners of our firm at the time, and it also applied to equity awards that were made over a number of years.

Neither of the award modifications described above, which we refer to as the “Modifications,” is expected to recur.

Tax and Accounting Considerations

When it reviews compensation matters, our Compensation Committee considers the anticipated tax and accounting treatment of various payments and benefits to Artisan and, when relevant, to its executives, although these considerations are not dispositive. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a publicly-traded corporation that pays compensation in excess of $1 million to any of its named executive officers (other than the chief financial officer) in any taxable year, unless the compensation plan and awards meet certain requirements. Section 162(m) did not apply to our compensation prior to our IPO in March 2013. Under the transition rules, in general, compensation paid under a plan that existed while we were private is exempt from the $1 million deduction limit until the earliest to occur of: (i) the expiration of the plan; (ii) the material modification of the plan; (iii) the issuance of all available shares and other compensation that has been allocated under the plan; and (iv) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our IPO occurred (i.e., the first meeting of stockholders after December 31, 2016). To the extent Section 162(m) is now applicable to us, we are relying on this exemption. Notwithstanding the foregoing, we reserve the right to pay amounts that are not deductible under Section 162(m) during any period when Section 162(m) is applicable to us.

Executive Compensation

The following table provides information regarding the compensation earned during the years ended December 31, 2011, 2012 and 2013 by each of our named executive officers. All dollar amounts are in U.S. dollars.

Summary Compensation Table(1)

Name & Principal Position	Year	Salary	Bonus(2)	Stock Awards(3)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(4)	Total
Eric R. Colson,	2013	$250,000	$7,000,000	$15,041,777	—	—	—	$143,309	$22,435,086
Chief Executive Officer	2012	250,000	4,500,000	3,635,380	—	—	—	102,030	8,487,410
	2011	250,000	3,000,000	840,279	—	—	—	77,342	4,167,621

Charles J. Daley, Jr.,	2013	250,000	2,500,000	3,359,437	—	—	—	74,190	6,183,627
Chief Financial Officer	2012	250,000	1,500,000	1,714,944	—	—	—	56,716	3,521,660
	2011	250,000	1,120,000	—	—	—	—	59,192	1,429,192

Dean J. Patenaude,	2013	250,000	2,100,000	3,221,159	—	—	—	70,832	5,641,991
Global Distribution	2012	250,000	1,900,000	1,187,032	—	—	—	65,097	3,402,129
	2011	250,000	1,785,000	—	—	—	—	60,289	2,095,289

Sarah A. Johnson,	2013	250,000	950,000	1,678,751	—	—	—	53,393	2,932,144
Chief Legal Officer(5)

Gregory K. Ramirez,	2013	250,000	1,000,000	1,671,154	—	—	—	54,162	2,975,316
Senior Vice President(5)

Janet D. Olsen,	2013	250,000	2,250,000	—	—	—	—	73,492	2,573,492
Former Chief	2012	250,000	1,750,000	—	—	—	—	63,068	2,063,068
Legal Officer(6)	2011	250,000	1,240,000	—	—	—	—	52,237	1,542,237

(1)

Applicable rules require that we include the incremental fair value resulting from the modifications to our Class B limited partnership interests and Class B common units (as described above in “—Compensation Discussion and Analysis—Equity Award Modifications”) in the “Stock Awards” column. In evaluating our compensation program, we believe that these amounts should be excluded, because we do not believe the amounts represent compensation paid to our named executive officers. The table below shows total compensation excluding these amounts.

Name & Principal Position	Year	Salary	Bonus	Stock Awards	All Other Compensation	Total
Eric R. Colson	2013	$250,000	$7,000,000	$1,178,100	$143,309	$8,571,409
	2012	250,000	4,500,000	790,540	102,030	5,642,570
	2011	250,000	3,000,000	840,279	77,342	4,167,621
Charles J. Daley, Jr.	2013	250,000	2,500,000	549,780	74,190	3,373,970
	2012	250,000	1,500,000	1,019,368	56,716	2,826,084
	2011	250,000	1,120,000	—	59,192	1,429,192
Dean J. Patenaude	2013	250,000	2,100,000	497,420	70,832	2,918,252
	2012	250,000	1,900,000	1,073,515	65,097	3,288,612
	2011	250,000	1,785,000	—	60,289	2,095,289
Sarah A. Johnson	2013	250,000	950,000	261,800	53,393	1,515,193
Gregory K. Ramirez	2013	250,000	1,000,000	261,800	54,162	1,565,962
Janet D. Olsen	2013	250,000	2,250,000	—	73,492	2,573,492
	2012	250,000	1,750,000	—	63,068	2,063,068
	2011	250,000	1,240,000	—	52,237	1,542,237

(2)

Amounts in this column represent the annual discretionary cash bonus compensation earned by our named executive officers for 2013, 2012 and 2011, as applicable. For Messrs. Colson, Daley, Patenaude, Ramirez and Ms. Johnson, these amounts were paid in December 2013, 2012 and 2011, respectively. Ms. Olsen received $112,500 at the end of each of the first three quarters of 2013, 2012 and 2011, $500,000 in March 2013, and the remaining amounts reported in this column in December 2013, 2012 and 2011, respectively.
(3)

For 2013, amounts in this column represent the grant date fair value of restricted shares of our Class A common stock granted in July 2013 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718, “Stock Compensation.” The shares are scheduled to vest 20% on each of August 1, 2014, August 1, 2015, August 1, 2016, August 1, 2017 and August 1, 2018, so long as the named executive officer continues to be employed by us through such dates. For 2012 and 2011, amounts in this column represent the grant date fair value, as computed in accordance with FASB ASC Topic 718, of limited partnership interests in Artisan Partners Holdings (which interests were reclassified as Class B common units in July 2012). These Class B common units vest in installments over a five-year period, provided that the holder remains employed by us through the vesting dates. We did not previously report the grant date fair value of the limited partnership interests under stock awards. Rather, we reported distributions to the named executive officers in respect of these interests or Class B common units, as applicable, in the “Non-Equity Incentive Plan Compensation” column. We believe it is more appropriate to report these in the “Stock Awards” column based on the grant date fair value. The amounts in this column also include the impact of the Modifications described above in “—Compensation Discussion and Analysis—Equity Award Modifications.” These amounts were calculated as the incremental fair value of the Modification in accordance with FASB ASC Topic 718 and were as follows: $13,863,677 and $2,844,840 in 2013 and 2012, respectively, for Mr. Colson; $2,809,657 and $695,576 in 2013 and 2012, respectively, for Mr. Daley; $2,723,739 and $113,517 in 2013 and 2012, respectively, for Mr. Patenaude; $1,416,951 in 2013 for Ms. Johnson; and $1,409,354 in 2013 for Mr. Ramirez. The table in footnote 1 shows the “Stock Awards” and “Total” column without these Modifications.

Distributions on account of Class B common units or limited partnership interests were as follows: $5,421,199, $2,064,101 and $2,282,248 in 2013, 2012 and 2011, respectively, for Mr. Colson; $971,923, $294,252 and $208,877 in 2013, 2012 and 2011, respectively, for Mr. Daley; $927,681, $246,816 and $264,096 in 2013, 2012 and 2011, respectively, for Mr. Patenaude; $551,500 in 2013 for Ms. Johnson; $496,065 in 2013 for Mr. Ramirez; and $1,279,061, $556,505 and $645,273 in 2013, 2012 and 2011, respectively, for Ms. Olsen. Our named executive officers were allocated profits (which may not necessarily be distributed) of $5.4 million, $6.1 million and $5.3 million for 2013, 2012 and 2011, respectively. Profit allocations were determined based on net income of Artisan Partners Holdings before equity-based compensation charges. We also received compensation benefits or incurred compensation charges for financial accounting purposes for the changes in fair value of the Class B liability awards held by each of our named executive officers. These amounts totaled an $18.5 million charge, a $15.4 million charge and a $0.2 million benefit for 2013, 2012 and 2011 in the aggregate, respectively.
(4)

Amounts in this column represent the aggregate dollar amount of all other compensation received by our named executive officers. Under SEC rules, we are required to identify by type all perquisites and other personal benefits for a named executive officer if the total value for that individual equals or exceeds $10,000, and to report and quantify each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount for that individual. In 2013, 2012 and 2011, we provided to our named executive officers perquisites consisting of employer-paid parking or transit assistance and daily meals; however, none of the named executive officers received perquisites with a total value of $10,000 or more. In 2013, 2012 and 2011, we contributed $5,000 to each of our named executive officers’ accounts under our health savings benefit plan. We paid insurance premiums for life insurance benefiting our named executive officers in 2013, 2012 and 2011 totaling $216 each year for each of our named executive officers. We made company matching contributions to our named executive officers’ contributory defined contribution plan accounts equal to 100% of their pre-tax contributions (excluding catch-up contributions for named executive officers age 50 and older), up to the limitations imposed under applicable tax rules, which contributions in each of 2013, 2012 and 2011 totaled $17,500, $17,000 and $16,500 for each named executive officer, respectively. We reimbursed each of our named executive officers for increased self-employment payroll tax expense as follows: $121,071, $79,855 and $55,626 in 2013, 2012 and 2011, respectively, for Mr. Colson; $51,474,

$34,500 and $37,476 in 2013, 2012 and 2011, respectively, for Mr. Daley; $48,116, $42,881 and $38,573 in 2013, 2012 and 2011, respectively, for Mr. Patenaude; $30,677 in 2013 for Ms. Johnson; $31,446 in 2013 for Mr. Ramirez; and $50,776, $40,852 and $30,521 in 2013, 2012 and 2011, respectively, for Ms. Olsen.
(5)	Because Ms. Johnson and Mr. Ramirez were only named executive officers for 2013, no disclosure is included for them for 2012 and 2011.
(6)	In connection with her retirement at the end of 2013, Ms. Olsen ceased to be our Chief Legal Officer in October 2013.

Grants of Plan-Based Awards During 2013

The following table provides information regarding plan-based awards granted to each of our named executive officers in the year ended December 31, 2013.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	Grant Date Fair Value of Stock Awards ($)(2)
Eric R. Colson	7/17/2013	22,500	$1,178,100
Charles J. Daley, Jr.	7/17/2013	10,500	549,780
Dean J. Patenaude	7/17/2013	9,500	497,420
Sarah A. Johnson	7/17/2013	5,000	261,800
Gregory K. Ramirez	7/17/2013	5,000	261,800
Janet D. Olsen	7/17/2013	—	—

(1)

Represents the number of restricted shares of our Class A common stock granted in July 2013. The shares are scheduled to vest 20% on each of August 1, 2014, August 1, 2015, August 1, 2016, August 1, 2017 and August 1, 2018 so long as the named executive officer continues to be employed by us through such dates.

(2)	Represents the grant date fair value as computed in accordance with FASB ASC Topic 718.

Outstanding Equity-Based Compensation Awards at December 31, 2013

The following table provides information about the outstanding equity-based awards held by each of our named executive officers as of December 31, 2013.

Name	Number of Shares and Units of Stock That Have Not Vested(#)(1)	Market Value of Shares and Units of Stock That Have Not Vested($)(2)
Eric R. Colson(3)	330,273	$21,530,497
Charles J. Daley, Jr	113,768	7,416,536
Dean J. Patenaude(3)	90,541	5,902,368
Sarah A. Johnson(3)	30,609	1,995,401
Gregory K. Ramirez	16,866	1,099,495
Janet D. Olsen(3)	—	—

(1)	Represents the number of restricted shares of Class A common stock and unvested Class B common units as of December 31, 2013:

Name	Restricted Shares of Class A Common Stock	Unvested Class B Common Units
Eric R. Colson	22,500	307,773
Charles J. Daley, Jr.	10,500	103,268
Dean J. Patenaude	9,500	81,041
Sarah A. Johnson	5,000	25,609
Gregory K. Ramirez	5,000	11,866
Janet D. Olsen	—	—

The restricted shares of Class A common stock are scheduled to vest 20% on each of August 1, 2014, August 1, 2015, August 1, 2016, August 1, 2017 and August 1, 2018, in each case, provided that the holder remains employed through the vesting dates. The restricted shares will also vest upon a termination on account of the holder’s death or disability or upon a qualifying termination in connection with a change in control (as defined in the Omnibus Plan). The unvested Class B common units are scheduled to vest in installments over a five-year period, in each case, provided that the holder remains employed through the vesting dates. The units will also vest upon a termination on account of the holder’s death or disability and upon the occurrence of a change in control (as defined in the applicable grant agreement) subject to continued employment through such occurrence. Generally, Class B common units are exchangeable for shares of our Class A common stock on a one-for-one basis. However, a holder of Class B common units that remains employed by us may only exchange and sell up to 15% of the number of Class B common units held by the employee at the beginning of any one-year period. The first period began on March 12, 2014.

(2)

Restricted shares of Class A common stock were valued based on the closing price of our Class A common stock on the NYSE on December 31, 2013, which was $65.19. Unvested Class B common units were valued based on the closing price of our Class A common stock (for which, generally, Class B common units are exchangeable on and after March 12, 2014) on the NYSE on December 31, 2013.

(3)

For Class B partnership interests (which were reclassified as Class B common units in July 2012) granted to Mr. Colson, Mr. Patenaude and Ms. Johnson prior to May 1, 2009, vesting was reset in connection with the equity restructuring on May 1, 2009. The amounts shown for each of those executive officers represent, as of December 31, 2013, his or her unvested Class B common units using the reset vesting schedules.

Equity-Based Compensation Awards Exercised and Vested During the Year Ended December 31, 2013

The following table provides information about the value realized by each of our named executive officers during the year ended December 31, 2013 upon the vesting of equity-based awards.

Name	Number of Shares or Units Acquired Upon Vesting(#)(1)	Value Realized on Vesting($)(2)
Eric R. Colson	184,899	$6,527,630
Charles J. Daley, Jr.	37,445	1,947,378
Dean J. Patenaude	36,347	1,597,219
Sarah A. Johnson	18,944	772,107
Gregory K. Ramirez	2,967	149,448
Janet D. Olsen	96,850	5,246,301

(1)

Represents Class B common units that vested during 2013 (including, for Mr. Colson, 68,769 units that vested during 2013 prior to our IPO in March 2013). Generally, Class B common units are exchangeable for shares of our Class A common stock on a one-for-one basis. However, a holder of Class B common units that remains employed by us may only exchange and sell up to 15% of the number of Class B common units held by the employee at the beginning of any one-year period. The first period began on March 12, 2014.

(2)

For Class B common units that vested during 2013 prior to our IPO in March, the value of Class B common units was measured at fair value under FASB ASC Topic 718—Stock Compensation, which varies depending on the circumstances of the holder’s termination. With respect to those units, the figures shown in the table are based on the original vesting schedules and assume that the holder’s employment was terminated by retirement. For units that vested after our IPO, the value represents the value of Class B common units based on the closing price of our Class A common stock (for which, generally, Class B common units are exchangeable on and after March 12, 2014) on the NYSE on the applicable vesting date.

Pension Benefits

We do not sponsor or maintain any defined benefit pension or retirement benefits for the benefit of our employees.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

We do not sponsor or maintain any nonqualified defined contribution or other nonqualified deferred compensation plans for the benefit of our employees.

Employment Agreements

We do not have employment agreements with any of our named executive officers other than Ms. Olsen. Ms. Olsen’s employment letter agreement provided for her continued employment through December 31, 2013. For fiscal year 2013, the letter agreement provided for a base salary of $250,000, a retention bonus of $500,000 which was paid in March 2013 upon the completion of our IPO, and a minimum annual bonus payment of $1.75 million, provided she remained employed through the end of the year.

Upon commencement of employment, each named executive officer received an offer letter outlining the initial terms of employment, including base salary and the potential for cash incentive compensation. None of these terms affected compensation paid to our named executive officers in 2013 and will not affect compensation paid in future years.

Potential Payments Upon Termination or Change in Control

Our named executive officers are all employed on an “at will” basis, which enables us to terminate their employment at any time. Our named executive officers do not have agreements that provide severance benefits. We do not offer or have in place any formal retirement, severance or similar compensation programs providing for additional benefits or payments in connection with a termination of employment, change in job responsibility or change in control (other than our contributory defined contribution plan). Under certain circumstances, a named executive officer may be offered severance benefits to be negotiated at the time of termination.

Equity-based awards granted to our named executive officers through December 31, 2013 are evidenced by an award agreement that sets forth the terms and conditions of the award and the effect of any termination event or a change in control on unvested awards. The effect of a termination event or change in control on outstanding equity awards varies by the type of award. In addition, each of the named executive officers has agreed, pursuant to his or her Class B common unit grant agreement, that he or she will not solicit our customers and employees while employed and for a period of two years following termination of employment. In accordance with the terms of Ms. Olsen’s Class B common unit grant agreement, in connection with her qualifying retirement on December 31, 2013, she vested in 55,335 Class B common units with a total value of $3,607,289 based on the closing price of our Class A common stock on the NYSE on December 31, 2013, which was $65.19 per share.

The following table provides the value of equity acceleration that would have been realized for each of the other named executives if he or she had been terminated on December 31, 2013 under the circumstances indicated (including following a change in control).

	Death or Disability	Qualifying Termination in Connection with Change in Control	Accelerating Vesting Upon Change in Control	Retirement
Eric R. Colson
Restricted Stock(1)	$1,466,775	$1,466,775	—	—
Unvested Class B Common Units(2)(3)	20,063,722	—	$20,063,722	$5,460,380
Charles J. Daley, Jr.
Restricted Stock(1)	684,495	684,495	—	—
Unvested Class B Common Units(2)	6,732,041	—	6,732,041	—
Dean J. Patenaude
Restricted Stock(1)	619,305	619,305	—	—
Unvested Class B Common Units(2)(3)	5,283,063	—	5,283,063	—
Sarah A. Johnson
Restricted Stock(1)	325,950	325,950	—	—
Unvested Class B Common Units(2)(3)	1,669,451	—	1,669,451	1,090,042
Gregory K. Ramirez
Restricted Stock(1)	325,950	325,950	—	—
Unvested Class B Common Units(2)	773,545	—	773,545	—

(1)

Represents the value of the accelerated vesting of restricted shares of Class A common stock based on the closing price of our Class A common stock on the NYSE on December 31, 2013, which was $65.19 per share. Any restricted shares will become fully vested upon the holder’s death or disability or upon a qualifying termination in connection with a change in control.

(2)

Represents the value of the accelerated vesting of Class B common units, which was based on the closing price of our Class A common stock on the NYSE on December 31, 2013, for which Class B common units are exchangeable on and after March 12, 2014. Any unvested Class B common units will become fully vested upon the holder’s death or disability or upon the occurrence of a change in control (subject to continued employment through such occurrence).

(3)

For Class B partnership interests (which were reclassified as Class B common units in July 2012) granted to Mr. Colson, Mr. Patenaude, and Ms. Johnson prior to May 1, 2009, vesting was reset in connection with our equity restructuring on May 1, 2009. Upon a qualifying retirement, the original vesting schedule (which provides for earlier vesting) will apply and, as a result, certain Class B common units which would otherwise have been forfeited will vest as follows, assuming the qualifying retirement occurred on December 31, 2013: 83,761 units for Mr. Colson; and 16,721 units for Ms. Johnson. A qualifying retirement requires three years’ prior written notice, which may be reduced to one year’s prior written notice, and at least 10 years of service with the company or its affiliates. As of December 31, 2013, none of Mr. Colson, Mr. Patenaude and Ms. Johnson had given notice of retirement.

Risk Management and Executive Compensation

We have identified two primary risks relating to compensation: the risk that compensation will not be sufficient in amount or appropriately structured to attract and to retain talent, and the risk that compensation may provide unintended incentives. To combat the risk that our compensation might not be sufficient or be inappropriately structured, we strive to use a compensation structure, and set compensation levels, for all employees in a way that we believe promotes retention. We also make equity awards subject to multi-year vesting schedules to provide a long-term component to our compensation program. We believe that both the structure and levels of compensation have aided us in attracting and retaining key personnel. To address the risk that our compensation programs might provide unintended incentives, we have deliberately kept our compensation programs simple and without formulaic incentives. We have not seen any employee behaviors motivated by our compensation policies and practices that create increased risks for our stockholders.

Based on the foregoing, we do not believe that our compensation policies and practices motivate imprudent risk taking. Consequently, we are satisfied that any potential risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the company. Our Compensation Committee will monitor the effects of its compensation decisions to determine whether risks are being appropriately managed.

Director Compensation

The following table provides information concerning the compensation of each non-employee director who served in fiscal year 2013.

Name(1)	Fees Earned or Paid in Cash(2)	Stock Awards(3)	Total(4)
Matthew R. Barger	$85,833	$100,020	$185,853
Tench Coxe	45,833	100,020	145,853
Stephanie G. DiMarco	95,833	100,020	195,853
Jeffrey A. Joerres	85,833	100,020	185,853
Allen R. Thorpe	45,833	100,020	145,853

(1)

Mr. Colson and our former Executive Chairman, Andrew A. Ziegler, did not receive any compensation for their services as directors in 2013. For information about compensation paid to Mr. Colson, see “—Compensation Discussion and Analysis” above. Mr. Ziegler was party to an employment agreement with us that provided for an employment term that ended on March 12, 2014. Pursuant to the agreement, Mr. Ziegler received an annual base salary equal to $250,000 and annual incentive compensation as determined by our board or the Compensation Committee. Mr. Ziegler did not receive any incentive compensation in 2013.

(2)

Our non-employee directors receive an annual cash retainer of $50,000. We also compensate the chairperson of our Audit Committee with an additional annual cash retainer of $50,000, and we compensate the chairpersons of each of the Compensation Committee and the Nominating and Corporate Governance Committee with an additional annual cash retainer of $40,000.

(3)

Reflects restricted stock units granted under the Artisan Partners Asset Management Inc. 2013 Non-Employee Director Compensation Plan. These amounts reflect the grant date fair value of the awards as computed in accordance with FASB ASC Topic 718. The shares of Class A common stock underlying the units will be delivered on the earlier to occur of (i) a change in control of Artisan and (ii) the termination of the director’s service as a director.

(4)

In addition, all directors are reimbursed for reasonable out-of-pocket expenses incurred by them in connection with attending board of directors, committee and stockholder meetings, including those for travel, meals and lodging. These reimbursements are not reflected in the table above.

RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions in connection with the IPO Reorganization

In March 2013, as part of the IPO Reorganization and in preparation for our IPO, we entered into the agreements described below with the limited partners of Artisan Partners Holdings, including the following persons and entities:

•	Each of our currently-serving named executive officers, all of whom own Class B common units of Artisan Partners Holdings.

•	AIC, an entity controlled by Andrew A. Ziegler, the Chairman of our Board, and Carlene M. Ziegler. AIC owns Class D common units of Artisan Partners Holdings.

•

The H&F holders, which are private equity funds controlled by Hellman & Friedman LLC. Two of our directors are associated with Hellman & Friedman LLC: Mr. Thorpe as a managing director, and Mr. Barger as a senior advisor. The H&F holders own preferred units of Artisan Partners Holdings and shares of our convertible preferred stock.

•	Mr. Barger, who holds Class A common units of Artisan Partners Holdings.

•

Sutter Hill Ventures, of which one of our directors, Mr. Coxe, is a managing director of the general partner, and two trusts of which Mr. Coxe is a co-trustee. These entities own Class A common units of Artisan Partners Holdings.

•

Several of our employees, or entities controlled by an employee, who own greater than 5% of our outstanding Class B common stock. These employees, like all employees who own partnership units, own Class B common units of Artisan Partners Holdings.

The rights of each of the persons and entities listed above under the agreements discussed below are the same as the rights of each other holder of the same class of partnership units. So, for instance, the rights of each of our currently-serving named executive officers, as a holder of Class B common units, under the exchange, registration rights, partnership and tax receivable agreements described below are the same as the rights of each other holder of Class B common units.

In addition to the agreements discussed below, we reimbursed the pre-IPO partners for an aggregate of $2.0 million in reasonable legal and accounting fees and expenses incurred in connection with the IPO and the IPO Reorganization. Of that total amount, the H&F holders were reimbursed for approximately $1.9 million in expenses.

As discussed further below, in November 2013, we completed an offering of Class A common stock the net proceeds of which we used to purchase preferred units and shares of convertible preferred stock from the H&F holders (which we refer to in this prospectus as the November 2013 Offering), and, in March 2014, we completed an offering of Class A common stock the net proceeds of which we used to purchase common units, preferred units and shares of convertible preferred stock from limited partners of Artisan Partners Holdings who elected to sell (which we refer to in this prospectus as the 2014 Follow-On Offering).

Exchange Agreement

We entered into an exchange agreement with the holders of LP units. See “Exchange of Limited Partnership Units of Artisan Partners Holdings and Conversion of Our Convertible Preferred Stock”.

Resale and Registration Rights Agreement

Under this agreement, we have provided the holders of LP units and shares of our convertible preferred stock with certain registration rights. We have also established certain restrictions on the timing and manner of resales of Class A common stock received upon exchange of LP units or conversion of shares of convertible preferred stock. In general, our board of directors may waive the restrictions on resale described below.

We are required to file, and use our reasonable best efforts to cause the SEC to declare effective, two registration statements: (i) an exchange shelf registration statement registering all shares of our Class A common stock and convertible preferred stock to be issued upon exchange of LP units, and (ii) a shelf registration statement registering secondary sales of Class A common stock issuable upon exchange of LP units or conversion of convertible preferred stock by AIC and the H&F holders, as applicable. The registration statement of which this prospectus forms a part satisfies our obligations pursuant to clause (i) above.

AIC was permitted to sell up to, and sold, 15% of its common units, or 1,444,146 common units, in connection with the 2014 Follow-On Offering discussed below. As of March 31, 2014, AIC owned 8,183,498 Class D common units. There is no limit on the number of shares of our Class A common stock AIC may sell after June 1, 2014. AIC will have the right to use the resale shelf registration statement to sell shares of Class A common stock, including the right to an unrestricted number of brokered transactions and, subject to certain limitations and qualifications, marketed and unmarketed underwritten shelf takedowns.

The H&F holders were permitted to sell preferred units and shares of convertible preferred stock in connection with the November 2013 Offering and 2014 Follow-On Offering, each as described below. In the November 2013 Offering, they sold 4,152,665 preferred units and 1,367,335 shares of convertible preferred stock. In the 2014 Follow-On Offering, they sold 2,256,883 preferred units and 743,117 shares of convertible preferred stock. As of March 31, 2014, the H&F holders owned 1,381,887 preferred units and 455,011 shares of convertible preferred stock. There is no limit on the number of shares of our Class A common stock the H&F holders may sell after June 1, 2014. The H&F holders will have the right to use the resale shelf registration statement to sell shares of Class A common stock, including the right to an unrestricted number of brokered transactions and, subject to certain limitations and qualifications, marketed and unmarketed underwritten shelf takedowns. Additionally, the H&F holders will have the right to distribute preferred units, shares of convertible preferred stock or shares of Class A common stock to their partners or stockholders, as applicable. The transferees in any such distribution will not be subject to contractual resale restrictions and will not have any rights under the registration rights agreement.

The holders of Class A common units sold an aggregate of 850,969 common units in connection with the 2014 Follow-On Offering as described further below. We also used a portion of the net proceeds of our IPO to purchase an aggregate of 2,720,823 common units from certain of the holders of Class A common units at a price per unit equal to $28.05. As of March 31, 2014, the holders of Class A common units owned an aggregate of 10,172,595 Class A common units. There is no limit on the number of shares of our Class A common stock the holders of Class A common units may sell after June 1, 2014. Additionally, at the same time, certain holders of Class A common units may distribute their Class A common units or Class A common stock received in exchange for Class A common units to their partners or members, respectively. The transferees in any such distribution will not be subject to contractual resale restrictions and will not have any rights under the registration rights agreement.

Our employee-partners, who hold Class B common units, sold an aggregate of 3,705,453 partnership units in connection with the 2014 Follow-On Offering, as described further below. As of March 31, 2014, the employee-partners owned an aggregate of 21,566,436 Class B common units. In each 12-month period, the first of which began on March 12, 2014, each employee-partner is permitted to sell (i) a number of vested shares of our Class A common stock representing up to 15% of the aggregate number of common units and shares of Class A common stock received upon exchange of common units (in each case, whether vested or unvested) he or she held as of the first day of that period (as well as the number of shares such holder could have sold in any previous period or periods but did not sell in such period or periods) or, (ii) if greater, vested shares of our Class A common stock having a market value as of the time of sale of up to $250,000. The units each employee-partner sold in connection with the 2014 Follow-On Offering are included when calculating the maximum number of shares each employee-partner is permitted to sell in the first one-year period.

Our former employee-partners, who hold Class E common units, including Ms. Olsen, our former Chief Legal Officer, sold an aggregate of 283,769 partnership units in connection with the 2014 Follow-On Offering. As of March 31, 2014, former employee-partners owned an aggregate of 632,807 Class E common units.

Following the termination of an employee-partner’s employment, the former employee-partner’s vested Class B common units are automatically exchanged for Class E common units, the former employee-partner’s shares of Class B common stock are cancelled and we issue the former employee-partner a number of shares of Class C common stock equal to the former employee-partner’s number of Class E common units. The former employee-partner’s Class E common units are exchangeable for Class A common stock subject to the same restrictions and limitations on exchange applicable to the other limited partners.

If the employee-partner’s employment was terminated as a result of retirement, death or disability, the employee-partner or his or her estate may (i) as of and after the time of termination of employment, sell (A) a number of shares of our Class A common stock up to one-half of the employee-partner’s aggregate number of vested common units and shares of Class A common stock received upon exchange of common units held as of the date of termination of employment or, (B) if greater, vested shares of our Class A common stock having a market value as of the time of sale of up to $250,000, and (ii) as of and after the first anniversary of the termination, the person’s remaining shares of our Class A common stock received upon exchange of common units. Retirement, for these purposes, requires that the employee-partner have provided ten years of service or more at the date of retirement and offered one year’s written notice (or three years’ written notice in the case of employee-partners who are lead portfolio managers or executive officers) of the intention to retire, subject to the partnership’s right, at its discretion, to accept a period of notice that is shorter. The units each former employee-partner sold in connection with the 2014 Follow-On Offering are included when calculating the maximum number of shares each former employee-partner is permitted to sell in the applicable period.

If an employee-partner resigns or is terminated involuntarily, the employee-partner may in each 12-month period following the third, fourth, fifth and sixth anniversary of the termination, sell a number of shares of our Class A common stock up to one-fourth of the employee-partner’s aggregate number of vested common units and shares of Class A common stock received upon exchange of common units held as of the date of termination of his or her employment (as well as the number of shares such employee-partner could have sold in any previous period or periods but did not sell in such period or periods).

We will pay all expenses incident to our performance of any registration or marketing of securities pursuant to the registration rights agreement, including reasonable fees and out-of-pocket costs and expenses of selling stockholders (including reasonable legal fees for AIC and the H&F holders). We have also agreed to indemnify any selling stockholder, solely in their capacity as selling stockholders, against any losses or damages resulting from any untrue statement, or omission, of material fact in any registration statement, prospectus or free writing prospectus pursuant to which they may sell shares of our Class A common stock, except to the extent the liability arose from their misstatement or omission of a material fact, and they have agreed to indemnify us against certain losses caused by their misstatements or omissions of a material fact relating to them to the extent caused by or contained in information furnished in writing by them.

Amended and Restated Limited Partnership Agreement of Artisan Partners Holdings

As a holding company, we conduct all of our business activities through our direct subsidiary, Artisan Partners Holdings, an intermediate holding company, which wholly owns Artisan Partners Limited Partnership, our principal operating subsidiary. The rights and obligations of Artisan Partners Holdings’ partners are currently set forth in the fifth amended and restated limited partnership agreement of Artisan Partners Holdings, which is filed as an exhibit to the registration statement of which this prospectus forms a part. See “Artisan Partners Holdings Fifth Amended and Restated Limited Partnership Agreement” and “Comparison of Ownership of Limited Partnership Units of Artisan Partners Holdings, Our Class A Common Stock and Our Convertible Preferred Stock”.

Stockholders Agreement

Our employees to whom we have granted equity have entered into a stockholders agreement pursuant to which they granted an irrevocable voting proxy with respect to all shares of our common stock they have acquired from us (which shares represent approximately 69% of the combined voting power of our capital stock as of March 31, 2014) and any shares they may acquire from us in the future to a stockholders committee currently consisting of Eric R. Colson (our President and Chief Executive Officer), Charles J. Daley, Jr. (our Executive Vice President, Chief Financial Officer and Treasurer) and Gregory K. Ramirez (our Senior Vice President). Any shares of our common stock that we issue to our employees in the future will be subject to the stockholders agreement so long as the agreement has not been terminated. Shares subject to the stockholders agreement will be voted in accordance with the majority decision of the three members of the stockholders committee.

The members of the stockholders committee must be employees of ours and holders of shares subject to the agreement. If a member of the stockholders committee ceases to act as a member of the stockholders committee, our chief executive officer (if he or she is a holder of shares subject to the stockholders agreement and is not already a member of the stockholders committee) will become a member of the stockholders committee. Otherwise, the two remaining members of the stockholders committee will jointly select a third member of the stockholders committee. Each member of the stockholders committee is entitled to indemnification from us in his or her capacity as a member of the stockholders committee.

The stockholders agreement provides that members of the stockholders committee will vote the shares subject to the stockholders agreement in support of the following:

•

A director nominee, initially Mr. Thorpe, designated by the H&F holders, so long as they beneficially own at least 5% of the number of outstanding shares of our common stock and convertible preferred stock. The H&F holders no longer beneficially own at least 5% of the number of outstanding shares of our common stock and convertible preferred stock.

•

Matthew R. Barger, or, unless Mr. Barger is removed from the Board for cause, a successor selected by Mr. Barger who holds Class A common units, so long as the holders of the Class A common units beneficially own at least 5% of the number of outstanding shares of our common stock and convertible preferred stock. As of March 31, 2014, the holders of the Class A common units beneficially owned 14% of the number of outstanding shares of our common stock and convertible preferred stock.

•

A director nominee, initially Mr. Ziegler, designated by AIC, so long as AIC beneficially owns at least 5% of the number of outstanding shares of our common stock and convertible preferred stock. As of March 31, 2014, AIC beneficially owned 11% of the number of outstanding shares of our common stock and convertible preferred stock.

•	A director nominee, initially Mr. Colson, designated by the stockholders committee who is an employee-partner.

Under the terms of the stockholders agreement, we are required to use our best efforts to elect the nominees described above, which efforts must include soliciting proxies for, and recommending that our stockholders vote in favor of, the election of each. Other than as provided above, under the terms of the stockholders agreement, the stockholders committee may in its discretion vote, or abstain from voting, all or any of the shares subject to the stockholders agreement on any matter on which holders of shares of our common stock are entitled to vote. The stockholders committee is specifically authorized to vote for its members as directors under the terms of the stockholders agreement.

At any time after the earlier of (i) the elimination of the Class B common stock’s supervoting rights and (ii) March 12, 2018, parties to the stockholders agreement holding at least two-thirds of the shares subject to the agreement may terminate it provided that the stockholders committee is no longer obligated to vote in favor of a director nominee who is a Class A common unit holder. Accordingly, for so long as the parties whose shares are subject to the stockholders agreement hold at least a majority of the combined voting power of our capital stock, the stockholders committee will be able to elect all of the members of our board of directors (subject to the obligation of the stockholders committee to vote in support of the nominees described above) and will thereby control our management and affairs. Because each share of Class B common stock initially entitles its holder to five votes, the stockholders committee will control our management and affairs even though the employees whose shares are subject to the stockholders agreement hold less than a majority of the number of outstanding shares of our capital stock.

Prior to March 12, 2014, Mr. Ziegler was a member of the stockholders committee and had the power to vote all shares subject to the agreement, representing, prior to March 12, 2014, 80% of the combined voting power of our capital stock. Mr. Ziegler ceased to be a member of the committee in conjunction with his planned retirement from serving as Executive Chairman of the company.

Tax Receivable Agreements

We are a party to two tax receivable agreements. The first tax receivable agreement is between us and the H&F holder that is the sole shareholder of our convertible preferred stock. As part of our IPO Reorganization, a corporation controlled by Hellman & Friedman LLC, which we refer to as H&F Corp, merged with and into us pursuant to an Agreement and Plan of Merger. As consideration for the merger, the shareholder of H&F Corp (which is the H&F holder and the sole shareholder of our convertible preferred stock) received shares of our convertible preferred stock, contingent value rights (which were subsequently terminated in connection with the November 2013 Offering) and the right to receive an amount of cash equal to H&F Corp’s share of the post-IPO distribution of Artisan Partners Holdings’ pre-IPO retained profits. The tax receivable agreement between us and the H&F holder generally provides for the payment by us of 85% of the amount of cash savings, if any, in U.S. federal and state income tax that we actually realize (or are deemed to realize in certain circumstances) as a result of (i) existing tax basis in Artisan Partners Holdings’ assets with respect to preferred units acquired by us in the merger with respect to which we issued the convertible preferred stock, (ii) any net operating losses available to us as a result of the merger, and (iii) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement.

The second tax receivable agreement, with each holder of LP units, generally provides for the payment by us to each of them of 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that we actually realize (or are deemed to realize in certain circumstances) as a result of (i) any step-up in tax basis in Artisan Partners Holdings’ assets resulting from (A) the purchase or redemption of LP units or the exchange of LP units for shares of our Class A common stock or convertible preferred stock and (B) payments under this tax receivable agreement, (ii) certain prior distributions by Artisan Partners Holdings and prior transfers of partnership interests which resulted in tax basis adjustments to the assets of Artisan Partners Holdings and (iii) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement.

For purposes of these tax receivable agreements, cash savings in tax are calculated by comparing our actual income tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the tax receivable agreements. The tax receivable agreements will continue until all tax benefits have been utilized or expired, unless we exercise our right to terminate the agreements or we materially breach any of our material obligations under the agreements, in which cases our obligations under the agreements will accelerate. The actual increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of purchases, redemptions or exchanges of partnership units, the price of our Class A common stock or the value of our convertible preferred stock, as the case may be, at the time of the purchase, redemption or exchange, the extent to which such transactions are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest or depreciable or amortizable basis. In addition, in the case of a change of control, our obligations will be based on different assumptions that may affect the amount of the payments required under the agreements.

As of December 31, 2013, we recorded a $160.7 million liability, representing amounts payable under the tax receivable agreements equal to 85% of the tax benefit we expect to realize from the following:

•	The merger described above and our purchase of Class A common units in connection with our IPO (approximately $55.4 million).

•	Our purchase of preferred units in connection with the November 2013 Offering (approximately $105.3 million).

Those amounts assume no material changes in the related tax law and that we earn sufficient taxable income to realize all tax benefits subject to the tax receivable agreements. We expect the liability to increase by approximately $232.7 million as a result of our purchase of common and preferred units in connection with the 2014 Follow-On Offering. The liability will increase upon future purchases, redemptions or exchanges of units of Artisan Partners Holdings.

During 2014, we expect to make payments under the tax receivable agreements totaling approximately $4.4 million in the aggregate to the H&F holders and the Class A limited partners whose LP units we purchased in connection with the IPO. We made no payments under the agreements in 2013.

Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreements, we expect that the reduction in tax payments for us associated with (i) the merger and our purchase of Class A common units in connection with the IPO; (ii) the November 2013 Offering; (iii) the 2014 Follow-On Offering; and (iv) future purchases, redemptions or exchanges of partnership units would aggregate to approximately $1.9 billion over 15 years, assuming the future purchases, redemptions or exchanges described in clause (iv) occurred at a price of $64.25 per share of our Class A common stock, the closing price of our Class A common stock on March 31, 2014. Under such scenario we would be required to pay the other parties to the tax receivable agreements 85% of such amount, or $1.6 billion, over the 15-year period. The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us and tax receivable agreement payments by us will be calculated using the market value of our Class A common stock at the time of purchase, redemption or exchange and the prevailing tax rates applicable to us over the life of the tax receivable agreements and will be dependent on us generating sufficient future taxable income to realize the benefit.

Transactions in connection with the November 2013 Offering

In October 2013, we entered into a unit and share purchase agreement with the H&F holders. Pursuant to that agreement, we used the net proceeds of our issuance of 5,520,000 shares of our Class A common stock to purchase 4,152,665 preferred units and 1,367,335 shares of our convertible preferred stock from the H&F holders, at a price per unit or share, as applicable, equal to $53.76. We also reimbursed the H&F holders for approximately $53,000 in legal fees incurred in connection with the November 2013 Offering. In connection with the November 2013 Offering, the contingent value rights agreements that we had entered into with the H&F holders in connection with our IPO were terminated with no amounts paid or payable thereunder by us. Under the contingent value rights agreements, we could have potentially owed the H&F holders up to $100 million in July 2016 or upon an earlier change in control.

Transactions in connection with the 2014 Follow-On Offering

In February 2014, we entered into unit and share purchase agreements with holders of LP units and the holder of shares of our convertible preferred stock who elected to sell LP units and shares to us, respectively. Pursuant to those agreements, we used the net proceeds of our issuance of 9,284,337 shares of our Class A common stock to purchase 6,284,337 common units from certain of the limited partners of Artisan Partners Holdings, including certain of our directors and named executive officers. We also purchased 2,256,883 preferred units and 743,117 shares of convertible preferred stock from the H&F holders, which are associated with two of our directors. We purchased the units and shares at a price per unit or share, as applicable, equal to $59.675. The 2014 Follow-On Offering satisfied our obligation to conduct an underwritten public offering on behalf of all of the pre-IPO partners on or around the first anniversary of our IPO under the registration rights agreement described above. Pursuant to the registration rights agreement, we will reimburse the selling partners for their reasonable out-of-pocket expenses incurred in connection with this offering (including reasonable legal fees of AIC and the H&F holders).

Indemnification Agreements

We have entered into an indemnification agreement with each of our executive officers, directors and the members of our stockholders committee that provides, in general, that we will indemnify them to the fullest extent permitted by Delaware law in connection with their service in such capacities. Due to the nature of the indemnification agreements, they are not the type of agreements that are typically entered into with or available to unaffiliated third parties.

Transactions with AIC

Prior to March 12, 2014, Artisan Partners Holdings had cost sharing arrangements with entities controlled by Andrew A. Ziegler and Carlene M. Ziegler, pursuant to which Artisan Partners Holdings and certain of its employees provided certain administrative services to those entities and the Zieglers, and they reimbursed Artisan Partners Holdings for the costs related to such services. Pursuant to these arrangements, the Ziegler entities paid Artisan Partners Holdings approximately $567,074, $502,465 and $508,735 for the years ended December 31, 2013, 2012 and 2011, respectively. We amended these arrangements on March 12, 2014. Under the amended arrangements, an entity owned by the Zieglers will reimburse us for the costs associated with three employees using our office space while they transition to new facilities, which we expect will occur by June 2014. We believe that the terms of these arrangements are reasonable and reflect the terms of agreements negotiated on an arm’s-length basis. In addition, Artisan Partners Holdings has obtained and paid for insurance policies covering potential liability AIC may incur as the prior general partner of Artisan Partners Holdings.

Transactions with Private Fund

We have an agreement to serve as the investment manager of Artisan Partners Launch Equity LP, or Launch Equity, a private investment partnership. Under the terms of our agreement with Launch Equity, we earn a quarterly fee based on the value of the closing capital account of each limited partner for the quarter, at the rate of 1.00% (annualized). At our discretion, the fee may be waived and certain expenses reimbursed. Amounts we waived for quarterly fees (which do not impact our financial statements as they are eliminated in consolidation) totaled $0.5 million, $0.3 million and $0.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. Expense reimbursements totaled $0.2 million, $0.1 million and $0.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. Our wholly owned subsidiary, Artisan Partners Alternative Investments GP LLC, is the general partner of Launch Equity. We made an initial equity investment in Launch Equity of $1,000. Artisan Partners Alternative Investments GP LLC is entitled to receive an allocation of profits from Launch Equity equal to 20% of Launch Equity’s net capital appreciation as determined at the conclusion of its fiscal year, which also may be waived at our discretion. The incentive fee amount waived as a result of net capital appreciation for the fiscal years ended December 31, 2013 and 2012 was $2.0 million and $1.1 million, respectively. There was no net capital appreciation for the fiscal year ended December 31, 2011. All of the limited partner investors in Launch Equity are current or former employees of ours, including Andrew C. Stephens, a portfolio manager on our Growth Team, who owns approximately 86% of the limited partner interests in Launch Equity, as well as Andrew A. Ziegler and Carlene M. Ziegler, Eric R. Colson, our President and Chief Executive Officer, and James D. Hamel, a portfolio manager on our Growth Team.

Other

Carlene M. Ziegler, who is married to Andrew A. Ziegler and is one of the founders of Artisan and former portfolio manager of one of our strategies, received compensation from us in the amount of $46,250 for the year ended December 31, 2013 and $125,000 for each of the years ended December 31, 2012 and 2011. During that period, Mrs. Ziegler was a managing director of Artisan Partners Holdings serving in an advisory capacity to Artisan Partners Holdings’ senior management, particularly with respect to matters relating to portfolio management, investment strategies, capabilities of potential investment managers and capital structure planning. Her employment with us terminated on March 12, 2014.

Statement Regarding Transactions with Affiliates

We have adopted a written policy regarding the approval, with certain exceptions, of any transaction or series of transactions in which we or any of our subsidiaries is a participant, the amount involved exceeds $120,000, and a “related party” (a director, director nominee, executive officer, or a person known to us to be the beneficial owner of more than 5% of our voting securities) has a direct or indirect material interest (a “related-party transaction”). Under the policy, a related party must promptly disclose to our Chief Legal Officer any potential related party transaction and all material facts about the transaction. The Chief Legal Officer will then assess whether the transaction constitutes a related party transaction. If the Chief Legal Officer determines a transaction qualifies as such, he or she will promptly communicate that information to the Audit Committee of our board, to the chairman of the Audit Committee, if the Chief Legal Officer determines it is impracticable or undesirable to wait until the next committee meeting, or to the entire board. Based on its consideration of all of the relevant facts and circumstances, the appropriate reviewer will decide whether or not to approve such transaction and will generally approve only those transactions that are not inconsistent with our best interests. If we become aware of an existing related party transaction that has not been pre-approved under this policy, the transaction will be referred to the Audit Committee or the entire board, which will evaluate all options available, including ratification, revision or termination of such transaction. Under the policy, any director who may be interested in a related party transaction must recuse himself or herself from any consideration of such related party transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our capital stock as of March 31, 2014 for:

•	each person known by us to beneficially own more than 5% of any class of our outstanding shares;

•	each of our named executive officers;

•	each of our directors; and

•	all of our named executive officers and directors as a group.

Each share of our Class A common stock, Class C common stock and convertible preferred stock is entitled to one vote per share. Each share of Class B common stock initially entitles its holder to five votes per share. Each share of our Class C common stock corresponds to a Class A common unit, Class D common unit, Class E common unit or preferred unit of Artisan Partners Holdings, and each share of Class B common stock corresponds to a Class B common unit of Artisan Partners Holdings.

Subject to certain restrictions, (i) each common unit is exchangeable for one share of our Class A common stock, and upon any such exchange, the corresponding share of Class C or Class B common stock, as applicable, will be cancelled, and (ii) each preferred unit is exchangeable for either one share of our convertible preferred stock or a number of shares of Class A common stock equal to the conversion rate as described under “Description of Capital Stock—Preferred Stock—Convertible Preferred Stock—Convertible Preferred Stock Conversion Rate”, and upon any such exchange, the corresponding share of Class C common stock will be cancelled. From and after the automatic conversion of our convertible preferred stock into Class A common stock, each preferred unit will be exchangeable for a number of shares of our Class A common stock equal to the conversion rate. See “Relationships and Related Party Transactions—Transactions in connection with the IPO Reorganization—Exchange Agreement”. Each share of our convertible preferred stock is convertible into a number of shares of our Class A common stock equal to the conversion rate.

Because we have disclosed the ownership of shares of our Class B common stock and Class C common stock (which correspond to LP units that are exchangeable for Class A common stock) and our convertible preferred stock (which is convertible into Class A common stock), the shares of Class A common stock underlying LP units or convertible preferred stock are not reflected in the table below.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the address for each stockholder listed below is c/o Artisan Partners Asset Management Inc., 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202.

	Class A(1)		Class B		Class C		Convertible Preferred		Aggregate % of Combined Voting Power
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
5+% Stockholders:
Artisan Investment Corporation(2)	—	—	—	—	8,183,498	40.2%	—	—	5.2%
H&F Brewer AIV, L.P.(3)(4)(5)	4,728	*	—	—	1,381,887	6.8%	455,011	100.0%	1.2%
MLY Holdings Corp.(6)(7)	—	—	4,454,425	20.7%	—	—	—	—	—
LaunchEquity Acquisition Partners, LLC(6)(8)	—	—	2,069,928	9.6%	—	—	—	—	—
N. David Samra(6)	513,517	1.8%	1,883,532	8.7%	—	—	—	—	—
James C. Kieffer(6)	—	—	1,738,365	8.1%	—	—	—	—	—
Scott C. Satterwhite(6)	—	—	1,735,471	8.0%	—	—	—	—	—
George Sertl(6)	—	—	1,734,185	8.0%	—	—	—	—	—
Daniel J. O’Keefe(6)	627,632	2.2%	1,564,300	7.3%	—	—	—	—	—
James D. Hamel(6)	—	—	1,136,548	5.3%	—	—	—	—	—
Wellington Management Company, LLP(9)	1,957,684	6.7%	—	—	—	—	—	—	1.2%
David L. Anderson(10)	—	—	—	—	1,072,213	5.3%	—	—	*
G. Leonard Baker, Jr.(11)	—	—	—	—	1,154,872	5.7%	—	—	*
Directors and Named Executive Officers:
Andrew A. Ziegler(2)	—	—	—	—	8,183,498	40.2%	—	—	5.2%
Eric R. Colson(12)	1,616,969	5.6%	21,566,436	100%	—	—	—	—	69.4%
Janet D. Olsen	—	—	—	—	201,237	1.0%	—	—	*
Charles J. Daley, Jr.(12)	1,617,569	5.6%	21,566,436	100%	—	—	—	—	69.4%
Sarah A. Johnson(6)	9,000	*	94,464	*	—	—	—	—	*
Dean J. Patenaude(6)(13)	9,520	*	154,346	*	—	—	—	—	*
Gregory K. Ramirez(12)	1,618,369	5.6%	21,566,436	100%	—	—	—	—	69.4%
Matthew R. Barger(5)(14)	4,728	*	—	—	1,632,338	8.0%	—	—	1.0%
Tench Coxe(5)(15)	4,728	*	—	—	1,119,908	5.5%	—	—	*
Stephanie G. DiMarco(5)	24,728	*	—	—	—	—	—	—	*
Jeffrey A. Joerres(5)	8,228	*	—	—	—	—	—	—	*
Allen R. Thorpe(5)	4,728	*	—	—	—	—	—	—	*
Directors and executive officers as a group (12 persons)	1,670,129	5.7%	21,566,436	100%	11,136,981	54.7%	—	—	76.4%

*	Less than 1%.
(1)

Subject to certain exceptions, the persons who hold shares of our Class B common stock and Class C common stock (which correspond to LP units that generally are exchangeable for Class A common stock) and convertible preferred stock (which is convertible into Class A common stock) are currently deemed to have beneficial ownership over a number of shares of our Class A common stock equal to the number of shares of our Class B common stock, Class C common stock and convertible preferred stock reflected in the table above, respectively. Because we have disclosed the ownership of shares of our Class B common stock, Class C common stock and convertible preferred stock, the shares of Class A common stock underlying LP units or convertible preferred stock are not reflected in the table above.

(2)	AIC is owned by ZFIC, Inc., an entity that is controlled by Andrew A. Ziegler and Carlene M. Ziegler, who are married to each other.

(3)

Includes (a) shares of Class C common stock held by H&F Brewer AIV, L.P. and H&F Capital Associates, (b) shares of convertible preferred stock held by H&F Brewer AIV II, L.P and (c) shares of Class A common stock underlying restricted stock units held by Mr. Thorpe for the benefit of Hellman & Friedman LP, or H&F LP. The proceeds of any disposition of the 4,728 shares of Class A common stock underlying the restricted stock units issued to Mr. Thorpe described in clause (c) above will be applied against management fees otherwise payable to H&F LP by funds affiliated with H&F Brewer AIV, L.P. and H&F Brewer AIV II, L.P. Hellman & Friedman LLC, or H&F, is the sole general partner of H&F Investors V, L.P., or H&F Investors, and H&F Capital Associates. H&F Investors is the sole general partner of H&F Brewer AIV, L.P. and of H&F Brewer AIV II, L.P. Hellman & Friedman GP LLC, or H&F GP, is the sole general partner of H&F LP. As sole general partner of H&F Investors and H&F Capital Associates, H&F may be deemed to beneficially own shares of common stock beneficially owned by H&F Investors and H&F Capital Associates. As sole general partner of H&F Brewer AIV, L.P. and H&F Brewer AIV II, L.P., H&F Investors may be deemed to beneficially own shares of common stock beneficially owned by H&F Brewer AIV, L.P. and H&F Brewer AIV II, L.P. As sole general partner of H&F LP, H&F GP may be deemed to beneficially own shares of common stock beneficially owned by H&F LP. A four person investment committee of H&F has power to vote or to direct the vote of, and to dispose or to direct the disposition of, shares of common stock that are beneficially owned by H&F, H&F Investors, H&F Brewer AIV, L.P., H&F Brewer AIV II, L.P. and H&F Capital Associates. Four designated members of H&F GP have collective power, by majority vote among them, to vote or to direct the vote of, and to dispose, or direct the disposition of, shares of common stock that are beneficially owned by H&F LP and H&F GP. Each member of the investment committee of H&F, each designated member of H&F GP and Mr. Thorpe disclaims beneficial ownership of all shares of Class A common stock, except to the extent of any pecuniary interest held therein.

(4)

The address of H&F, H&F Investors, H&F Brewer AIV, L.P., H&F Brewer AIV II, L.P., H&F Capital Associates, H&F LP and H&F GP is c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Floor, San Francisco, California 94111.

(5)

Includes the shares of Class A common stock underlying restricted stock units granted to our non-employee directors. The restricted stock units vested immediately, and the underlying shares will be delivered on the earlier to occur of (i) a change in control of Artisan and (ii) the termination of such person’s service as a director. Mr. Thorpe holds restricted stock units awarded to him for the benefit of H&F LP. The proceeds of any disposition of the 4,728 shares of Class A common stock underlying the restricted stock units issued to Mr. Thorpe, as described in footnote 3 above, will be applied against management fees otherwise payable to H&F LP by funds affiliated with H&F Brewer AIV, L.P. and H&F Brewer AIV II, L.P. See footnote 3 above. Mr. Coxe holds restricted stock units awarded to him for the benefit of the managing directors of the general partner of Sutter Hill Ventures.

(6)

Pursuant to the stockholders agreement, MLY Holdings Corp., LaunchEquity Acquisition Partners, LLC, Mr. Samra, Mr. Kieffer, Mr. Satterwhite, Mr. Sertl, Mr. O’Keefe, Mr. Hamel, Ms. Johnson and Mr. Patenaude each granted an irrevocable voting proxy with respect to all of the shares of our common stock he or she has acquired from us and any shares he or she may acquire from us in the future to the stockholders committee as described in footnote 12 below. Each retains investment power with respect to the shares of our common stock he or she holds, which are the shares reflected in the row applicable to each person. 4,000 of Ms. Johnson’s and 20 of Mr. Patenaude’s shares of Class A common stock are not subject to the stockholders agreement.

(7)	MLY Holding Corp. is a Delaware corporation through which Mark L. Yockey holds his shares of Class B common stock. Mr. Yockey is the sole director of MLY Holding Corp.
(8)

LaunchEquity Acquisition Partners, LLC, is a manager-managed designated series limited liability company organized under the laws of State of Delaware. Andrew C. Stephens is the sole manager of the designated series of LaunchEquity Acquisition Partners through which Mr. Stephens holds his shares of Class B common stock.

(9)

This information has been derived from the Schedule 13G filed with the SEC on February 14, 2014 by Wellington Management Company, LLP which states that Wellington Management Company, LLP has shared voting control over 1,691,545 shares and shared dispositive power over 1,957,684 shares.

(10)

Includes 539,024 shares of Class C common stock held by Sutter Hill Ventures, of which Mr. Anderson is a managing director of the general partner. Mr. Anderson shares voting and investment power over all of such shares of Class C common stock.

(11)

Includes 539,024 shares of Class C common stock held by Sutter Hill Ventures, of which Mr. Baker is a managing director of the general partner. Mr. Baker shares voting and investment power over all of such shares of Class C common stock.

(12)

Each of our employees to whom we have granted equity has entered into a stockholders agreement pursuant to which they granted an irrevocable voting proxy with respect to all of the shares of our common stock they have acquired from us and any shares they may acquire from us in the future to a stockholders committee currently consisting of Mr. Colson, Mr. Daley and Mr. Ramirez. All shares subject to the stockholders agreement are voted in accordance with the majority decision of those three members. See “Relationships and Related Party Transactions—Transactions in connection with the IPO Reorganization—Stockholders Agreement” for additional information about the stockholders agreement.

Includes all shares of Class B common stock and all shares of Class A common stock that we have granted to employees. Other than as described below, none of Mr. Colson, Mr. Daley or Mr. Ramirez has investment power with respect to any of the shares subject to the stockholders agreement and each disclaims beneficial ownership of such shares. Mr. Colson, Mr. Daley and Mr. Ramirez have investment power over the following shares, respectively, and therefore do not disclaim beneficial ownership of such shares:

	Class A(1)		Class B		Class C		Convertible Preferred		Aggregate % of Combined Voting Power
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Eric R. Colson	22,500	—	785,609	3.6%	—	—	—	—	—
Charles J. Daley, Jr.	11,100	*	159,215	*	—	—	—	—	*
Gregory K. Ramirez	6,400	*	79,864	*	—	—	—	—	*

Mr. Daley’s shares noted above include 800 shares of Class A common stock that are not subject to the stockholders agreement and over which he has voting power; 200 of such shares of Class A common stock are held by his daughter and 200 of such shares are held by his son. Mr. Ramirez’s shares noted above include 1,400 shares of Class A common stock that are not subject to the stockholders agreement and over which he has voting power.

(13)	Includes 20 shares of Class A common stock held by Mr. Patenaude’s son.
(14)

Includes 390,336 shares of Class C common stock held by Frog & Peach LLC. Mr. Barger shares voting and investment power over, but disclaims beneficial ownership of, all of such shares of Class C common stock.

(15)

Includes 539,024 shares of Class C common stock held by Sutter Hill Ventures, of which Mr. Coxe is a managing director of the general partner; 540,179 shares of Class C common stock held by Rooster Partners, LP, of which Mr. Coxe is a co-trustee of a trust which is the general partner; and 40,705 shares of Class C common stock held by a trust of which Mr. Coxe is a co-trustee and beneficiary. Mr. Coxe shares voting and investment power over all of such shares of Class C common stock.

VALIDITY OF SECURITIES

The validity of the issuance of the shares of Class A common stock and convertible preferred stock offered hereby will be passed upon for Artisan Partners Asset Management by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under the shelf registration process, we may issue from time to time up to 41,937,223 shares of Class A common stock to the holders of LP units, including to certain of our directors and executive officers or their affiliates, upon exchange of common units and preferred units of Artisan Partners Holdings LP. We also may issue from time to time up to 1,381,887 shares of convertible preferred stock to the holders of preferred units of Artisan Partners Holdings LP, which are affiliates of one of our directors, upon exchange of such preferred units and up to 1,381,887 shares of Class A common stock issuable upon conversion of such shares of convertible preferred stock.

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document.

Any report filed by us with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement and any reports filed by us with the SEC after the date of this prospectus and before the date that the offerings of the shares of Class A common stock by means of this prospectus are terminated, will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 26, 2014 (File No. 001-35826); and

•	Current Report on Form 8-K, dated March 12, 2014, filed March 12, 2014 (File No. 001-35826).

•

All documents filed by Artisan Partners Asset Management under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement and after the date of this prospectus and before the termination of the offerings to which this prospectus relates (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein).

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from Artisan Partners Asset Management Inc., at 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202. You may also contact us by telephone at (414) 390-6100 or visit our website at www.artisanpartners.com for copies of those documents. We post updated information about our assets under management under the Financial Information section of our Investor Relations website (www.apam.com) after the conclusion of the seventh trading day of the NYSE of each month. Information contained on our websites is not part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC relating to the shares of Class A common stock covered by this prospectus. This prospectus, and any document incorporated by reference into this prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our Class A common stock, we refer you to the registration statement and to its exhibits. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC.

You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We are subject to the informational requirements of the Exchange Act, and we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also are able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We make available free of charge on the Investor Relations section of our website (www.apam.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed or furnished with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. We intend to make available to our stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Artisan Partners Asset Management Inc.

Class A Common Stock

Convertible Preferred Stock